As filed with the Securities and Exchange Commission on June 27, 2003
Registration No. 333-105505

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Direct General Corporation

(Exact name of registrant as specified in its charter)

Tennessee	6331	62-1564496
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1281 Murfreesboro Road, 5-01

Nashville, Tennessee 37217
(615) 399-0900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William C. Adair, Jr.

Chairman, Chief Executive Officer and President
Direct General Corporation
2813 Business Park Drive, Bldg. I
Memphis, Tennessee 38118
Telephone: (615) 399-0900
Facsimile: (901) 366-3875
(Name, Address, Including Zip Code, Telephone and Facsimile Numbers, Including Area Code, of Agent For Service)

Copies to:

Matthew S. Heiter, Esq.
Samuel D. Chafetz, Esq.
Sylvia M. Reed, Esq.
Marla F. Adair, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
165 Madison Avenue, Suite 2000
Memphis, Tennessee 38103
Telephone: (901) 526-2000
Facsimile: (901) 577-2303	John M. Schwolsky, Esq. Matthew M. Ricciardi, Esq. LeBoeuf, Lamb, Greene & MacRae, L.L.P. 125 West 55th Street New York, New York 10019 Telephone: (212) 424-8000 Facsimile: (212) 424-8500

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price (1)(2)	Registration Fee

Common Stock, no par value per share	$170,000,000	$13,753(3)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)	Includes shares attributable to the underwriters’ over-allotment option.

(3)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
SOURCES OF CERTAIN STATISTICAL AND OTHER INFORMATION
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
COMMON STOCK ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
EX-4.2 SERIES A CONVERTIBLE PREFERRED SECURITIES
EX-10.10 PRIVATE PASSENGER AUTOMOBILE EXCESS
EX-10.11 PROPERTY CATASTROPHE EXCESS OF LOSS
EX-10.12 EXCESS OF LIABILITY REINSURANCE AGREEMENT
EX-10.14 QUOTA SHARE REINSURANCE AGREEMENT
EX-10.15 EIGHT AMENDED & RESTATED LOAN AGREEMENT
EX-10.16 SEVENTH AMENDED & RESTATED PLEDGE &
EX-10.17 SEVENTH AMENDED & RESTATED SECURITY AGREE
EX-10.18 LOAN AGREEMENT
EX-10.19 THIRD AMENDED & RESTATED LOAN AGREEMENT
EX-10.20 TRADITIONAL PRIVATE PASSENGER AUTOMOBILE
EX-10.21 NON-TRADITONAL PRIVATE PASSENGER
EX-10.22 FLORIDA MGA AGREEMENT
EX-10.23 OPTION AGREEMENT
EX-10.24 MANAGING GENERAL AGENCY AGREEMENT
EX-10.25 OPTION AGREEMENT
EX-10.26 TEXAS SUB-PRODUCERS AGREEMENT
EX-10.27 SECURITY TRUST AGREEMENT
EX-10.28 STOCK PURCHASE AGREEMENT
EX-10.29 THIRD AMENDED & RESTATED PLEDGE
EX-10.30 THIRD AMENDED & RESTATED SECURITY AGREE.
EX-23.1 Consent of Ernst & Young LLP

PROSPECTUS
SUBJECT TO COMPLETION
DATED             , 2003

                                          Shares

Direct General Corporation

Common Stock

        We are offering                               shares, and the selling shareholders are offering                               shares of our common stock. We will not receive any of the proceeds for shares sold by the selling shareholders.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $                    and $          per share. We intend to list our common stock on the Nasdaq National Market under the symbol “DRCT”.

      Investing in our common stock involves risks. See Risk Factors beginning on page 7.

	Per Share	Total

Initial public offering price of common stock	$	$
Underwriting discount	$	$
Proceeds (before expenses) to Direct General Corporation	$	$
Proceeds (before expenses) to the selling shareholders	$	$

      Certain selling shareholders have granted the underwriters a 30-day option (from the date of this prospectus) to purchase up to an additional                               shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2003.

Keefe, Bruyette & Woods, Inc.

Morgan Keegan & Company, Inc.

U.S. Bancorp Piper Jaffray

SunTrust Robinson Humphrey

The date of this prospectus is                               , 2003.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

      Where We Are

PROSPECTUS SUMMARY

      This summary highlights information about Direct General Corporation and its subsidiaries and the common stock offering contained elsewhere in this prospectus. Because this is a summary, it may not contain all the information you should consider before investing in our common stock. To understand this offering fully, you should read this entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and the accompanying notes included in this prospectus. We reference non-GAAP financial measures in this summary and elsewhere in this prospectus. An explanation of our reasons for using these measures and a reconciliation to the most directly comparable GAAP measures can be found at “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Measurement of Results”. Except as otherwise indicated, references in this prospectus to “Direct”, “Direct General”, “the company”, “we”, “our”, and “us” are to Direct General Corporation (including its subsidiaries) and references to “Direct General Corporation” are solely to Direct General Corporation, and, in each case, do not include the underwriters or selling shareholders.

      Except as otherwise indicated, all share figures in this prospectus assume that the underwriters do not exercise their option to purchase additional shares in this offering, and that all of our outstanding preferred stock is converted into common stock and an outstanding common stock warrant is exercised, in each case, at the closing of this offering.

Direct General Corporation

Who We Are

      We are a rapidly growing provider of non-standard personal automobile insurance, premium finance and other insurance and non-insurance products and services. Our operations are concentrated in the southeastern part of the United States. From 1998 to 2002, our total revenues grew from $127.3 million to $213.1 million and our gross revenues grew from $175.4 million to $403.3 million, representing a compounded annual growth rate of 13.8% and 23.1%, respectively. Net income over this same period increased from $2.6 million in 1998 to $31.0 million in 2002. Total revenues, gross revenues and net income for the first three months of 2003 were $69.0 million, $161.9 million and $9.8 million, respectively.

Our Business Model

      We believe that our success is due primarily to the strength of our business model, which integrates the operations of our insurance, premium finance and agency subsidiaries. Our model also emphasizes the distribution of our products and services through neighborhood sales offices staffed by employee-agents as opposed to commissioned agents. Our business model allows us to generate significant revenues from sources other than premiums from the sale of our core product, non-standard personal automobile insurance policies, compared to the independent agency distribution model relied upon by many of our insurance competitors. These additional revenues include premium finance revenues, commissions from the sale of non-core insurance products and other revenues. None of these revenues entails insurance underwriting risk, and all of these revenues typically would be paid, in the independent agency distribution model, to an unaffiliated premium finance company, independent agent or other third party. These additional revenues totaled $49.4 million in 2001, $62.9 million in 2002 and $19.6 million in the first three months of 2003, which represented 31.9%, 29.5% and 28.4% of our total revenues and were equal to 80.3%, 95.4% and 103.7% of our total operating expenses for 2001, 2002 and the first three months of 2003, respectively. We believe that our ability to produce these additional revenues from sources other than our core product is a substantial competitive advantage.

      As of December 31, 2002, we distributed our products and services through more than 320 neighborhood sales offices. We have 272 offices staffed by company employees and have an option to purchase the assets of an independent insurance agency in Florida with 42 neighborhood sales offices for approximately $14.0 million. In January 2003, we began our expansion into Texas through an independent insurance agency network operating through more than 140 neighborhood sales offices that we have an option to purchase in December

2004. If we exercise this option, the purchase price will be equal to a percentage of the premiums produced for our insurance subsidiaries and a reduced percentage for premiums produced for other insurers. Since our inception, we have grown, and intend to continue to grow, our business through the acquisition of independent insurance agencies and the opening of new sales offices. Our Florida and Texas options grant us the right to acquire the rights to the customers of the agency, the assets used in the agency’s operations, which consist of office furniture and equipment and the assignment of the leases of the neighborhood sales offices. For the year ended December 31, 2002, we produced $93.5 million of gross premiums through our independent agents, $85.1 million of which was attributable to the Florida agency.

      Our neighborhood sales offices serve as a network for both product delivery and payment collection. Our widespread and convenient local presence appeals to our customers, most of whom would prefer to conduct business face to face rather than by telephone or on the Internet. All policy applications are completed in the neighborhood sales offices, and most of our customers revisit these offices at least monthly to make their periodic payments.

      We seek to attract customers by developing strong brand name recognition in our markets through our low-cost television advertising campaigns that emphasize our low down payments, flexible payment plans, convenient neighborhood locations and customer service. Our television advertising campaigns are designed to generate telephone inquiries to our neighborhood sales offices or to our centralized call center where quotes are given and prospective customers are directed to the nearest neighborhood sales office.

Our Products and Services

      Our core business involves issuing non-standard personal automobile insurance policies. These policies, which generally are issued for the minimum limits of coverage required by state laws, provide coverage to drivers who cannot obtain insurance from standard carriers due to a variety of factors, including the lack of flexible payment plans, the failure to maintain continuous coverage, age, prior accidents, driving violations, occupation and type of vehicle. In general, customers in the non-standard market have higher average premiums for a comparable amount of coverage than customers who qualify for the standard market. The higher average premiums compared to the standard market generally result from an increased frequency of losses, which is partially offset by the lower severity of losses resulting from lower limits of coverage.

      Through our premium finance subsidiary, we finance almost all of the insurance policies that we sell. For the year ended December 31, 2002, we financed the premiums on 96.0% of the insurance policies produced through our distribution system. Premium finance involves making a loan to the customer that is backed by the unearned portion of the insurance premiums being financed. We structure our payment plans and integrate our systems in an attempt to minimize the risk of principal losses on our premium finance loans. We offer our customers a variety of flexible payment plans that provide low down payments, a significant factor our customers consider when purchasing insurance.

      We offer a variety of other insurance products designed to appeal to purchasers of our non-standard personal automobile insurance policies, including term life insurance offered through our wholly-owned life insurance subsidiary, as well as vehicle protection insurance, travel protection insurance and hospital indemnity insurance underwritten by unaffiliated insurers for which we receive a commission but do not bear insurance underwriting risk. We are also exploring the possibility of offering additional insurance products underwritten by unaffiliated insurers, such as renters’, homeowners’, motorcycle, boat and personal watercraft policies designed for our customers.

Our Strategy

      Our goal is to generate a superior return to our shareholders. To achieve this goal, we have developed a strategy that seeks to capitalize on our strengths. Key aspects of our strategy include:

•	Maintaining a local market presence and strong brand awareness in the markets we serve;

•	Distributing our products and services through a broad network of neighborhood sales offices that emphasizes the use of salaried employees and a largely fixed cost of distribution;

•	Leveraging our integrated business model to capture significant additional revenues from premium financing, term life insurance premiums and commissions, and defraying a large portion of our operating expenses with these additional revenues;

•	Using our distribution system to increase sales of our non-core insurance and non-insurance products and services, including expanded offerings of these products and services;

•	Expanding our distribution network through acquisitions of local agencies and the opening of new sales offices;

•	Increasing the capital of our insurance subsidiaries and decreasing the percentage of business that we transfer to reinsurers; and

•	Controlling costs through our in-house claims management and disciplined policy underwriting and pricing.

Certain Risks We Face

      Our efforts to capitalize on our strengths and successfully implement our strategy entail risks. For example:

•	Because our core product is non-standard personal automobile insurance, negative developments in this industry could negatively affect us to a greater extent than more diversified insurers that also sell other types of automobile insurance products;

•	Adverse developments and cyclical changes in the personal automobile insurance market could cause our results to suffer;

•	The concentration of our business in Florida and Tennessee make us more susceptible to any negative developments in the prevailing regulatory, economic, competitive, or other conditions in these states, and could make it more costly or difficult for us to conduct our business;

•	The success of our growth plan, which includes expanding into new states by acquiring the business and assets of local agencies, depends upon our ability to identify agency acquisition candidates and, when acquired, integrating their operations;

•	Because of our largely fixed cost structure, a decline in sales volume could, among other things, decrease our profitability;

•	Implementation of our growth plan requires that we continue to strengthen our capitalization or continue to use reinsurance to meet our regulatory capital and surplus requirements, which could leave us vulnerable to a failure by our reinsurers to pay amounts due to us;

•	Our status as a holding company makes us dependent upon the ability of our operating subsidiaries to pay dividends to us, but state insurance laws limit such payments and require our insurance subsidiaries to maintain specified minimum levels of statutory capital and surplus; and

•	The current ratings of our insurance subsidiaries or any failure of our insurance subsidiaries to maintain their current ratings could result in increased interest rates or reinsurance costs to us. Each of our property and casualty insurance subsidiaries is currently assigned a rating of “B-(Fair)” by A.M. Best Company, Inc., which is the eighth highest rating issued by A.M. Best.

      For further discussion of these and other risks we face, see “Risk Factors.”

How to Contact Us

      Our headquarters are located at 1281 Murfreesboro Road, 5-01, Nashville, Tennessee 37217. Our telephone number is (615) 399-4700.

The Offering

Common Stock Offered by Direct General Corporation	shares

Common Stock Offered by Selling Shareholders	shares

Total Shares of Common Stock Offered	shares

Common Stock Outstanding After This Offering(1)	shares

Use of Proceeds	We intend to contribute approximately $ of the net proceeds we receive from this offering to the capital of our insurance subsidiaries and to use an aggregate of $9.0 million to repay two term loans and approximately $7.0 million to acquire an inactive life insurance company. We intend to use the balance of the proceeds from this offering for general corporate purposes.

Proposed Nasdaq National Market Symbol	“DRCT”

Dividend Policy	Our board of directors currently intends to authorize the payment of an annual dividend of $ per share of our common stock payable on a quarterly basis. The payment of dividends will be at the discretion of our board of directors and will be subject to significant restrictions, which are described under “Dividend Policy”, “Business — Regulatory Environment” and elsewhere in this prospectus.

(1)	Based on the number of shares of common stock outstanding on March 31, 2003 and excludes 58,500 shares subject to outstanding options under our 1996 Employee Stock Incentive Plan and 140,000 shares available for future grants under our 2003 Equity Incentive Plan. See “Management — 1996 Employee Stock Incentive Plan” and “Management — 2003 Equity Incentive Plan”. Additionally, all of our outstanding preferred stock will convert into shares of common stock and an outstanding common stock warrant will be exercised, in each case, at the closing of this offering. Thus, this figure also includes shares of common stock comprised of: (i) shares of common stock issuable upon the conversion of all of our outstanding Series A redeemable preferred stock; (ii) shares of common stock issuable upon the conversion of all of our outstanding Series B preferred stock; and (iii) shares of common stock issuable upon the exercise of an outstanding common stock warrant. This amount also reflects a for stock split that will become effective prior to the closing of this offering.

Summary Historical Consolidated Financial and Operating Data

      The following tables provide a summary of historical consolidated financial and operating data of Direct General as of the dates and for the periods indicated. In conjunction with this summary and in order to more fully understand our historical consolidated financial and operating data, you should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included in this prospectus.

      We derived our summary historical consolidated financial data as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 from our audited consolidated financial statements included in this prospectus. We derived our summary historical consolidated financial data as of December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 from our audited consolidated financial statements not included in this prospectus.

      We derived our summary historical consolidated financial data as of March 31, 2003 and 2002 and for the three months ended March 31, 2003 and 2002 from our unaudited consolidated financial statements included in this prospectus. In the opinion of our management, the unaudited consolidated financial data presented in the tables below reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our consolidated financial position and results of operations as of the dates and for the periods indicated. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

	Three Months
	Ended March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	($ in millions)
Statement of Operations Data:
Premiums earned	$47.7	$30.9	$145.0	$98.0	$73.9	$91.6	$86.8
Finance income	11.2	8.6	35.7	27.3	24.6	21.6	17.8
Commission and service fee income	8.4	8.1	27.2	22.1	21.9	21.1	18.5
Net investment income	1.4	1.2	5.3	5.1	5.0	5.2	3.9
Net realized gains (losses) on securities	0.3	0.0	(0.1)	2.2	0.0	(0.1)	0.3

Total revenues	69.0	48.8	213.1	154.7	125.4	139.4	127.3

Insurance losses and loss adjustment expenses	34.8	22.6	100.7	93.9	72.5	69.1	64.4
Selling, general and administrative costs	17.3	17.9	59.7	53.9	47.5	53.2	54.3
Interest expense	1.6	1.6	6.2	7.6	8.8	6.7	4.8

Total expenses	53.7	42.1	166.6	155.4	128.8	129.0	123.5

Income (loss) before income taxes	15.3	6.7	46.5	(0.7)	(3.4)	10.4	3.8
Income tax expense (benefit)	5.5	2.2	15.5	(1.1)	(1.7)	2.8	1.2

Net income (loss)	$9.8	$4.5	$31.0	$0.4	$(1.7)	$7.6	$2.6

Net income (loss) available to common shareholders	$9.7	$4.4	$30.5	$(0.1)	$(2.2)	$7.0	$2.0

Operating Data:
Gross premiums written(1)	$140.6	$105.5	$335.2	$238.7	$179.4	$156.5	$134.9
Net premiums written(2)	75.9	58.3	181.0	112.9	72.5	77.3	109.5
Gross revenues(3)	161.9	123.4	403.3	295.4	230.9	204.3	175.4
Net income (loss) adjusted for write-off of reinsurance recoverables from Reliance Insurance Company(4)	9.8	4.5	31.0	7.8	(1.7)	7.6	2.6

	Three Months
	Ended March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	($ in millions)
Balance Sheet Data:
Cash, cash equivalents and total investments	$242.1	$152.6	$213.3	$145.2	$91.4	$100.8	$108.6
Total assets	671.7	511.0	569.1	433.0	335.2	291.9	251.7
Total liabilities and redeemable preferred stock	602.8	476.3	509.9	402.0	303.5	259.6	223.6
Total shareholders’ equity	68.9	34.7	59.2	31.0	31.7	32.3	28.1

(1)	Gross premiums written is the sum of direct premiums written and assumed premiums written. Direct premiums written is the sum of the total policy premium, net of cancellations, associated with policies underwritten and issued by our insurance subsidiaries. Assumed premiums written is the sum of total premiums associated with the insurance risk transferred to us by other insurance companies pursuant to reinsurance contracts. See Note 7 to our audited consolidated financial statements included in this prospectus.

(2)	Net premiums written is the sum of direct premiums written and assumed premiums written less ceded premiums written. Ceded premiums written is the portion of our direct and assumed premiums that we transfer to our reinsurers in accordance with the terms of our reinsurance contracts based upon the risks they accept. See Note 7 to our audited consolidated financial statements included in this prospectus.

(3)	Gross revenues is the sum of direct premiums written and assumed premiums written (which we refer to in this prospectus as gross premiums written) plus all other revenues (finance income, commission and service fee income, net investment income and net realized gains (losses) on securities). We consider gross revenues to be a non-GAAP financial measure and have provided, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Measurement of Results”, an explanation of why we believe gross revenues is a financial measure that is useful to management and investors and a reconciliation of gross revenues to total revenues, which is the most directly comparable GAAP financial measure included in our financial statements.

(4)	Net income for the year ended December 31, 2001 reflects a $7.4 million after-tax loss attributable to a write-off of reinsurance recoverables from Reliance Insurance Company. We consider net income (loss) adjusted for write-off of reinsurance recoverables from Reliance Insurance Company to be a non-GAAP financial measure. Because we have not had any other material write-offs of reinsurance recoverables in our history, we believe that the $7.8 million adjusted net income ($0.4 million reported net income plus the $7.4 million after-tax impact of the write-off) is useful to management and investors in understanding our improvement in operating results from 2000 to 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Overview of Operating Results — Reinsurance Recoverable Write-off”.

RISK FACTORS

      An investment in our common stock involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in shares of our common stock. Any of the risks described below could result in a significant or material adverse effect on our results of operations or financial condition and a corresponding decline in the market price of our common stock. These are not the only risks we face, but are the ones we believe may be material. Additional risks not known to us or currently deemed immaterial could also materially and adversely affect our business or results of operations.

Risks Related to Our Business

Because our core product is non-standard personal automobile insurance, our business may be adversely affected by negative developments in the conditions in this industry.

      Approximately 98% of our gross premiums written for 2002 were generated from sales of non-standard personal automobile insurance policies. As a result of our concentration in this line of business, negative developments in the economic, competitive or regulatory conditions affecting the non-standard personal automobile insurance industry could have a material adverse effect on our results of operations and financial condition. In addition, these developments could have a greater effect on us, compared to more diversified insurers that also sell other types of automobile insurance products.

      For example, in the late 1990’s, the automobile insurance industry experienced severe price competition, rapidly rising medical costs and high levels of fraudulent claims which resulted in a significant deterioration in underwriting profitability. According to the Insurance Information Institute, an insurance industry research organization, the cost of automobile insurance declined in 1998 and 1999. During this same period and in 2000, as indicated in this report, the amount of claims paid by automobile insurers rose sharply, particularly with respect to personal injury claims. The combination of these events adversely impacted our underwriting results and the underwriting results of most of our competitors.

      Because of the currently favorable pricing conditions in our industry, it is likely that new competitors will enter the market and existing insurers will attempt to increase market share by lowering rates. These conditions could cause us to lose market share or have a material adverse effect on our underwriting results due to a reduction in our underwriting margin.

Because we write a substantial number of insurance policies in Florida and Tennessee, our business may be adversely affected by conditions in these states.

      In 2002, approximately 51% and 17% of our gross premiums written were generated from non-standard personal automobile insurance policies written in Florida and Tennessee, respectively. Our revenues and profitability are affected by the prevailing regulatory, economic, demographic, competitive and other conditions in these states. For example, from 1998 through 2001, our underwriting results in Florida were adversely affected by high levels of fraudulent claims and increased price competition. Changes in any of these conditions could make it more costly or difficult for us to conduct our business. Adverse regulatory developments in Florida or Tennessee, which could include reductions in the maximum rates permitted to be charged, restrictions on rate increases or fundamental changes to the design or implementation of the automobile insurance regulatory framework, could have a material adverse effect on our results of operations and financial condition.

Severe weather conditions and other catastrophes may result in an increase in the number and amount of claims filed against us.

      Our business is exposed to the risk of severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events such as severe winter weather, hurricanes, tornadoes, windstorms, earthquakes, hailstorms, severe thunderstorms and fires, and other events such as explosions, terrorist attacks and riots. The incidents and severity of catastrophes and severe weather conditions are inherently unpredictable. Severe weather conditions generally result in higher incidents of automobile accidents and an increase in the number of claims filed as well as the amount of compensation sought by claimants.

      Because some of our insureds live near the coastlines of the Atlantic Ocean and the Gulf of Mexico, we have potential exposure to catastrophic losses related to hurricanes and major coastal storms. We currently maintain property catastrophe excess of loss reinsurance, excluding terrorism and acts of war, that provides coverage for losses up to $10 million, less our retention of both 100% of the first $2.0 million of losses and 2.5% of losses covered under this reinsurance arrangement. In the event a major catastrophe were to occur resulting in property losses to us in excess of our coverage, our losses could have a material adverse effect on our results of operations and financial condition.

Our business is highly competitive, which may make it difficult for us to market our core products effectively and profitably.

      The non-standard personal automobile insurance business is highly competitive. We compete with other insurers that, in most cases, sell through independent agencies. We also compete with insurers that sell insurance policies directly to their customers. We believe that our primary insurance company competition comes not only from national companies or their subsidiaries, such as the Progressive insurance group, the Allstate insurance group, the State Farm insurance group and the Berkshire Hathaway insurance group (including GEICO), but also from non-standard insurers and independent agents that operate in a specific region or single state in which we operate.

      Based upon data compiled from A.M. Best, we believe that, as of December 31, 2002, 10 insurance groups accounted for approximately 70% of the approximately $30 billion non-standard market segment. Further, based upon our direct written premiums for 2002, we believe that, as of December 31, 2002, we would be ranked 17th nationally and sixth in the nine states in which we operated among non-standard automobile insurers, using the 2002 market data compiled from A.M. Best.

      Some of our competitors have substantially greater financial and other resources than we have, and they may offer a broader range of products or offer competing products at lower prices. Our results of operations and financial condition could be materially and adversely affected by a loss of business to competitors offering similar insurance products at lower prices or having other competitive advantages.

Our results may fluctuate as a result of cyclical changes in the personal automobile insurance industry.

      The personal automobile insurance industry is cyclical in nature. In the past, the industry has been characterized by periods of price competition and excess capacity followed by periods of high premium rates and shortages of underwriting capacity. We believe that during 2001 and 2002, the underwriting results in the personal automobile insurance industry improved as a result of favorable pricing and competitive conditions that allowed for broad increases in rate levels by insurers. However, new competitors may enter this market and existing competitors may attempt to increase market share by lowering rates. Such conditions would cause a downturn in the current cycle and could negatively impact our revenues and profitability.

Current ratings of our insurance subsidiaries or any failure of our insurance subsidiaries to maintain current financial strength ratings could materially and adversely affect our business and our ability to obtain financing or reinsurance at favorable rates.

      A.M. Best Company, Inc. provides a variety of products and services to the insurance industry and is generally considered to be a leading authority on insurance company ratings and information. A.M. Best’s initial rating of our group of property and casualty insurance subsidiaries was released in August 2002. Each of our property and casualty insurance subsidiaries was assigned a rating of “B- (Fair)”. A.M. Best assigns 15 ratings to insurance companies, which currently range from “A++ (Superior)” to “F (in liquidation).” “B- (Fair)” is the eighth highest rating issued by A.M. Best. The “B- (Fair)”rating is assigned to insurers that in

A.M. Best’s opinion have a fair ability to meet their current obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions. In their rating release, A.M. Best noted that the consolidated capital position of our insurance subsidiaries as a group is weak and is not supportive of the assigned rating due to the group’s high underwriting leverage reflecting rapid premium growth, significant dependence on reinsurance and the lack of corresponding increases to surplus. A.M. Best’s ratings reflect its opinion of an insurance company’s financial strength, operating performance, and ability to meet its obligations to policyholders and are not evaluations directed to potential or current investors in our common stock and are not recommendations to buy, sell, or hold our common stock.

      Financial institutions and reinsurance companies use the A.M. Best insurance ratings to help assess the financial strength and quality of insurance companies. The current ratings of our property and casualty insurance subsidiaries or their failure to maintain such ratings may dissuade a financial institution or reinsurance company from conducting business with us or increase our interest or reinsurance costs. See “Business — Ratings”.

Our principal shareholder has the ability to control our operations, including the election of our directors.

      After this offering, the William C. Adair, Jr. Trust, over which Ms. Tammy Adair, our Executive Vice President, will have sole voting control, will beneficially own approximately           % of our common stock (approximately           % if the underwriters’ over-allotment option is exercised in full). Ms. Adair, as trustee, will have the ability to affect significantly the composition of our board of directors and the approval of any action requiring a shareholder vote, including amendments to our charter or bylaws and approvals of mergers or sales of substantially all of our assets. The interests of the trustee and the beneficiaries of the trust may differ from the interests of our other shareholders. See “Principal and Selling Shareholders”.

As a holding company, we are dependent on the results of operations of our operating subsidiaries and the regulatory and contractual capacity of our operating subsidiaries to pay dividends to us.

      We are a holding company and a legal entity separate and distinct from our operating subsidiaries. As a holding company without significant operations of our own, the principal sources of our funds are dividends and other payments from our operating subsidiaries. State insurance laws limit the ability of our insurance subsidiaries to pay dividends and require our insurance subsidiaries to maintain specified minimum levels of statutory capital and surplus. These restrictions affect the ability of our insurance subsidiaries to pay dividends to us without prior notice to, or approval of, regulatory authorities and the timing of such payments. During the remainder of 2003, our insurance subsidiaries will be able to pay maximum dividends of $8.5 million to Direct General Corporation without seeking regulatory authority. Dividends from our premium finance subsidiary are limited by the minimum capital requirements in applicable state regulations and by covenants in our loan agreements that require approval of our lenders. There are no other restrictions on payments of dividends from our subsidiaries except for typical state corporation law requirements. Consequently, our ability to repay debts, pay expenses and pay cash dividends to our shareholders may be limited. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Liquidity and Capital Resources — Sources and Uses of Funds” and “Business — Regulatory Environment — Restrictions on Paying Dividends”.

We are subject to comprehensive regulation that may restrict our ability to earn profits.

      Our insurance, agency and premium finance subsidiaries are subject to comprehensive regulation and supervision by the insurance and financial institution departments in the states where our subsidiaries are domiciled and where our subsidiaries sell insurance products, issue policies, finance premiums and handle claims. Certain regulatory restrictions and prior approval requirements may affect our subsidiaries’ ability to operate, innovate, obtain necessary rate adjustments in a timely manner or may increase our cost and reduce profitability.

      Supervision and regulation by insurance and financial institution departments extend, among other things, to:

      Required Licensing. We operate under licenses issued by various state insurance, consumer credit and banking authorities. These licenses govern, among other things, the types of insurance coverages, agency and claims services, and premium finance products that we may offer consumers in these states. Such licenses typically are issued only after we file an appropriate application and satisfy prescribed criteria. We must apply for and obtain the appropriate new licenses before we can implement any plan to expand into a new state or offer a new line of insurance or other new product that requires separate licensing. If a regulatory authority denies or delays granting such new license, our ability to enter new markets quickly or offer new products we believe will be profitable can be substantially impaired. See “Business — Regulatory Environment — Required Licensing.”

      Transactions Between Insurance Companies and Their Affiliates. We operate as an insurance holding company system and are subject to regulation in the jurisdictions in which our insurance subsidiaries conduct business. Our insurance subsidiaries are organized and domiciled or commercially domiciled under the insurance statutes of Florida, Georgia, Louisiana, Mississippi, South Carolina and Tennessee. The insurance laws in these states provide that all transactions among members of an insurance holding company system must be fair and reasonable. Transactions between our insurance subsidiaries and other members of our holding company system generally must be disclosed to the state regulators, and prior approval of the applicable regulator generally is required before any material or extraordinary transaction may be consummated. State regulators may refuse to approve or delay approval of such a transaction, which may impact our ability to innovate or operate efficiently. See “Business — Regulatory Environment — Insurance Holding Company Regulation.”

      Regulation of Premium Rates. The insurance laws of most states in which our insurance subsidiaries operate require insurance companies to file premium rate schedules for review and approval. State insurance regulators have broad discretion in judging whether our rates are adequate, not excessive and not unfairly discriminatory. The speed at which we can change our rates in response to competition or to increasing costs depends, in part, on the method by which the applicable state’s rating laws are administered. Generally, state insurance regulators have the authority to disapprove our requested rates. Thus, if as permitted in some states, we begin using new rates before they are approved, we may be required to issue premium refunds or credits to our policyholders if the new rates are ultimately deemed excessive or unfair and disapproved by the applicable state regulator. In addition, in some states, there has been some pressure in past years to reduce premium rates for automobile and other personal insurance or to limit how often an insurer may request increases for such rates. In states where such pressure is applied, our ability to respond to market developments or increased costs in that state can be adversely affected. See “Business — Regulatory Environment — Regulation of Rates and Policy Forms.”

      Investment Restrictions. Our insurance subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and that limit the amount of investments in certain categories. Failure to comply with these laws and regulations would cause a non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. See “Business — Regulatory Environment — Investment Regulation.”

      Restrictions on Cancellation, Non-Renewal or Withdrawal. Many states have laws and regulations that limit an insurer’s ability to exit a market. For example, certain states limit an automobile insurer’s ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. To date, none of these restrictions has had an impact on our operations or strategic planning in the states in which we operate. However, these laws and regulations that limit cancellations and non-renewals and that subject business withdrawals to prior approval restrictions could limit our ability to exit unprofitable markets or discontinue unprofitable products in the future. See “Business — Regulatory Environment — Restrictions on Cancellation, Non-Renewal or Withdrawal.”

      In addition, our premium finance business is subject to the federal Truth-in-Lending Act and similar state statutes, and in states where premium finance statutes have not been enacted, we generally are subject to state usury laws that are applicable to consumer loans. See “Business — Regulatory Environment”.

Our insurance and premium finance subsidiaries are subject to capital requirements, and our failure to meet these standards could subject us to regulatory actions.

      Our insurance subsidiaries are subject to risk-based capital standards (which we refer to in this prospectus as RBC standards) and other minimum capital and surplus requirements imposed under the laws of their states of domicile. The RBC standards, based upon the RBC Model Act adopted by the National Association of Insurance Commissioners (which we refer to in this prospectus as the NAIC) require our insurance subsidiaries to report their results of risk-based capital calculations to the state departments of insurance and the NAIC. Our premium finance subsidiary is subject to minimum capital requirements imposed under the laws of some of the states in which it conducts business.

      Failure to meet applicable risk-based capital requirements or minimum statutory capital requirements could subject our insurance subsidiaries or our premium finance subsidiary to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business or engaging in finance activities, state supervision or even liquidation. Any changes in existing RBC requirements or minimum statutory capital requirements may require us to increase our statutory capital levels, which we may be unable to do. As of December 31, 2002, each of our insurance subsidiaries maintained an RBC level that is in excess of an amount that would require any corrective actions on our part and our premium finance subsidiary was in compliance with the minimum capital requirements of the applicable state regulations. See “Business — Regulatory Environment”.

New pricing, claim, coverage and financing issues and class action litigation are continually emerging in the automobile insurance industry, and these new issues could adversely impact our revenues or our methods of doing business.

      As automobile insurance industry practices and regulatory, judicial and consumer conditions change, unexpected and unintended issues related to claims, coverages, business practices and premium financing plans may emerge. These issues can have an adverse effect on our business by changing the way we price our products, by extending coverage beyond our underwriting intent, or by increasing the size of claims. Recent examples of some emerging issues include:

•	concerns over the use of an applicant’s credit score and zip code as a factor in making risk selections and pricing decisions;

•	a growing trend of plaintiffs targeting automobile insurers, including us, in purported class action litigation relating to claims-handling practices, such as total loss evaluation methodology and the alleged diminution in value to insureds’ vehicles involved in accidents;

•	a relatively new trend of plaintiffs targeting insurers, including automobile insurers, in purported class action litigation which seek to recharacterize installment fees and other allowed charges related to insurers’ installment billing programs (which we currently do not employ, but could implement in the future) as interest that violates state usury laws or other interest rate restrictions; and

•	attempts by plaintiffs to initiate purported class action litigation targeting premium finance operations relating to unearned interest rebates and the collection of service and finance charges.

      The effects of these and other unforeseen emerging issues could negatively affect our revenues or our methods of doing business.

Our assumed reinsurance arrangements may be deemed to be the unauthorized business of insurance.

      Our agency subsidiaries sell non-standard automobile insurance for State National Specialty Insurance Company in North Carolina. We also service, finance and administer claims related to this business. One of our insurance subsidiaries reinsures a 100% quota share percentage of State National’s physical damage business in North Carolina. In January 2003, we began assuming a 100% quota share percentage of the non-standard personal automobile liability and physical damage business in Texas underwritten by Old American County Mutual Fire Insurance Company, an unaffiliated insurance company, for which we are responsible for the sales, service, and claims administration related to such business.

      We believe that these arrangements comply with applicable law and we are not aware of any pending regulatory or legislative action that could affect these arrangements. However, we can provide no assurance that the state legislatures or insurance regulators of North Carolina and Texas will continue to permit these types of assumed reinsurance arrangements whereby all or substantially all of the insurance risk is transferred to a single assuming reinsurer that is not a licensed insurer in that state. If not, then insurance regulators in these states could construe our assumed reinsurance arrangements as the conduct of the unauthorized business of insurance by us, or the aiding and abetting by the policy issuing companies of the unauthorized business of insurance. Any such adverse regulatory decision may have a material adverse effect on our results of operations.

Our largely fixed cost structure would work to our disadvantage if our sales volume were to decline significantly.

      Because of our emphasis on the use of employee-agents, our cost of acquiring business is largely fixed. In times of increasing sales volume our acquisition cost per policy decreases, improving our expense and combined ratios, which we believe is one of the significant advantages of our business model. However, in times of declining sales volume the opposite would occur. A decline in sales volume could decrease our profitability, cause us to close some of our neighborhood sales offices or lay-off employee-agents to manage our expenses.

Our inability to refinance our current lines of credit or obtain additional financing could have an adverse effect on our premium finance revenue.

      Through our premium finance subsidiary, we finance almost all of the insurance policies we sell. Our working capital needs are substantially dependent on bank lines of credit that include covenants requiring us to pass specified financial tests and to refrain from certain kinds of actions. Such actions include incurring or guaranteeing additional indebtedness; granting mortgages or liens on our and certain of our subsidiaries’ assets; selling our premium finance subsidiary receivables; merging into, consolidating with, or acquiring the assets of another business corporation outside defined limitations; disposing of all or a substantial portion of our assets; making loans or investments other than to our subsidiaries; or entering into a new line of business not related to insurance, financial and related services. In the event we fail to meet our covenants or are unable to refinance, replace or increase our bank line of credit on economically feasible terms, our income and the marketability of our insurance products could be adversely affected. An alternative to financing our policies through our premium finance subsidiary would be to finance or installment bill the policies through our insurance subsidiaries, which would eliminate the requirement for outside working capital. However, certain regulatory restrictions may make it more difficult to finance other insurance products which could adversely affect our results of operations.

Our losses and loss adjustment expenses may exceed our reserves, which would adversely impact our results of operations and financial condition.

      We record reserve liabilities for the estimated payment of losses and loss adjustment expenses for both reported and unreported claims. The amount of reserves is based on historical claims information, industry statistics and other factors. The establishment of appropriate reserves is an inherently uncertain process. This uncertainty arises from a number of factors, including the difficulty in predicting the rate of inflation and the rate and direction of changes in trends, ongoing interpretation of insurance policy provisions by courts, inconsistent decisions in lawsuits regarding coverage and expanded theories of liability. In addition, ongoing changes in claims settlement practices can lead to changes in loss payment patterns, which are used to estimate reserve levels. If our reserves prove to be inadequate, we would be required to increase them and would charge the amount of such increase to our earnings in the period that the deficiency is recognized. Due to the inherent uncertainty of estimating reserves, it has been necessary, and will over time continue to be necessary, to revise estimated future liabilities as reflected in our reserves for claims and policy expenses. During the first three months of 2003 and the year ended December 31, 2002, our reserves for prior years developed favorably, which resulted in reductions in losses and loss adjustment expenses incurred of $0.8 million and $5.5 million, respectively. However, for the years ended December 31, 2001 and 2000, we experienced adverse reserve development that increased our losses and loss adjustment expenses incurred by $7.8 million and $2.3 million, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Expenses — Insurance Losses and Loss Adjustment Expenses” for a discussion of the reasons for these changes. The historic development of reserves for losses and loss adjustment expenses may not necessarily reflect future trends in the development of these amounts. Consequently, ultimate losses could materially exceed loss reserves and have a material adverse effect on our results of operations and financial condition. See “Business — Regulatory Environment”.

We are party to litigation, which, if decided adversely to us, could affect our business, results of operations or financial condition.

      We are named as a defendant in various legal actions arising out of claims made in connection with our insurance policies, our premium finance agreements, other contracts we have entered into, our relationships with our employees and other matters. These legal actions include seven purported class action lawsuits:

•	one alleges we wrongfully calculated unearned interest rebates owed to customers on cancelled financed policies;

•	four allege we violated Florida law regarding payments to medical magnetic resonance imaging providers;

•	one alleges we improperly cancelled insurance policies; and

•	one alleges we charged and collected unlawful service and finance charges regarding purported automobile club memberships.

      In addition, we recently settled a class action lawsuit in Tennessee in which approximately 130 persons purported to give notice that they elected not to participate in the settlement. Some or all of these persons could file individual actions or join together and file an additional purported class action lawsuit.

      We intend to vigorously defend each of these lawsuits. However, all litigation is unpredictable and the ultimate outcome of these cases is uncertain. These matters are in their early procedural stages, and thus we are unable to predict the likelihood or range of our potential liability or the potential financial impact of our future operations, if we are not able to successfully defend or settle these cases. Also, we are unable to predict the effect that these pending lawsuits, or similar lawsuits filed against us in the future, may have on our business, financial condition and results of operations. See “Business — Legal Proceedings”.

If we lose key personnel or are unable to recruit qualified personnel, our ability to implement our business strategies could be delayed or hindered.

      Our future success will depend, in part, upon the efforts of our executive officers. The loss of any of these officers or other key personnel could prevent us from fully implementing our business strategies and could materially and adversely affect our business, financial condition and results of operations. Effective upon the closing of this offering, we will have employment agreements with William C. Adair, Jr., Jacqueline C. Adair, Tammy R. Adair, Barry D. Elkins and William J. Harter. See “Management — Employment Agreements”. We do not have key person insurance on the lives of any of our key management personnel. As we continue to grow, we will need to recruit and retain additional qualified management personnel, but we may not be able to do so. Our ability to recruit and retain such personnel will depend upon a number of factors, such as our results of operations and prospects and the level of competition then prevailing in the market for qualified personnel. See “Management — Directors and Executive Officers”.

Our investment portfolio may suffer reduced returns or losses which could reduce our profitability.

      Our results of operations depend, in part, on the performance of our invested assets. As of March 31, 2003, 96.7% of the fair value of our investment portfolio was invested in debt securities, primarily in liquid state, municipal, corporate and federal government bonds and 3.3% in other short-term investments. Fluctuations in interest rates affect our returns on, and the fair value of, fixed income securities. Unrealized gains and losses on debt securities are recognized in other comprehensive income and increase or decrease our shareholders’ equity. As of December 31, 2001, we reported a $1.1 million pretax net unrealized loss on our investment portfolio. Due to the declining interest rate environment in 2002, the fair value of our investment portfolio increased because the yield on the bonds in our portfolio exceeded the market yields and, as of December 31, 2002, pretax net unrealized gains in our investment portfolio amounted to $4.3 million. Interest rates in the United States are currently low relative to recent historical levels. Based on data compiled from Bloomberg L.P., the pretax yield on U.S. Treasury securities with a five-year maturity has steadily declined over the past few years from approximately 6.3% at December 31, 1999 to approximately 2.7% at March 31, 2003. An increase in interest rates could reduce the fair value of our investments in debt securities. As of March 31, 2003, the impact of an immediate 100 basis point increase in market interest rates on our debt securities portfolio would have resulted in an estimated decrease in fair value of 4.6% or approximately $6.4 million. In addition, defaults by third parties who fail to pay or perform obligations could reduce our investment income and realized investment gains and could result in investment losses to our portfolio. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments”.

We may not be successful in reducing our risk and increasing our underwriting capacity through reinsurance arrangements, which could adversely affect our business, financial condition and results of operations.

      In order to reduce our underwriting risk and increase our underwriting capacity, we transfer portions of our insurance risk to other insurers through reinsurance contracts. Historically, we have ceded a portion of our non-standard automobile insurance premiums and losses to unaffiliated reinsurers in accordance with these contracts. However, we have not ceded any portion of our life insurance premiums and losses to reinsurers since the life premium volume is relatively low. Ceded premiums written amounted to 46.0% of our gross premiums written for the three months ended March 31, 2003, and were equal to 46.0%, 52.7% and 59.6% of our gross premiums written for the years ended December 31, 2002, 2001 and 2000, respectively. The availability, cost and structure of reinsurance protection is subject to changing market conditions, which are outside of our control. In order for these contracts to qualify for reinsurance accounting and thereby provide the additional underwriting capacity that we desire, the reinsurer generally must assume significant risk and have a reasonable possibility of a significant loss.

      Although the reinsurer is liable to us to the extent we transfer, or “cede,” risk to the reinsurer, we remain ultimately liable to the policyholder on all risks reinsured. As a result, ceded reinsurance arrangements do not limit our ultimate obligations to policyholders to pay claims. We are subject to credit risks with respect to the financial strength of our reinsurers. We are also subject to the risk that our reinsurers may dispute their obligations to pay our claims. As a result, we may not recover claims made to our reinsurers in a timely manner, if at all. As of December 31, 2002, we had a total of $31.4 million of unsecured reinsurance recoverables, which represented 53.0% of our total shareholders’ equity, and our largest unsecured recoverable from a single reinsurer was $12.2 million, which represented 20.6% of our total shareholders’ equity. In addition, if insurance departments deem that under our existing or future reinsurance contracts the reinsurer does not assume significant risk and have a reasonable possibility of significant loss, we may not be able to increase our ability to write business based on this reinsurance. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Because we intend to reduce our use of quota share reinsurance, we will retain more risk, which could result in losses.

      We currently use quota share reinsurance primarily to increase our underwriting capacity and to reduce our exposure to losses. Quota share reinsurance refers to a form of pro rata reinsurance arrangement pursuant to which the reinsurer participates in a specified percentage of the premiums and losses on every risk that comes within the scope of the reinsurance agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reinsurance” and “Business — Reinsurance”. Upon the closing of this offering, we intend to reduce, but not eliminate, our use of quota share reinsurance. Thus, we will retain and earn more of the premiums we write, but will also retain more of the related losses. Reducing our use of quota share reinsurance will increase our risk and exposure to such losses which could have a material adverse effect on our business, financial condition and results of operations.

We rely on our information technology and telecommunication systems, and the failure of these systems could materially and adversely affect our business.

      Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to support our direct marketing operations, as well as to process new and renewal business, provide customer service, make claims payments, support premium financing activities, and facilitate collections and cancellations. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. We have a highly trained staff that is committed to the continual development and maintenance of these systems. However, the failure of these systems could interrupt our operations or materially impact our ability to evaluate and write new business. Because our information technology and telecommunications systems interface with and depend on third party systems, we could experience service denials if demand for such service exceeds capacity or such third party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to write and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner. This could result in a material adverse effect on our business. See “Business — Technology”.

      We maintain insurance on our real property and other physical assets. This insurance will not compensate us for losses that may occur due to disruptions in service as a result of a computer, data processing or telecommunication systems failure that is unrelated to covered property damage, nor will such business interruption insurance necessarily compensate us for all losses resulting from covered events. We maintain redundant systems or facilities for our principal information services to help maintain functionality and reduce the risk of significant interruptions of our operations.

We may have difficulties in managing our expansion into new markets, and we may not be successful in identifying agency acquisition candidates or integrating their operations.

      Our future growth plans include expanding into new states by acquiring the business and assets of local agencies, opening new sales offices, introducing additional insurance products, and retaining more of our insurance risk by reducing our use of reinsurance. Our future growth will face risks, including risks associated with obtaining necessary licenses, the proper design and pricing of our products, our ability to identify, hire and train new claims and sales employees and our ability to identify agency acquisition candidates or, if acquired, to integrate their operations. In addition, we may acquire business in states in which market and other conditions may not be favorable to us. For example, we commenced writing business in Florida in 1998 through the acquisition of the business and assets of a 64 office agency, and continued our expansion into Florida in 1999, by entering into an agreement with a 42 office independent insurance agency that we have an option to purchase in November 2003. Our entrance into the Florida market was at the beginning of a period of significant deterioration of results due largely to increased levels of state-wide fraud in Florida’s required personal inquiry protection coverage that was further compounded by a period of increased price competition. Accordingly, from 1998 to 2000, our overall loss ratio increased approximately 24 points due to the results of our Florida business.

      Our inability to identify and acquire agency acquisition candidates could hinder our growth by slowing down our ability to expand into new states. If we do acquire additional agencies, we could suffer increased costs, disruption of our business and distraction of our management if we are unable to integrate the acquired agencies into our operations smoothly. Our expansion will also continue to place significant demands on our management, operations, systems, accounting, internal controls and financial resources. Any failure by us to manage our growth and to respond to changes in our business could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to This Offering

Provisions contained in our organizational documents and in laws of the state of Tennessee and other states in which we conduct business could impede an attempt to replace or remove our management or prevent the sale of our company, which could diminish the value of our common stock.

      Our charter, bylaws and the laws of the state of Tennessee and other states in which our insurance and premium finance subsidiaries conduct business contain provisions that may delay, deter or prevent a takeover attempt that shareholders might consider to be in their best interests. For example, our charter provides for a classified board of directors with staggered terms, prevents shareholders from calling a special meeting of shareholders, provides for supermajority voting requirements to amend certain provisions of our charter and bylaws and provides for the filling of vacancies on our board of directors by the vote of a majority of the directors then in office. These provisions will render the removal of the incumbent board of directors or management more difficult. In addition, these provisions may prevent shareholders from receiving the benefit of any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

      The insurance laws of the states in which our insurance subsidiaries are domiciled prohibit any person from acquiring control of us, and thus indirect control of our insurance subsidiaries, without the prior approval of each such states’ insurance commissioners or applicable state insurance regulatory authority. Generally, these laws presume that control exists where any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing 10% or more of our outstanding voting stock. Even persons who do not acquire beneficial ownership of 10% or more of the outstanding shares of our voting stock may be deemed to have acquired such control, if the relevant insurance regulatory authorities determine that such control exists in fact. Therefore, any person seeking to acquire a controlling interest in us would face regulatory obstacles, which could delay, deter or prevent an acquisition that shareholders might consider to be in their best interests. See “Description of Capital Stock—Tennessee Law and Our Charter and Bylaw Provisions; Anti-Takeover Effects”.

Future sales of shares of our common stock by our existing shareholders in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our stock.

      After giving effect to this offering, our existing shareholders will beneficially own           % of our outstanding shares of common stock (approximately           % if the underwriters’ over-allotment option is exercised in full). In addition, we have entered into agreements with our current preferred shareholders whereby we are obligated to register the shares of common stock that they will beneficially own after this offering. See “Description of Capital Stock — Registration Rights”. We cannot predict what effect, if any, future sales of shares by these persons, their affiliates or other shareholders or the availability of shares for future sale, may have on the prevailing market price of our common stock from time to time. Sales of substantial amounts of our common stock in the public market by these persons, their affiliates or our other shareholders, or the possibility or perception that such sales could occur, could adversely affect prevailing market prices for our common stock. See “Common Stock Eligible for Future Sale”. If such sales reduce the market price of our common stock, our ability to raise additional capital in the equity markets may be adversely affected. Substantially all of our shareholders and all of our directors and officers have entered into 180-day lock-up agreements as described in “Common Stock Eligible for Future Sale”.

You will experience immediate and substantial dilution upon your purchase of our common stock.

      Based on an assumed initial offering price of $          per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses we must pay in connection with this offering, our net tangible book value per share of common stock

as of                     , 2003, after giving effect to this offering, would be $                    . Accordingly, purchasers of our common stock through this offering will suffer immediate dilution in net tangible book value per share of $                    . In the event that we issue additional common stock in the future, including shares that may be issued upon exercise of options and other rights granted under our employee benefit plans, purchasers of our common stock in this offering may experience future dilution. See “Dilution”.

We cannot assure you that a public market for our common stock will develop, and our stock price may be volatile.

      Prior to this offering, there has been no public market for our common stock, and we cannot provide you with any assurance that an active trading market will develop and continue upon the closing of this offering or that the market price for our common stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between us and the underwriters. The initial public offering price of our common stock will be based on numerous factors and may not be indicative of the market price for our common stock after the initial public offering. Factors such as variations in our actual or anticipated operating results, changes in or failure to meet earnings estimates of securities analysts, market conditions in the insurance industry, regulatory actions and general economic and securities market conditions, among other factors, could cause the market price of our common stock to decline below the initial public offering price.

You should read the entire prospectus carefully and should not consider any particular statement herein or in published news reports without carefully considering the risks and other information contained herein.

      You should carefully evaluate all the information in this prospectus, including the risks described in this section and throughout the prospectus. We have received, and may continue to receive, some media coverage, including coverage not properly attributable to statements made by our officers and employees. Neither we nor any of the underwriters in this offering have authorized, endorsed or adopted any statements not made by us in this prospectus for utilization by, or distribution to, prospective purchasers. To the extent that any such statements are inconsistent with, conflict with, or are not supported by, the information contained in this prospectus, or relate to information not contained in this prospectus, they are disclaimed by us and the underwriters. Accordingly, prospective investors should not rely on any such statements.

FORWARD-LOOKING STATEMENTS

      Some of the statements under the captions “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and elsewhere in this prospectus constitute forward-looking statements. You can identify these statements from our use of the words “may”, “should”, “could”, “potential”, “continue”, “plan”, “forecast”, “estimate”, “project”, “believe”, “intend”, “anticipate”, “expect”, “target”, “is likely”, “will”, or the negative of these terms, and similar expressions. These forward-looking statements may include, among other things:

•	statements and assumptions relating to future growth, earnings, earnings per share and other financial performance measures, as well as management’s short-term and long-term performance goals;

•	statements relating to the anticipated effects on results of operations or financial condition from recent and expected developments or events;

•	statements relating to our business and growth strategies; and

•	any other statements or assumptions that are not historical facts.

      We believe that our expectations are based on reasonable assumptions. However, these forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

      You should not place undue reliance on any forward-looking statements. These statements speak only as of the date of this prospectus. Except as otherwise required by applicable laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection to us for statements made in this prospectus.

SOURCES OF CERTAIN STATISTICAL AND OTHER INFORMATION

      This prospectus includes certain statistical and other data with respect to us, our products and services and our industry, derived from publicly available reports and other publications of Insurance Information Institute, Bloomberg L.P. and A.M. Best referenced in this prospectus. These organizations generally use methodology and conventions that they deem appropriate to measure companies within the relevant industry segment. These organizations generally indicate that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe this information to be reliable, we have not independently verified such data.

USE OF PROCEEDS

      We estimate that our net proceeds from this offering will be approximately $        million based on an initial public offering price of $          per share, the mid-point of the range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses we must pay. If the underwriters exercise their over-allotment option, our net proceeds will not change since the over-allotment shares will be provided from selling shareholders and not us. We will not receive any proceeds from the sale of shares by the selling shareholders.

      We intend to utilize approximately $        million to further capitalize our insurance subsidiaries, which will enable us to reduce the level of quota share reinsurance. For the first three months of 2003, we ceded 46.0% of our gross premiums written to unaffiliated reinsurers. As a result of the increase in capital resulting from this offering, we will be able to retain more of the risk we write, thereby reducing our need for the use of quota share reinsurance.

      Additionally, we intend to use a portion of the proceeds from this offering to repay our two term loans. Approximately $6.3 million will be used to repay our term loan from First Tennessee Bank National Association and Hibernia National Bank, which has a maturity date of June 30, 2004 and bears interest at an annual rate of 9%. Approximately $2.7 million will be used to repay our second term loan from First Tennessee Bank, which has a maturity date of December 31, 2005 and bears interest at an annual rate of 9%. Proceeds from these loans have been used to capitalize our insurance subsidiaries, to finance past acquisitions and for general corporate purposes. We will use the balance of our proceeds from this offering for general corporate purposes.

      Further, we intend to use approximately $7.0 million of the net proceeds from this offering to complete the acquisition of an inactive insurance company, the only assets of which are insurance licenses to conduct life or accident and health insurance business in 44 states.

      The above discussion represents our best estimate of the allocation of the net proceeds from this offering based on our current plans. Actual expenditures may vary from these estimates, and we may find it necessary or advisable to reallocate the net proceeds from this offering within the above-described categories.

DIVIDEND POLICY

      Our board of directors currently intends to authorize the payment of an annual dividend of $          per share of our common stock payable on a quarterly basis. The declaration and payment of dividends is subject to the discretion of our board of directors and will depend on our financial condition, results of operations, cash requirements, future prospects, regulatory and contractual restrictions on the payment of dividends by our subsidiaries, and other factors deemed relevant by our board of directors. We are currently subject to certain bank loan covenants which require the approval of the lenders to pay dividends, and we may incur additional indebtedness in the future which may further prohibit or restrict the payment of dividends. There is no requirement that we must, and we cannot assure you that we will, declare and pay any dividends in the future. Our board of directors may determine to retain such capital for general corporate or other purposes. For a discussion of our cash resources and needs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Liquidity and Capital Resources”.

      Direct General Corporation is a holding company and a legal entity separate and distinct from our operating subsidiaries. As a holding company without significant operations of our own, our principal sources of funds are dividends and other payments from our operating subsidiaries. The ability of our insurance subsidiaries to pay dividends is subject to limits under insurance laws of the states in which we conduct business. Furthermore, while there are no restrictions on payment of dividends from our agency, administrative, and consumer products subsidiaries, other than typical state corporation law requirements, dividends from our premium finance subsidiary are limited by the minimum capital requirements in state regulations and by covenants in our loan agreements that require approval of our lenders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Liquidity and Capital Resources” and “Business — Regulatory Environment”.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2003, on an actual basis and as adjusted to give effect to:

•	the issuance of 454,924 shares of common stock, comprised of:

•	244,812 shares of common stock issuable upon the conversion of all of our outstanding Series A redeemable preferred stock;

•	193,857 shares of common stock issuable upon the conversion of all of our outstanding Series B preferred stock; and

•	16,255 shares of common stock issuable upon the exercise of an outstanding warrant;

•	the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of the range set forth on the cover page of this prospectus, after the deduction of the underwriting discount and estimated offering expenses; and

•	the repayment of our two term loans.

	As of March 31, 2003

	Actual	As Adjusted

	($ in thousands)
Debt:
Premium finance revolving credit agreement	$125,000	$
Term loan credit facilities	8,950
Other	1,362

Total debt	135,312

Series A redeemable preferred stock, no par; 244,812 shares authorized, 244,812 shares issued and outstanding — (0 shares as adjusted)	5,685
Shareholders’ equity:
Series B preferred stock, no par; 225,000 shares authorized, 173,187 shares issued and outstanding — (0 shares as adjusted)	9,219
Preferred stock, no par; 500,188 shares authorized and no shares issued	—
Common stock, no par; 10,000,000 shares authorized, 1,120,626 shares issued and outstanding — ( shares as adjusted)	9,037
Retained earnings	53,512
Accumulated other comprehensive income	1,681
Treasury stock, at cost: 110,697 shares	(4,548)

Total shareholders’ equity	68,901

Total capitalization	$209,898	$

DILUTION

      Our pro forma net tangible book value as of March 31, 2003 was $                    , or $          per share of common stock, assuming the conversion of all of our preferred stock into common stock and the exercise of an outstanding common stock warrant into common stock. Pro forma net tangible book value per share is determined by dividing our net tangible book value (total tangible assets less total liabilities) by the total number of shares of common stock outstanding after giving effect to the transactions described in the previous sentence. After giving effect to the sale of                               shares of common stock offered by us at an assumed initial public offering price of $          per share, the mid-point of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discount and offering expenses, our adjusted pro forma net tangible book value as of March 31, 2003 would have been $                    , or $          per share. This represents an immediate increase in the pro forma net tangible book value of $          per share to existing shareholders and an immediate dilution of $          per share to new investors. The following table illustrates the per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of March 31, 2003	$
Increase to present shareholders attributable to new investors	$
Adjusted pro forma net tangible book value per share after this offering	$
Dilution per share to new investors	$

      The following table summarizes, as of March 31, 2003, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing shareholders and by the new investors, at an assumed initial public offering price of $          per share, the mid-point of the range set forth on the cover page of this prospectus, before deduction of the estimated underwriting discount and offering expenses.

	Shares Purchased		Total Consideration		Average
Price Per
	Number	Percent	Amount	Percent	Share

Existing shareholders
New investors
Total

      The tables above, dated March 31, 2003, do not take into account                               shares reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of                               per share. To the extent that any of the options are exercised, there will be further dilution to new investors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

      The following tables provide selected historical consolidated financial and operating data of Direct General as of the dates and for the periods indicated. In conjunction with the data provided in the following tables and in order to more fully understand our historical consolidated financial and operating data, you should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included in this prospectus.

      We derived our selected historical consolidated financial data as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 from our audited consolidated financial statements included in this prospectus. We derived our selected historical consolidated financial data as of December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 from our audited consolidated financial statements not included in this prospectus.

      We derived our selected historical consolidated financial data as of March 31, 2003 and 2002 and for the three months ended March 31, 2003 and 2002 from our unaudited consolidated financial statements included in this prospectus. In the opinion of our management, the unaudited consolidated financial data presented in the tables below reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our consolidated financial position and results of operations as of the dates and for the periods indicated. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

	Three Months
	Ended March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	($ in millions)
Statement of Operations Data:
Premiums earned	$47.7	$30.9	$145.0	$98.0	$73.9	$91.6	$86.8
Finance income	11.2	8.6	35.7	27.3	24.6	21.6	17.8
Commission and service fee income	8.4	8.1	27.2	22.1	21.9	21.1	18.5
Net investment income	1.4	1.2	5.3	5.1	5.0	5.2	3.9
Net realized gains (losses) on securities	0.3	0.0	(0.1)	2.2	0.0	(0.1)	0.3

Total revenues	69.0	48.8	213.1	154.7	125.4	139.4	127.3

Insurance losses and loss adjustment expenses	34.8	22.6	100.7	93.9	72.5	69.1	64.4
Selling, general and administrative costs	17.3	17.9	59.7	53.9	47.5	53.2	54.3
Interest expense	1.6	1.6	6.2	7.6	8.8	6.7	4.8

Total expenses	53.7	42.1	166.6	155.4	128.8	129.0	123.5

Income (loss) before income taxes	15.3	6.7	46.5	(0.7)	(3.4)	10.4	3.8
Income tax expense (benefit)	5.5	2.2	15.5	(1.1)	(1.7)	2.8	1.2

Net income (loss)	$9.8	$4.5	$31.0	$0.4	$(1.7)	$7.6	$2.6

Net income (loss) available to common shareholders	$9.7	$4.4	$30.5	$(0.1)	$(2.2)	$7.0	$2.0

Operating Data:
Gross premiums written(1)	$140.6	$105.5	$335.2	$238.7	$179.4	$156.5	$134.9
Net premiums written(2)	75.9	58.3	181.0	112.9	72.5	77.3	109.5
Gross revenues(3)	161.9	123.4	403.3	295.4	230.9	204.3	175.4
Net income (loss) adjusted for write-off of reinsurance recoverables from Reliance Insurance Company(4)	9.8	4.5	31.0	7.8	(1.7)	7.6	2.6

	Three Months
	Ended March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	($ in millions)
Balance Sheet Data:
Cash, cash equivalents and total investments	$242.1	$152.6	$213.3	$145.2	$91.4	$100.8	$108.6
Total assets	671.7	511.0	569.1	433.0	335.2	291.9	251.7
Total liabilities and redeemable preferred stock	602.8	476.3	509.9	402.0	303.5	259.6	223.6
Total shareholders’ equity	68.9	34.7	59.2	31.0	31.7	32.3	28.1

(1)	Gross premiums written is the sum of direct premiums written and assumed premiums written. Direct premiums written is the sum of the total policy premium, net of cancellations, associated with policies underwritten and issued by our insurance subsidiaries. Assumed premiums written is the sum of total premiums associated with the insurance risk transferred to us by other insurance companies pursuant to reinsurance contracts. See Note 7 to our audited consolidated financial statements included in this prospectus.

(2)	Net premiums written is the sum of direct premiums written and assumed premiums written less ceded premiums written. Ceded premiums written is the portion of our direct and assumed premiums that we transfer to our reinsurers in accordance with the terms of our reinsurance contracts based upon the risks they accept. See Note 7 to our audited consolidated financial statements included in this prospectus.

(3)	Gross revenues is the sum of direct premiums written and assumed premiums written (which we refer to in this prospectus as gross premiums written) plus all other revenues (finance income, commission and service fee income, net investment income and net realized gains (losses) on securities). We consider gross revenues to be a non-GAAP financial measure and have provided, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Measurement of Results”, an explanation of why we believe gross revenues is a financial measure that is useful to management and investors and a reconciliation of gross revenues to total revenues, which is the most directly comparable GAAP financial measure included in our financial statements.

(4)	Net income for the year ended December 31, 2001 reflects a $7.4 million after-tax loss attributable to a write-off of reinsurance recoverables from Reliance Insurance Company. We consider net income (loss) adjusted for write-off of reinsurance recoverables from Reliance Insurance Company to be a non-GAAP financial measure. Because we have not had any other material write-offs of reinsurance recoverables in our history, we believe that the $7.8 million adjusted net income ($0.4 million reported net income plus the $7.4 million after-tax impact of the write-off) is useful to management and investors in understanding our improvement in operating results from 2000 to 2002. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Overview of Operating Results — Reinsurance Recoverable Write-off”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the caption “Risk Factors”.

Overview

      We are a provider of non-standard personal automobile insurance, premium finance and other insurance and non-insurance products and services. Our operations are concentrated in the southeastern part of the United States. Our business model integrates our insurance, premium finance and agency subsidiaries. Our model also emphasizes the distribution of our products and services through neighborhood sales offices staffed by employee-agents as opposed to commissioned agents. The expansion of our neighborhood sales offices in selected states includes the use of independent insurance agencies, which we generally have options to acquire in the future.

      Our core business involves issuing non-standard personal automobile insurance policies. These policies, which are generally issued for the minimum limits of coverage required by state laws, provide coverage to drivers who cannot obtain insurance from standard carriers due to a variety of factors, including the lack of flexible payment plans, the failure to maintain continuous coverage, age, prior accidents, driving violations, occupation and type of vehicle. Customers in the non-standard market generally have higher average premiums for a comparable amount of coverage than customers who qualify for the standard market. The higher average premiums typically result from an increased frequency of losses, which is partially offset by the lower severity of losses resulting from lower limits of coverage. In some states, we produce personal automobile insurance policies for unaffiliated insurance companies through our distribution system. We assume this business from unaffiliated insurers through reinsurance agreements and earn service fees for our agency, underwriting, policy administration and claims adjustment services performed for the unaffiliated insurers.

      Through our premium finance subsidiary, we finance the premiums on the majority of the insurance policies that we sell by lending to customers the premium due to the insurance company. We earn fees and interest income from our premium finance operations. These loans are backed by the unearned portion of the insurance premiums being financed, which is the portion of the loan attributable to future periods of coverage. We structure our payment plans and integrate our systems in an attempt to minimize principal losses on our premium finance loans.

      We seek to attract customers by developing strong brand name recognition in our markets through our low-cost television advertising campaigns that emphasize our low down payment, flexible payment plans, convenient neighborhood locations and customer service. Our neighborhood offices serve as a network for both product delivery and payment collection. All policy applications are completed in the neighborhood sales offices, and most of our customers revisit these offices at least monthly to make their periodic payments.

      Our business model provides our employee-agents with customer contact at the point of sale and when the customer returns to make periodic payments. This contact allows us to offer a variety of products in addition to our core product, non-standard personal automobile insurance. We provide term life insurance policies through our wholly-owned life insurance subsidiary, as well as vehicle protection insurance, travel protection insurance and hospital indemnity insurance underwritten by unaffiliated insurers, for which we receive commission and service fee income. We also offer ancillary non-insurance products and services.

      Our revenues are derived principally from:

•	premiums we earn from sales of direct and assumed non-standard personal automobile and term life insurance policies, which we refer to in this prospectus as gross premiums, less the portion of those premiums that is ceded to other insurers, which we refer to in this prospectus as ceded premiums, with the difference being what we refer to as net premiums;

•	ancillary income, which includes:

•	interest and fees earned on the financing of insurance policies; and

•	commission and service fee income that we earn in connection with the sales of insurance products underwritten by other insurers and other income; and

•	investment income that we earn on the invested assets of our subsidiaries.

      Our expenses consist predominately of:

•	insurance losses and loss adjustment expenses (which we sometimes refer to in this prospectus as LAE) including estimates for losses incurred during the period and changes in estimates from prior periods related to direct and assumed non-standard personal automobile and term life insurance policies (which we refer to in this prospectus as gross insurance losses and loss adjustment expenses), less the portion of those insurance losses and loss adjustment expenses that are ceded to other insurers (which we refer to in this prospectus as ceded insurance losses and loss adjustment expenses) (we refer to the difference as net insurance losses and loss adjustment expenses); and

•	operating expenses that include:

•	selling, general and administrative, or SGA costs, including salaries, advertising, commissions and other expenses of our employee-agent distribution channel reduced by ceding commissions received under our reinsurance agreements; and

•	interest expense under our bank credit facilities.

Measurement of Results

      We evaluate our operations by monitoring key measures of growth and profitability. We measure our growth by examining our gross revenues, which comprise gross premiums written and revenues from all other sources produced through our distribution system. We generally measure our operating results by examining our net income, return on equity, and our loss, expense and combined ratios. In addition, we evaluate our performance by comparing the level of our ancillary income to premiums earned and to operating expenses. The following provides further explanation of the key measures that we use to evaluate our results:

      Gross Premiums Written. Gross premiums written is the sum of direct premiums written and assumed premiums written. Direct premiums written is the sum of the total policy premiums, net of cancellations, associated with policies underwritten and issued by our insurance subsidiaries. Assumed premiums written is the sum of total premiums associated with the insurance risk transferred to us by other insurance companies pursuant to reinsurance contracts. See Note 7 to our audited consolidated financial statements included in this prospectus. We use gross premiums written, which excludes the impact of premiums ceded to reinsurers, as a measure of the underlying growth of our insurance business from period to period.

      Net Premiums Written. Net premiums written is the sum of direct premiums written and assumed premiums written less ceded premiums written. Ceded premiums written is the portion of our direct and assumed premiums that we transfer to our reinsurers in accordance with the terms of our reinsurance contracts based upon the risks they accept. See Note 7 to our audited consolidated financial statements included in this prospectus. We use net premiums written, primarily in relation to gross premiums written, to measure the amount of business retained after cessions to reinsurers.

      Gross Revenues (a non-GAAP financial measure). Gross revenues is the sum of gross premiums written plus all other revenues (finance income, commission and service fee income, net investment income and net realized gains (losses) on securities). We use gross revenues as the primary measure of the underlying growth of our revenue streams from period to period. Gross revenues are reconciled to total revenues in the

“Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations”.

      Loss Ratio. Loss ratio is the ratio (expressed as a percentage) of losses and loss adjustment expenses incurred to premiums earned and measures the underwriting profitability of a company’s insurance business. Loss ratio generally is measured on both a gross (direct and assumed) and net (gross less ceded) basis. We use the gross loss ratio as a measure of the overall underwriting profitability of the insurance business we write and to assess the adequacy of our pricing. Our net loss ratio is meaningful in evaluating our financial results, which are net of ceded reinsurance, as reflected in our consolidated financial statements. Our loss ratios are generally calculated in the same way for GAAP and statutory accounting purposes.

      Expense Ratio. Expense ratio is the ratio (expressed as a percentage) of net operating expenses to premiums earned and measures a company’s operational efficiency in producing, underwriting and administering its insurance business. For statutory accounting purposes, operating expenses of an insurance company exclude investment expenses, and are reduced by other income. There is no such industry definition for determining an expense ratio for GAAP purposes. As a result, we apply the statutory definition to calculate our expense ratio on a GAAP basis. We reduce our operating expenses by ancillary income (excluding net investment income and realized gains (losses) on securities) to calculate our net operating expenses. Due to our historically high levels of reinsurance, we calculate our expense ratio on both a gross basis (before the effect of ceded reinsurance) and a net basis (after the effect of ceded reinsurance). Although the net basis is meaningful in evaluating our financial results that are net of ceded reinsurance, as reflected in our consolidated financial statements, we believe that the gross expense ratio better reflects the operational efficiency of the underlying business and is a better measure of future trends.

      Combined Ratio. Combined ratio is the sum of the loss ratio and the expense ratio and measures a company’s overall underwriting profit. If the combined ratio is at or above 100, an insurance company cannot be profitable without investment income (and may not be profitable if investment income is insufficient). We use the GAAP combined ratio in evaluating our overall underwriting profitability and as a measure for comparison of our profitability relative to the profitability of our competitors.

      Ancillary Income Measures. We have developed measures of our ability to generate ancillary income that reflect the differences between our business model and those used by our competitors. We measure our ancillary income as a percentage of premiums earned and as a percentage of our operating expenses. Most of our competitors only achieve point of sale contact through an independent agent and are therefore typically unable to generate significant amounts of ancillary income.

Critical Accounting Policies

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements. As more information becomes known, these estimates and assumptions could change, thus having an impact on the amounts reported in the future. We view the estimates and assumptions used in establishing our reserves for losses and loss adjustment expenses and the estimates of future policy cancellations used in determining the amounts recorded as commissions and service fees and ceding commissions as our critical accounting policies.

      Insurance Losses and Loss Adjustment Expense Reserves. Months and sometimes years may elapse between the occurrence of an automobile accident covered by one of our policies, reporting of the accident to us and our payment of the claim. We record a liability for estimates of losses that will be paid for accidents that have been reported to us, which we refer to in this prospectus as case reserves. In addition, since accidents are not always reported when they occur, we estimate liabilities for accidents that have occurred but have not been reported to us, which we refer to in this prospectus as incurred but not reported, or IBNR reserves.

      We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies our insurance subsidiaries underwrite. Each of our insurance subsidiaries establishes a reserve for all of its unpaid losses and loss adjustment expenses, including case and IBNR reserves, and estimates for the cost to settle the claims. We rely primarily on historical loss experience in determining reserve levels, on the assumption that historical loss experience provides a good indication of future loss experience. Our internal actuarial staff reviews our insurance subsidiaries’ reserves quarterly for each year on a state and coverage level. Quarterly reviews allow for timely adjustments to reserves based on additional information. As part of these quarterly reviews, our actuarial staff performs various tests to estimate ultimate average severity and frequency of claims. Severity represents the average cost per claim and frequency represents the number of claims per policy. As part of the overall review, the staff then evaluates loss and LAE ratios by accident year by state and by coverage for reasonableness. Estimation of LAE reserves is subject to variation as a result of factors such as inflation, claims settlement patterns, legislative activity and litigation trends. Also, we make key assumptions regarding future claims emergence, the number of claims to be closed in the future, the future impact of inflation, amounts that may be collected from subrogation or salvage and amount of claims that can be closed with or without payment. Changes in the assumptions we employ or our estimates associated with such assumptions could result in materially different amounts being reported as reserves. If necessary, we will increase or decrease the level of our reserves as experience develops or new information becomes known, in the period in which changes to the estimates are determined. Accordingly, the actual losses and loss adjustment expenses may differ materially from the estimates we have recorded. See “Business — Loss and Loss Adjustment Expense Reserves” for additional information.

      Effect of Future Cancellations. The insurance policies that we write, through our insurance subsidiaries and on behalf of other insurers for which we receive a commission, are subject to being cancelled by the policyholder prior to the policy expiration date. As a result, we estimate the effect of future cancellations in determining the amount of commission and service fee income and ceding commissions that are recorded in our consolidated financial statements. We use historical cancellation rates that are updated quarterly to estimate future cancellations with the effect of any changes in our estimates being recorded in the period in which the change in the estimate is determined to be necessary. However, actual cancellations may differ materially from the cancellation estimates that we used. As of December 31, 2002, the reserve for return of commission and service fee income and return of ceding commissions was $2.6 million and $5.0 million, respectively.

      Allowance for finance receivable losses. Losses on finance receivables include an estimate of future credit losses on premium finance accounts. Credit losses on premium finance accounts occur when the unearned premiums received from the insurer upon cancellation of a financed policy are inadequate to pay the balance of the premium finance account. The majority of these shortfalls result in the write-off of unrealized interest and premium finance acquisition fees. We review historical trends of such losses relative to finance receivable balances to develop estimates of future losses. However, actual write-offs may differ materially from the write-off estimates that we used. As of December 31, 2002, the allowance for finance receivable losses was $5.0 million.

      See Note 1 to our audited consolidated financial statements included in this prospectus for a discussion of our other significant accounting polices.

Results of Operations

      The table below summarizes certain operating results and key measures we use in monitoring and evaluating our operations. The information provided is intended to summarize and supplement information contained in our consolidated financial statements and to assist the reader in gaining a better understanding of our results of operations.

	Three Months
	Ended		Year Ended
	March 31,		December 31,

	2003	2002	2002	2001	2000

	(Unaudited)

	($ in millions)
Selected Financial Data
Gross premiums written	$140.6	$105.5	$335.2	$238.7	$179.4
Ancillary income	19.6	16.7	62.9	49.4	46.5
Net investment income	1.7	1.2	5.2	7.3	5.0

Gross revenues	$161.9	$123.4	$403.3	$295.4	$230.9
Ceded premiums written	(64.7)	(47.2)	(154.2)	(125.8)	(106.9)
Change in net unearned premiums	(28.2)	(27.4)	(36.0)	(14.9)	1.4

Total revenues	$69.0	$48.8	$213.1	$154.7	$125.4

Net income (loss)	$9.8	$4.5	$31.0	$0.4	$(1.7)

Net income (loss) adjusted for write-off of reinsurance recoverables from Reliance Insurance Company(1)	$9.8	$4.5	$31.0	7.8	$(1.7)

Key Financial Ratios
Loss ratio — net	73.0%	73.1%	69.4%	95.8%	98.1%
Expense ratio — net	(1.5)	9.1	2.1	12.3	13.3

Combined ratio — net	71.5	82.2	71.5	108.1	111.4

Ancillary income to gross premiums earned	22.3	26.6	22.1	23.8	27.5
Ancillary income to net operating expenses	103.7	85.6	95.4	80.3	82.6

(1)	Amounts adjusted for the $7.4 million after-tax effect of the write-off in 2001 of reinsurance balances recoverable from Reliance Insurance Company. If we exclude the impact of the write-off, the 2001 net loss ratio, net expense ratio and net combined ratio would have been 84.3%, 12.6% and 96.9%, respectively. We consider net income (loss) adjusted for the write-off of reinsurance recoverables from Reliance Insurance Company and the adjusted net loss, net expense and net combined ratios to be non-GAAP financial measures. Because we have not had any other material write-offs of reinsurance recoverables in our history, we believe that the adjusted net income and the corresponding adjusted net loss, net expense and net combined ratios are useful to management and investors in understanding our improvement in operating results from 2000 to 2002. Reconciliations of the adjusted net income and the adjusted ratios are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview of Operating Results — Reinsurance Recoverable Write-off”.

Overview of Operating Results

      Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002. Net income increased 117.8% to $9.8 million for the three months ended March 31, 2003 compared to $4.5 million for the three months ended March 31, 2002. The increase in net income was primarily attributable to continued growth in premiums written and premiums earned and growth in ancillary income, while maintaining a stable loss ratio and a slight reduction in operating expenses. Ancillary income increased to a level exceeding our overall operating expenses for the period.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Net income was $31.0 million in 2002, compared to net income of $0.4 million in 2001. The increase in net income from 2001 was primarily attributable to improved underwriting results from decreasing loss ratios, an increase in premium volume that provided additional underwriting margins and related ancillary income, and the impact of the write-off of reinsurance recoverable from Reliance in 2001. Our loss ratio in 2002 improved by 26.4 points to 69.4% compared to a 95.8% loss ratio in 2001. The 2002 loss ratio was favorably impacted by 1.8 points due to a gain on the commutation of obligations of one of our reinsurers, while our 2001 loss ratio was adversely impacted by 10.4 points as a result of the write-off of recoverables from Reliance. Our results improved during 2002 in virtually every state in which we operate, with the most significant improvement occurring in Florida.

      We believe that the discussion about our Florida operations and the write-off of reinsurance recoverable from Reliance provided below is necessary to better understand the comparability of results between 2002 and 2001.

      Florida Operations. In 2002, premiums earned in Florida grew to 49.6% of our gross premiums earned, while loss ratio improved to 68.1% reflecting improving market conditions and the impact of actions taken by us over the past three years, as described below. We expect our premium volume in Florida to continue to increase in 2003 due to anticipated growth in our renewal book and continued increases in market share. We estimate that policy sales in Florida will account for approximately 50% of our gross premiums earned in 2003.

      We commenced writing business in Florida in 1998 through the acquisition of the business and assets of a 64 office agency. We continued our expansion into Florida in 1999, by entering into an agreement with a 42 office independent insurance agency that we have an option to purchase in November 2003. With our ability to market through more than 100 neighborhood sales offices in a state with a market that was approximately 2.5 times the size of our next largest market, Florida quickly became our largest market. Our entrance into the Florida market in 1998 was at the beginning of a period of significant deterioration of results due largely to increased levels of state-wide fraud in Florida’s required personal injury protection, or PIP coverage that was further compounded by a period of increased price competition. Based upon data compiled from A.M. Best, we believe that from 1998 to 2000, loss ratios of the largest and second-largest writers of non-standard automobile insurance in Florida during this period increased by approximately 21.1 points and 26.2 points, respectively. During that same period our Florida premiums grew from zero to 41.8% of our consolidated gross premiums written and our overall loss ratio increased approximately 24 points due to the results of our Florida business. From April 2000 until July 2001, we implemented rate increases totaling approximately 82%, strengthened our claims procedures and fraud detection practices, and improved underwriting standards. In addition, in response to the September 2000 grand jury report on the level of fraud in Florida’s mandatory PIP coverage, the Florida legislature enacted new laws in July and October 2001 designed to deter insurance fraud by delaying the availability of accident reports, requiring the registration of medical clinics, and improving companies’ rights to investigate suspicious claims. As a result, market conditions in Florida stabilized, and our loss ratio in Florida improved from 98.8% in 1999 to 68.1% in 2002.

      Reinsurance Recoverable Write-off. In 2001, our results were adversely impacted by a write-off of $11.1 million, $7.4 million after taxes, in reinsurance recoverables from Reliance Insurance Company. Reliance was one of the reinsurers in our quota share reinsurance program from October 1996 to December 2000. Due to a rapid and significant deterioration in Reliance’s underwriting results, adverse development on its loss reserves, and liquidity issues that arose after the terrorist attacks on September 11, 2001, Reliance was placed into liquidation by the Pennsylvania Department of Insurance in October 2001. The table provided below reconciles net income to net income adjusted for the write-off of reinsurance recoverables from Reliance Insurance Company (which is a non-GAAP financial measure). The table reflects the impact of the write-off on each line item affected on our Statement of Operations for the year ended December 31, 2001 and the certain key financial ratios.

		Impact of	Adjusted
	December 31,	Reliance	December 31,
	2001	Write-off	2001

	($ in millions)
Premiums earned	$98.0	$1.4	$99.4

Total revenues	154.7	1.4	156.1

Insurance losses and loss adjustment expenses	93.9	(10.1)	83.8
Selling, general and administrative costs	53.9	0.4	54.3

Total expenses	155.4	(9.7)	145.7

Income (loss) before income taxes	(0.7)	11.1	10.4
Income tax expense (benefit)	(1.1)	3.7	2.6

Net income (loss)	$0.4	$7.4	$7.8

Loss ratio — net	95.8%	(11.5)%	84.3%
Expense ratio — net	12.3	0.3	12.6

Combined ratio — net	108.1	(11.2)	96.9

      Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. Net income was $0.4 million in 2001 compared to a net loss of $1.7 million in 2000. The $2.1 million increase from 2000 was primarily attributable to growth in premium volume resulting from an increase in average policy premiums and increased market penetration, a 13.8 point improvement in loss ratios and increases in ancillary revenues, all of which were largely offset by the write-off of the reinsurance recoverable from Reliance, discussed above. Despite experiencing loss ratios in 2001 and 2000 that were 21.0 points and 23.3 points, respectively, higher than the weighted average loss ratios for 1999 and 1998, we were able to achieve net income in 2001 and limit our loss in 2000 to only $1.7 million.

Revenues

Premiums

      Premiums include non-standard personal automobile insurance premiums and term life insurance premiums underwritten by our insurance subsidiaries (which we refer to in this prospectus as direct premiums) and a percentage of non-standard personal automobile insurance premiums assumed from other insurers generally in states where we do not currently have a licensed insurance subsidiary (which we refer to in this prospectus as assumed premiums). We refer to direct and assumed premiums together as gross premiums. We manage virtually every aspect of the assumed business, including pricing and underwriting, claims settlement and customer service. We currently assume a significant portion of non-standard personal automobile insurance premiums for business produced in North Carolina and Texas.

      Premiums written refers to the total amount of premiums billed to the policyholder less the amount of premiums returned, generally as a result of cancellations, during a given period. Premiums written become premiums earned as the policy ages. Barring premium rate changes, if an insurance company writes the same mix of business each year, premiums written and premiums earned will be equal, and the unearned premium reserve will remain constant. During periods of growth, the unearned premium reserve will increase, causing premiums earned to be less than premiums written. Conversely, during periods of decline, the unearned premium reserve will decrease, causing premiums earned to be greater than premiums written.

      We have historically relied on quota share, excess of loss, and catastrophe reinsurance primarily to manage our regulatory capital requirements and also to limit our exposure to loss. Generally, we have ceded a significant portion of our non-standard automobile insurance premiums to unaffiliated reinsurers in order to maintain a net premiums written to statutory surplus ratio of approximately 3 to 1. We retain 100% of our term life insurance premiums.

      The following table presents our gross premiums written in our major markets and provides a summary of gross, ceded and net premiums written and earned for the periods indicated.

	Three Months Ended		Year Ended
	March 31,		December 31,

	2003	2002	2002	2001	2000

	(Unaudited)

	($ in millions)
Gross premiums written
Florida	$70.9	$49.4	$174.3	$110.2	$75.0
Tennessee	20.9	22.0	58.6	42.6	38.7
Georgia	11.9	10.6	30.4	31.0	28.0
Louisiana	10.5	7.6	23.8	18.4	15.5
Mississippi	8.4	7.3	18.8	17.8	12.7
All other states	18.0	8.6	29.3	18.7	9.5

Gross premiums written	$140.6	$105.5	$335.2	$238.7	$179.4
Ceded premiums written	(64.7)	(47.2)	(154.2)	(125.8)	(106.9)

Net premiums written	$75.9	$58.3	$181.0	$112.9	$72.5

Gross premiums earned	$87.8	$62.7	$284.3	$207.2	$169.4
Ceded premiums earned	(40.1)	(31.8)	(139.3)	(109.2)	(95.5)

Net premiums earned	$47.7	$30.9	$145.0	$98.0	$73.9

Net premiums written to gross premiums written	54.0%	55.3%	54.0%	47.3%	40.4%
Gross premiums earned to gross premiums written	62.4	59.4	84.8	86.8	94.4
Net premiums earned to net premiums written	62.8	53.0	80.1	86.8	101.9

     Gross Premiums

      Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002. Gross premiums written increased $35.1 million or 33.2% for the three months ended March 31, 2003 compared to the same period in 2002, while gross premiums earned increased $25.1 million or 40.0%. These increases were due primarily to increased market penetration and an increase in average policy premiums. During the 2003 period, average inforce policies increased 21.0%, while the average premium per policy inforce increased 10.2% compared to the same period in 2002. For the three months ended March 31, 2003, gross premiums written increased in each state in which we operate, with the exception of a 4.8% decrease in Tennessee. Gross written premiums in Florida grew $21.5 million and accounted for 61.3% of our total growth in gross premiums written. In January 2003, we began our expansion into the state of Texas and are assuming non-standard personal automobile insurance policies underwritten by a Texas county mutual insurer. This business is produced through an independent insurance agency that we have the option to purchase in December 2004. Texas statutes currently afford a county mutual insurer certain advantages that include the ability to adjust its premium rates without prior regulatory approval and without the rate limitations imposed on other insurers. We assume a significant portion of the Texas business from the county mutual insurer and, due to the advantages of the county mutual structure in Texas, expect to continue this type of arrangement indefinitely, even if we were to exercise our option to acquire the Texas agency. We assumed $1.8 million of gross premiums written in Texas during the quarter ended March 31, 2003.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Gross premiums written increased $96.5 million or 40.4% in 2002 compared to 2001, while gross premiums earned increased $77.0 million or 37.2%. These increases were primarily due to increased market penetration and an increase in average policy premiums. During 2002, average inforce policies increased 19.3%, while the average premium per policy inforce increased 11.4% compared to 2001. The majority of this growth occurred in the states of Florida and Tennessee, which accounted for $80.1 million or 83.0% of the growth in gross premium written in 2002.

      Year ended December 31, 2001 Compared to Year Ended December 31, 2000. Gross premiums written increased $59.3 million or 33.1% in 2001 compared to 2000, while gross premiums earned increased $37.9 million or 22.4%. These increases were primarily due to an increase in average policy premiums and increased market penetration. During 2001, average inforce policies increased 7.9% while the average premium per policy inforce increased 10.7% compared to 2000. The majority of the growth occurred in Florida, which accounted for $35.2 million or 59.4% of the growth in gross premium written in 2001. The disparity in the percentage increase in gross premiums written compared to gross premiums earned reflects the fact that the majority of the growth occurred during the fourth quarter of 2001.

Net Premiums

      Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002. Net premiums written for the three months ended March 31, 2003, were $75.9 million, an increase of 30.2%. Net premiums written were 54.0% of gross premiums written for the three months ended March 31, 2003, compared to 55.3% for the same period in 2002, reflecting a change in reinsurance agreements that resulted in a slightly higher percentage of business ceded during the current period. Net premiums earned, a function of net premiums written, amounted to $47.7 million and equaled 62.8% of net premiums written, which is comparable to the relationship of gross premiums earned to gross premiums written of 62.4%.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Net premiums written for 2002 were $181.0 million, an increase of 60.3%. Net premiums written were 54.0% of gross premiums written, compared to 47.3% for 2001, reflecting a change in reinsurance agreements that resulted in a decrease in the percentage of business ceded during 2002. Net premiums earned, a function of net premiums written for 2002, amounted to $145.0 million and constituted 80.1% of net premiums written, which is comparable to the relationship of gross premiums earned to gross premiums written of 84.8%.

      Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. Net premiums written for 2001 were $112.9 million, an increase of 55.7%. Net premiums written were 47.3% of gross premiums written, compared to 40.4% for 2000, reflecting a change in reinsurance agreements that resulted in a decrease in the percentage of business ceded during 2001. Net premiums earned, a function of net premiums written for 2001, amounted to $98.0 million and constituted 86.8% of net premiums written, which is consistent with the relationship of gross premiums earned to gross premiums written of 86.8%.

Ancillary Income

      Ancillary income includes finance income, commission and service fee income and other income. Finance income primarily consists of interest, acquisition and service fees, and delinquency fees on the premium finance agreements related to the insurance policies we finance. Our agency and administrative subsidiaries produce and service non-standard personal automobile insurance business for other insurers from which we assume a portion of this business, and in some cases the entire premium, through reinsurance treaties. We receive service fees for agency, underwriting, policy administration, and claims adjusting services performed on behalf of these unaffiliated insurers. We also receive commission and service fee income on other insurance products produced for unaffiliated insurance companies on which we do not bear underwriting risk, including travel protection, vehicle protection and hospital indemnity insurance policies. Our business model allows us to generate a significant amount of ancillary income, which we measure as a percentage of gross earned premiums and as a percentage of our operating expenses. Our goal is to generate ancillary income in amounts that will exceed all of our operating expenses. The following table summarizes the components of our ancillary income for the periods indicated.

	Three Months
	Ended
	March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)

	($ in millions)
Finance income	$11.2	$8.6	$35.7	$27.3	$24.6
Commission and service fee income	8.4	8.1	27.2	22.1	21.9

Total ancillary income	$19.6	$16.7	$62.9	$49.4	$46.5

      Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002. Ancillary income for the three months ended March 31, 2003 was $19.6 million, an increase of $2.9 million or 17.4% compared to the same period of 2002, primarily due to an increase in premium finance income as a result of increased premium volumes. Ancillary income constituted 22.3% of gross premiums earned and 103.7% of our operating expenses for the three months ended March 31, 2003 compared to 26.6% and 85.6% for the same period in 2002, respectively.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Ancillary income was $62.9 million in 2002, an increase of $13.5 million or 27.3% compared to 2001. This increase was primarily due to an increase in premium finance income as a result of increased premium volumes and a decrease in allowance for credit losses reflecting improved consistency for the premium finance agreements and increased penetration in the sales of ancillary insurance products. Ancillary income constituted 22.1% of gross premiums earned and 95.4% of our operating expense for 2002 compared to 23.8% and 80.3% for 2001, respectively.

      Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. Ancillary income was $49.4 million in 2001, an increase of $2.9 million or 6.2% compared to 2000, primarily due to an increase in premium finance income as a result of increased premium volumes. Ancillary income constituted 23.8% of gross premiums earned and 80.3% of our operating expense for 2001 compared to 27.5% or 82.6% and 2000, respectively.

  Net Investment Income

      Our investment portfolio is generally highly liquid and consists substantially of readily marketable, investment-grade debt securities. Net investment income is primarily comprised of interest earned on these securities, net of related investment expenses.

      Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002. Net investment income increased to $1.4 million from $1.2 million for the three months ended March 31, 2003 compared to the same period of 2002. The increase was due primarily to an increase in invested assets partially offset by a decrease in investment yields. Average invested assets grew 25.5% to $135.2 million in the first quarter of 2003 from $107.7 million in the first quarter of 2002. Our average investment yield for the first quarter of 2003 was 4.3% compared to 4.6% for the same period in 2001.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Net investment income increased to $5.3 million from $5.1 million in 2002 and 2001, respectively, due primarily to an increase in invested assets largely offset by a decrease in investment yields. Average invested assets grew 23.0% to $116.1 million in 2002 from $94.4 million in 2001. Our average investment yield for in 2002 was 4.4% compared to 4.5% for 2001.

      Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. Net investment income was $5.1 million and $5.0 million in 2001 and 2000, respectively, due primarily to the increase in average invested assets, which was partially offset by a decrease in investment yields. Our average investment yield for 2001 was 4.5% compared to 5.3% for 2000.

  Realized Gains (Losses) on Securities

      Realized gains and losses on securities are principally affected by changes in interest rates, the timing of sales of investments and changes in credit quality of the securities we hold as investments.

      Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002. We realized gross gains of $0.3 million on the sale of securities for the three months ended March 31, 2003, and no gain during the same period for 2002. We realized no gross loss during each of the three month periods ended March 31, 2003 and 2002. There was no impact on realized losses attributable to adjustments for other than temporary impairment of securities still held during these periods.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. We realized gross gains of $0.9 million and $2.4 million and gross losses of $1.0 million and $0.2 million on the sale of available for sale securities during 2002 and 2001, respectively. The gross losses in 2002 were primarily attributable to a loss on the sale of our investment in WorldCom bonds. In 2001, we took advantage of the declining interest rate environment and sold certain securities in our portfolio that generated $2.4 million in gains. There was no impact on realized losses attributable to adjustment for other than temporary impairment of securities still held during these periods. Based on our analysis, the securities that were determined to be impaired were sold in the same period of the determination and the resulting loss was included in net realized gains or losses on securities.

      Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. We realized gross gains of $2.4 million and $0.1 million, and gross losses of $0.2 million and $0.1 million on the sale of available for sale securities during 2001 and 2000, respectively. In 2001, we took advantage of the declining interest rate environment and sold certain securities in our portfolio that generated $2.4 million in gains. There was no impact on realized losses attributable to adjustments for other than temporary impairment of securities still held during these periods.

     Expenses

Insurance Losses and Loss Adjustment Expenses

      Insurance losses and loss adjustment expenses represent our largest expense item and include payments made to settle claims, estimates for future claim payments and changes in those estimates for current and prior periods, as well as adjusting costs incurred in connection with settling claims. Insurance losses and loss adjustment expenses are influenced by claim frequency and severity trends, the impact of changes in estimates for prior accident years, and increases in the cost of medical treatment and automobile repairs. The anticipated impact of inflation is considered when we establish our premium rates and set loss reserves. We perform an actuarial analysis each quarter and establish or adjust (for prior accident quarters), our best estimate of the ultimate incurred losses and loss adjustment expenses to reflect loss development information and trends that have been updated for the most recent quarter’s activity. Our estimate of ultimate loss and loss adjustment expenses is evaluated and re-evaluated by accident quarter, by state and by major coverage grouping (e.g., bodily injury, physical damage) and changes in estimates are reflected in the period the additional information becomes known.

      Our reinsurance program significantly influences our net retained losses. In exchange for premiums ceded to reinsurers under quota share and excess of loss reinsurance agreements, our reinsurers assume a portion of the losses and loss adjustment expenses incurred. See “Business — Reinsurance”. We remain obligated for amounts ceded in the event that the reinsurers do not meet their obligations under the agreements (due to, for example, disputes with the reinsurer or the reinsurer’s insolvency). Since 2001, in an effort to manage the cost of quota share reinsurance during a period of rising cost and limited availability, we have added provisions for loss ratio corridors and loss ratio caps to our quota share reinsurance agreements that reduces the cost of reinsurance to us. These provisions have been structured to provide the reinsurers with some limit on the amount of potential loss being assumed, while maintaining the transfer of significant insurance risk with the possibility of a significant loss to the reinsurer, and therefore reduce the cost of reinsurance to us. Loss ratio corridors provide for layers of losses in which the reinsurer does not participate in the losses while loss ratio caps cut off the reinsurer’s liability for losses above a specified loss ratio. We believe our reinsurance arrangements qualify for reinsurance accounting in accordance with SFAS 113 “Accounting for Reinsurance Contracts”. We intend to reduce the percentage of business we cede through quota share reinsurance in the future by using some of the capital raised in this offering to increase the capital of our insurance subsidiaries, which will support the retention of more business.

      Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002. Insurance losses and loss adjustment expenses increased to $34.8 million for the three months ended March 31, 2003 from $22.6 million for the same period in 2002. Net loss ratios for the three months ended March 31, 2003 and 2002 were 73.0% and 73.1%, respectively. Loss ratios remained stable during a period of significant growth in premiums, where increased rate levels were sufficient to offset a modest increase in claims frequency for the physical damage and personal injury protection coverages.

      Our reserve for loss and loss adjustment expenses as of March 31, 2003 was $92.0 million as estimated per our actuarial analysis. During the first quarter of 2003, our actuarial analysis concluded that the December 31, 2002 reserve for loss and loss adjustment expenses of $86.9 million was redundant by approximately $0.8 million. The majority of this redundancy was attributable to the reserve for bodily injury claims in Florida as the severity trends for this coverage continued to improve from the amounts originally anticipated for the 2002 and 2001 accident years.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Insurance losses and loss adjustment expenses increased to $100.7 million in 2002 from $93.9 million in 2001. Net loss ratios for 2002 and 2001 were 69.4% and 95.8%, respectively. Net loss ratios in 2002 improved in virtually every state in which we operate, reflecting the impact of increased rate levels, stabilized loss trends and favorable loss reserve development. We experienced favorable loss reserve development of $5.5 million in 2002, as compared to unfavorable development of $7.8 million in 2001. Included in the favorable reserve development in 2002 was $1.8 million attributable to the gain on the commutation of obligations of one of our reinsurers that resulted in an overall 1.8 point reduction in the 2002 net loss ratio. The $7.8 million unfavorable development in 2001 included $6.6 million of the $11.1 million write-off of reinsurance recoverables from Reliance that related to prior years. During 2001, the effect of loss ratio corridors in our 2001 quota share agreements increased net loss ratios by approximately 2.6 points.

      Our reserve for loss and loss adjustment expenses as of December 31, 2002 was $86.9 million as estimated per our actuarial analysis. During the year, our actuarial analysis concluded that the December 31, 2001 reserve for loss and loss adjustment expenses of $77.5 million was redundant by approximately $5.5 million. Several factors contributed to this redundancy. We recognized a gain on the commutation of obligations of one of our reinsurers that resulted in $1.8 million of favorable development on prior years’ reserves. We also determined we had overestimated the frequency of bodily injury claims in Florida for the 2001 accident year based on trends that occurred in 1999 and 2000. During 2001, we implemented numerous changes to our claims processes and increased our claims staffing, which resulted in a quicker settlement process. We initially attributed the increase in claims paid in 2001 to a new frequency trend rather than the quicker settlement, which resulted in the overstatement of reserves. This overestimation of frequency also impacted our reserves for Florida personal injury protection claims. Finally, in 2001 we overestimated the projected severity of bodily injury losses in Georgia related to a regulatory change resulting in an increase in the minimum limits of coverage required by that state.

      Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. Insurance losses and loss adjustment expenses increased to $93.9 million in 2001 from $72.5 million in 2000. Net loss ratios for 2001 and 2000 were 95.8% and 98.1%, respectively. This 2.3 point improvement in the net loss ratio reflected a 13.8 point improvement from the impact of increased rate levels and improving loss trends that was offset by the write-off of recoverables from Reliance.

      Our reserve for loss and loss adjustment expenses as of December 31, 2001 was $77.5 million as estimated per our actuarial analysis. During the year, our actuarial analysis determined that the December 31, 2000 reserve for loss and loss adjustment expenses of $74.0 million was deficient by approximately $7.8 million. The main reason for this adverse development was the write-off of reinsurance recoverables from

Reliance which resulted in $6.7 million of adverse development on prior years’ reserves. Based on our analysis of the information on Reliance as of December 31, 2000, we determined that the receivable for loss reserves assumed by Reliance would be fully collected. However, during 2001, Reliance was placed into liquidation by the Pennsylvania Department of Insurance and we deemed the receivable from Reliance to be uncollectible. We also underestimated the frequency and severity of property damage in Florida for the 2000 accident year. Our estimates were originally based on trends identified in 1999 and 1998, but frequency subsequently increased by 5.6% and severity increased by 5.0% over our estimates, which together contributed to the adverse development. We also experienced an increase in the severity of bodily injury claims in Tennessee for the 2000 accident year as a higher number of claims were litigated than historical trends.

Operating Expenses

      Operating expenses include SGA costs, advertising and interest expense. These expenses include the amortization of policy acquisition and maintenance costs that are net of ceding commissions, costs associated with generating ancillary income and other revenues and corporate overhead. Our business model emphasizes the use of our largely fixed cost neighborhood sales offices staffed by company employees which allows us to generally increase marginal operating expenses as we increase our premiums and other revenues.

      Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002. Operating expenses decreased $0.6 million or 3.1%, to $18.9 million for the three months ended March 31, 2003, compared to $19.5 million for the same period of 2002. The decrease reflects a $2.6 million increase in ceding commissions attributable to the increase in ceded premiums that was offset partially by a $1.7 million increase in commissions paid to an independent agent associated with the increase in the volume of insurance produced for us.

      Year Ended December 31, 2002 Compared to Year Ended December 31, 2001. Operating expenses increased $4.4 million or 7.2%, to $65.9 million in 2002, compared to $61.5 million in 2001. The increase was primarily attributable to a $5.3 million increase in commissions paid to an independent agent associated with the increase in the volume of insurance produced for us, a $1.0 million increase related to our office expansion in the state of South Carolina and increases in other costs associated with increased premium volumes. These increases were partially offset by a $10.0 million increase in ceding commissions attributable to the increase in ceded premiums and a $1.4 million reduction in interest expense due to a the declining interest rate environment.

      Year Ended December 31, 2001 Compared to Year Ended December 31, 2000. Operating expenses increased $5.2 million or 9.2%, to $61.5 million in 2001, compared to $56.3 million in 2000. The increase was primarily attributable to a $4.1 million increase in commissions paid to an independent agent associated with the increase in the volume of insurance produced for us and increases in other costs associated with increased premium volumes. These increases were partially offset by a $1.6 million increase in ceding commissions attributable to the increase in ceded premiums and a $1.2 million decrease in interest expense due to the declining interest rate environment.

Income Taxes

      We file a consolidated federal income tax return that includes all of our subsidiaries other than our life insurance subsidiary, which files a separate federal income tax return. The statutory rate used in calculating our tax provision was 35% in 2002 compared to 34% in each of 2001 and 2000. Income tax expense (benefit) differed from the amounts computed at the statutory rate as demonstrated in the following table:

	Three Months
	Ended
	March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)

	($ in millions)
Income (loss) before income taxes	$15.3	$6.7	$46.5	$(0.7)	$(3.4)

Provision for taxes at the statutory rate	$5.3	$2.3	$16.3	$(0.2)	$(1.1)
Increase (reduction) in taxes for:
Tax-exempt interest income	(0.2)	(0.2)	(0.7)	(0.6)	(0.7)
Small life insurance company deduction	—	(0.5)	(0.5)	(0.6)	(0.2)
State income taxes	0.4	0.2	0.5	0.1	0.4
Other, net	—	0.4	(0.1)	0.2	(0.1)

Income tax expense (benefit)	$5.5	$2.2	$15.5	$(1.1)	$(1.7)

Financial Condition

Liquidity and Capital Resources

Sources and Uses of Funds

      We are organized as a holding company system with all of our operations being conducted by our wholly-owned insurance, premium finance, agency, administrative and consumer product subsidiaries. Accordingly, Direct General Corporation receives cash through loans from banks, issuance of equity securities, subsidiary dividends and other transactions. We may use the proceeds from these sources to contribute to the capital of our insurance subsidiaries and premium finance company in order to support premium growth, to repurchase our common stock, to retire our outstanding indebtedness, to pay interest, dividends, and taxes, and for other business purposes. We operate under an Intercompany Tax Allocation Agreement whereby our eligible subsidiaries compute tax provisions as if filing separate returns based on taxable income. Each subsidiary’s resulting provision (or credit) will be currently payable to (or receivable from) Direct General Corporation.

      Under state insurance laws, dividends, which must be paid from earned surplus, and capital distributions from our insurance companies are subject to restrictions relating to statutory surplus and earnings. Our insurance companies collectively paid dividends of $1.3 million, $2.1 million, and $12.3 million in 2002, 2001 and 2000, respectively. These dividends were generally reinvested in the capital of other insurance subsidiaries. The maximum amount of dividends capacity available for payment to Direct General Corporation during the remainder of 2003 by our insurance subsidiaries without seeking regulatory approval is $8.5 million. Dividends from our premium finance subsidiary are limited by the minimum capital requirements in applicable state regulations and by covenants in our bank loan agreements which require approval of our lenders. There are no restrictions on the payment of dividends from our agency, administrative and other non-insurance subsidiaries, other than typical state corporation law requirements to avoid insolvency. In addition, the NAIC Model Act for RBC provides formulas to determine the amount of capital that an insurance company needs to ensure that it has an acceptable expectation of not becoming financially impaired; a low RBC ratio would prevent an insurance company from paying dividends. At December 31, 2002, each of our insurance subsidiaries maintained an RBC level that is in excess of an amount that would require any corrective actions on our part.

      Our operating subsidiaries’ primary sources of funds are premiums received, finance income, commission and service fee income, investment income, borrowings under credit facilities and proceeds from the sale and redemption of investments. Funds are used to pay claims and operating expenses, to pay interest and principal repayments under the terms of our indebtedness for borrowed money, to purchase investments and to pay dividends to Direct General Corporation. We had positive cash flow from operations of approximately

$21.0 million in the first three months of 2003, $52.4 million in 2002 and $45.5 million in 2001. We expect our cash flows to be positive in both the short-term and reasonably foreseeable future.

Financing and Capital

      Direct General Corporation currently has two term loans outstanding. Amounts outstanding under the first term loan were $6.3 million, $7.5 million, $9.0 million, and $15.0 million as of March 31, 2003 and December 31, 2002, 2001, and 2000, respectively. The proceeds from borrowings under this term loan were used to capitalize and acquire insurance subsidiaries. We reduced the principal of these loans using cash flows from operations since 2000 and are required to make quarterly principal payments of $1.3 million plus accrued interest at an annual rate of 9% that began in March 2003 with the final payment due in June 2004. We entered into an additional $2.7 million term loan in December 2002, the proceeds of which were used to repurchase treasury stock. This term loan requires quarterly interest payments at an annual rate of 9% that began in March 2003 and quarterly principal payments of $0.5 million beginning in September 2004 with the final maturity in December 2005.

      Our premium finance operations are supported by a revolving credit agreement with a group of banks. The size of the facility was $160.0 million at June 27, 2003, and is periodically increased to support the growth in premiums we finance. We would expect to continue this practice with our group of banks. There is the risk that our attempt to increase this revolving credit line facility would not be successful, in which case we would be forced to seek alternative methods of financing premiums.

      Our premium finance subsidiary utilizes the revolving credit facility by drawing on the facility at the end of every month to settle amounts due to the insurance companies. As payments from our customers are received, the revolving credit facility is reduced over the course of the month. This cycle repeats itself monthly, with historically, some seasonal fluctuation on total amounts drawn at the end of each month.

      Amounts outstanding under this facility were $125.0 million as of March 31, 2003, and $115.0 million, $96.1 million and $77.8 million as of December 31, 2002, 2001 and 2000, respectively. Interest on the facility is payable quarterly and all outstanding advances and accrued interest are due on or before June 30, 2004. The weighted average interest rate in effect was 4.6% in 2002, 6.7% in 2001 and 8.6% in 2000. The loan is principally secured by our finance receivables of the premium finance subsidiary and is guaranteed by Direct General Corporation. See Note 6 to our audited consolidated financial statements included in this prospectus for further discussion regarding our current outstanding debt.

      During 2002, we received net proceeds from borrowings on capital loans of $1.2 million and borrowings on the premium finance revolving credit facility of $18.9 million, repurchased 110,697 shares of our Treasury stock at a total cost of $4.5 million (average of $41.09 per share), paid interest on outstanding indebtedness of $6.2 million, interest on the Series A redeemable preferred stock of $0.5 million, and dividends on the Series B preferred stock of $0.6 million. In 2001, we repaid $6.0 million of principal on our capital loan, received $18.4 million in net proceeds from borrowings under the premium finance revolving credit facility, paid interest on outstanding indebtedness of $7.7 million, dividends on the Series A redeemable preferred stock totaling $0.5 million and dividends on the Series B preferred stock of $0.6 million. In 2000, we received $13.2 million in net proceeds from borrowings under the premium finance revolving credit facility, and paid interest on outstanding indebtedness of $7.5 million, dividends on the Series A redeemable preferred stock of $0.5 million, and dividends on the Series B preferred stock of $0.6 million. See Note 10 to our audited consolidated financial statements included in this prospectus for a further description of our Series A and B preferred stock, which will be converted into common stock at the closing of this offering.

      In an effort to manage our interest rate risk related to our premium finance revolving credit agreement, effective November 1, 2001, we purchased a derivative instrument known as a zero-cost collar from Bank One, NA. This derivative instrument requires monthly settlements whereby we pay the difference to the extent the then current 30-day LIBOR rate is below the floor of 5.05% on $25 million and receive the excess of the 30-day LIBOR rate over the cap of 5.05% on $50 million. This derivative instrument was designed to reduce our exposure to changes in LIBOR under our bank loan facilities. Since interest rates have continued to decline (30-day LIBOR was 1.31% at March 31, 2003), the fair market value of this derivative instrument has become unfavorable to us and, accordingly, we recorded a liability of $1.8 million at March 31, 2003. This unrealized loss is reported as a separate component of shareholders’ equity on an after-tax basis. Payments associated with the floor were $0.2 million, $0.8 million and $0.1 million for the three months ended March 31, 2003 and for the years ended December 31, 2002 and 2001, respectively, and were reported in the income statement as interest expense. This derivative instrument is scheduled to terminate on November 1, 2005. See Note 12 to our audited consolidated financial statements included in this prospectus for further discussion on this derivative instrument.

Reinsurance

      We have historically operated with a limited amount of capital and, as a result, have extensively used the reinsurance market to maintain our net exposures within our capital resources. We cede premiums and losses to unaffiliated insurance companies under quota share, excess of loss and catastrophe reinsurance agreements. We evaluate the financial condition of our reinsurers and monitor various credit risks to minimize our exposure to losses from reinsurer insolvencies. However, we remain obligated for amounts ceded in the event that the reinsurers do not meet their obligations. Because we cede a high percentage of our premiums and the associated losses, a failure of one of our reinsureres to pay could have a significant adverse effect on our capital and our financial condition and results of operations. In 2001, one of our reinsurers, Reliance, was declared insolvent and, as a result, we wrote off reinsurance recoverables of $11.1 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview of Operating Results — Reinsurance Recoverable Write-off”.

      Over the past two years, we have implemented several changes to our reinsurance program designed to reduce our exposures to unsecured reinsurance recoverables, including changing the settlement of reinsurance premiums to an earned basis versus a written basis, requiring reinsurers to fund a trust account in the event of a rating downgrade by A.M. Best, and limiting the maximum participation by any one reinsurer. As a result, the amount of unsecured reinsurance recoverables at December 31, 2002 was reduced to $31.4 million from $46.7 million at December 31, 2001 (equal to           % of our shareholders’ equity at that date). In addition, the largest unsecured recoverable from a single reinsurer was $12.2 million at December 31, 2002, from SCOR Reinsurance Company, rated A- (Excellent) by A.M. Best, as compared to $31.4 million as of December 31, 2001, from GE Reinsurance Corporation, rated A++ (Superior) by A.M. Best.

      We intend to utilize approximately $           million of the proceeds from this offering to further capitalize our insurance subsidiaries. As a result of this increase in capital, our insurance subsidiaries will be able to retain more of the risk on the business they write, thereby reducing our need for the use of quota share reinsurance.

Investments

      We had total cash, cash equivalents and invested assets of $242.0 million as of March 31, 2003. The following table summarizes our cash, cash equivalents and invested assets as of the dates indicated.

			% of Total
			at Fair
	Amortized Cost	Fair Value	Value

	($ in millions)
March 31, 2003 (Unaudited)
Debt securities, available for sale	$135.0	$139.4	57.6%
Cash and cash equivalents	97.9	97.9	40.5%
Short-term investments	4.7	4.7	1.9%

Total	$237.6	$242.0	100.0%

			% of Total
			at Fair
	Amortized Cost	Fair Value	Value

	($ in millions)
December 31, 2002
Debt securities, available for sale	$119.3	$123.6	57.9%
Cash and cash equivalents	87.0	87.0	40.8%
Short-term investments	2.7	2.7	1.3%

Total	$209.0	$213.3	100.0%

      Investment Strategy. We believe that our investment portfolio is highly liquid and consists substantially of readily marketable, investment-grade debt securities. We currently do not invest in equity securities or securities with exposure to foreign currency risk. Effective April 1, 2003, Bank One Investment Advisors and U.S. Bancorp Asset Management provide our investment portfolio management advisory services. Prior to March 31, 2003, our investment advisors were Deutsche Asset Management. These advisors operate under investment guidelines approved by our investment committee. These guidelines emphasize:

•	preservation of capital with a focus on total return,

•	achieving the highest risk adjusted after tax return and

•	diversification in order to reduce risk.

      Our investment strategy recognizes our need to maintain capital adequate to support our insurance operations. Our investment objectives also include maximizing the benefit from premium tax credits. Certain of the states in which we do business provide relief from premium taxes to the extent we maintain qualifying investments in those states and their municipalities. As a result, historically a significant amount of debt securities in our portfolio were comprised of tax-exempt obligations of the states of Georgia, Louisiana, Mississippi and Tennessee, in order to maximize these premium tax credits.

      Additionally, our investment guidelines allow us to invest up to the lower of $2.0 million or 2% of the fair value of our investment portfolio in alternative investments, including commodities. Within those guidelines, we have a managed trading account with a commodities trading company. The initial investment was $1.0 million in September 2002, with an approximate fair value of $1.2 million as of March 31, 2003. This investment represents less than 1% of our entire investment portfolio. Generally, only 15% of the account balance is invested in commodities and related investments and the remaining portion of the account balance is held in cash, cash equivalents and U.S. Treasury obligations. Because this is a “margin” account, the ultimate losses generated by this investment may greatly exceed the portion of the account balance so invested. However, we reduce the risk of margin call by limiting our investment to 15% of the account balance. In addition, we closely monitor the performance of the account in an effort to reduce the risk of losses.

      Debt Securities. Our investment portfolio consists primarily of debt securities, all of which are classified as available for sale and are carried at fair value with unrealized gains and losses reported in our financial statements as a separate component of shareholders’ equity on an after-tax basis. As of March 31, 2003, the fair value of our investment portfolio of $139.4 million included $4.4 million in net unrealized gains. As of December 31, 2002, the fair value of our investment portfolio of $123.6 million included $4.3 million in pretax net unrealized gains, as compared to $1.1 million in pretax net unrealized losses in 2001. The increase in net unrealized gains during 2002 was attributable to the declining interest rate environment. We realized pretax net gains of $0.3 million in the first quarter of 2003. In addition, we realized pretax net losses of $0.1 million in 2002, which was comprised of a $1.0 million loss on our investment in WorldCom bonds that was almost entirely offset by gains on the sale of other debt securities. Net realized gains on securities available for sale were $2.2 million in 2001. The weighted average book yield of the portfolio was 4.4% for the year ended December 31, 2002, 4.5% for 2001 and 5.3% for 2000. The effective duration of our investment portfolio was 3.8 years at December 31, 2002, compared to 3.9 years at December 31, 2001.

      The following table presents, for the periods indicated, the total return on our portfolio of debt securities as compared to the total return for the customized benchmark we use to monitor our investment results. Total return is comprised of interest income and the change in the fair value of the securities. Our investment decisions have historically focused not only on investment returns, but also on maximizing the premium tax credits available in certain states. As a result, our investment returns may not necessarily match the returns of the customized benchmark because our investments may be more heavily weighted to a specific state and may not be as diversified as the composition of securities included in the benchmark.

	Three Months
	Ended	Year Ended
	March 31,	December 31,

	2003	2002	2001	2000

	(Unaudited)

		($ in millions)
Our Portfolio	0.96%	8.50%	6.50%	8.37%
Customized Benchmark	1.26%	8.91%	6.78%	8.56%

      Beginning with the quarter ended June 29, 2001 the customized benchmark is comprised of a weighted blend of the following Lehman indices:

      60% Lehman 1-10 Year Blend (Municipals)

      16% Lehman Intermediate Credit (Taxable)

      16% Lehman FNMA 15 Year Pass-Through (Taxable)

      8% Lehman ABS (Taxable)

      Through March 31, 2001, the customized benchmark was comprised of a large number of individually selected bonds.

      The following table presents the composition by our internal industry classification of the amortized cost, gross unrealized gains, gross unrealized losses and fair value of debt securities in our investment portfolio as of the dates indicated.

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	($ in millions)
March 31, 2003 (Unaudited)
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$27.9	$0.4	—	$28.3
Obligations of states and political subdivisions	70.3	2.6	—	72.9
Corporate debt securities
Banks and financial institutions	10.4	0.4	—	10.8
Credit cards and auto loans	13.3	0.3	—	13.6
Industrial	8.5	0.4	—	8.9
Telecommunications	1.9	0.2	—	2.1
Utilities	2.7	0.1	—	2.8

Total corporate debt securities	36.8	1.4	—	38.2

Total	$135.0	$4.4	—	$139.4

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	($ in millions)
December 31, 2002
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$16.4	$0.6	—	$17.0
Obligations of states and political subdivisions	69.6	2.5	—	72.1
Corporate debt securities
Banks and financial institutions	10.4	0.4	—	10.8
Credit cards and auto loans	9.8	0.3	—	10.1
Industrial	9.0	0.4	—	9.4
Telecommunications	2.1	0.1	—	2.2
Utilities	2.0	—	—	2.0

Total corporate debt securities	33.3	1.2	—	34.5

Total	$119.3	$4.3	—	$123.6

      The amortized cost and fair value of debt securities in our investment portfolio as of March 31, 2003, by contractual maturity, is shown below.

	Amortized Cost	Fair Value

	($ in millions)
Years to maturity:
One or less	$4.3	$4.4
After one through five	43.9	45.4
After five through ten	65.1	67.6
After ten	21.7	22.0

Total	$135.0	$139.4

      The Securities Valuation Office of the NAIC evaluates the bond investments of insurers for regulatory reporting purposes and assigns securities to one of six investment categories called “NAIC designations”. The NAIC designations generally parallel the credit ratings of the nationally recognized statistical rating organizations for marketable bonds. NAIC designations 1 and 2 include bonds considered to be investment grade, which are those rated “BBB-” or higher by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. NAIC designations 3 through 6 include bonds considered to be below investment grade, rated “BB+” or lower by S&P. All of the debt securities in our portfolio were rated investment grade by the NAIC and S&P as of March 31, 2003. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated or are rated non-investment grade. The quality distribution of our investment portfolio as of March 31, 2003 was as follows:

		Amortized
S&P Rating	NAIC Rating	Cost	Fair Value	%

		($ in millions)
AAA	1	$58.3	$60.2	43.2%
AA	1	32.7	33.9	24.3%
A	1	16.0	16.8	12.1%
BBB	2	4.5	4.7	3.3%
Agency	1	23.5	23.8	17.1%

		$135.0	$139.4	100.0%

      We evaluate the risk versus reward tradeoffs of investment opportunities, measuring their effects on the stability, diversity, overall quality and liquidity of our investment portfolio. The primary market risk exposure to our debt securities portfolio is interest rate risk, which we strive to limit by managing duration to a defined range of three to four years. Interest rate risk includes the risk from movements in the underlying market rate and in credit spreads of the respective sectors of debt securities held in our portfolio. The fair value of our fixed maturity portfolio is directly impacted by changes in market interest rates.

      As of March 31, 2003, the impact of an immediate 100 basis point increase in market interest rates on our debt securities portfolio would have resulted in an estimated decrease in fair value of 4.6%, or approximately $6.4 million. As of the same date, the impact of an immediate 100 basis point decrease in market interest rates on our debt securities portfolio would have resulted in an estimated increase in fair value of 4.7%, or approximately $6.5 million.

      An additional exposure to our debt securities portfolio is credit risk. Our ability to manage credit risk is essential to our business and our profitability. We attempt to manage our credit risk through issuer and industry diversification. Our investment committee establishes our investment guidelines and supervises our investment activity. It regularly monitors our overall investment results, reviews compliance with our investment objectives and guidelines, and ultimately reports our overall investment results to our board of directors. Our investment guidelines include limitations on the minimum rating of debt securities in our investment portfolio as well as restrictions on investments in debt securities of a single issuer.

      On a quarterly basis, we examine our investment portfolio for evidence of impairment. The assessment of whether such impairment has occurred is based on management’s evaluation, on an individual security basis, of the underlying reasons for the decline in fair value. In such cases, changes in fair value are discussed with our investment advisors and evaluated to determine the extent to which such changes are attributable to interest rates, market-related factors other than interest rates, as well as financial conditions, business prospects and other fundamental factors specific to the issuer. Declines attributable to issuer fundamentals are reviewed in further detail. When one of our securities has a decline in fair value that is determined to be other than temporary, we reduce the carrying value of such security to its current fair value as required by GAAP.

      Based upon our analysis, we believe that we will recover all contractual principal and interest payments related to those securities that currently reflect unrealized losses and that we have the ability to hold these securities until they mature or recover in value. Should either of these beliefs change with regard to a particular security, a charge for impairment would likely be required. While it is not possible to accurately predict if or when a specific security will become impaired, charges for other than temporary impairment could be material to our results of operations in a future period. Management believes it is not likely that future impairment charges will have a significant effect on our liquidity.

      As of March 31, 2003, investments carried at fair value of $8.8 million and approximately $1.3 million of cash were on deposit with state insurance regulatory authorities. Additionally, investments carried at fair value of $11.5 million and cash of $2.0 million had been pledged to secure letters of credit in connection with our reinsurance obligations.

      Cash and Cash Equivalents. Our balance in cash and cash equivalents represented a large component of the total cash and invested assets as of both March 31, 2003 and December 31, 2002. We were in the process of changing investment portfolio managers at the end of the first quarter of 2003 so large amounts of cash were held in our portfolio until the agreements with the new managers became effective on April 1, 2003. In December 2002, we entered into a commutation agreement with one of our reinsurers that resulted in a cash settlement of $15.4 million at the end of the year. This amount had not been invested in the portfolio as of December 31, 2002. We anticipate that cash and cash equivalents will represent a lower percentage of our total cash, cash equivalents and invested assets in future periods.

      Short-Term Investments. Our short-term investments primarily consist of investments in commercial paper, other interest-bearing time deposits with original maturities from three months to one year and our managed commodities trading account.

2003 and 2004 Outlook

      Growth. We anticipate continued growth throughout the remainder of 2003 in our existing markets due to an expected decrease in overall competition as a result of higher pricing and reduced availability of the reinsurance market, growth in our renewal business and an overall increase in average premiums per policy. In addition, we expect to achieve modest growth in Texas in 2003 as we begin our initial expansion into that state. In 2004, we expect to continue increasing market share in Texas and plan to commence our expansion into Missouri and Virginia.

      Agency and License Acquisitions. We intend to exercise our option in November 2003 to acquire the assets of a 42-office independent agency that has been producing business for us in Florida since 1999. The purchase price will be approximately $14.0 million. This agency produced $85.1 million, $50.9 million, $29.0 million in non-standard automobile premiums written for us in 2002, 2001 and 2000, respectively. In addition, we received $1.3 million, $0.7 million and $0.4 million in service fees for services provided to the agency in 2002, 2001 and 2000, respectively. This agency does not produce term life insurance business for us, and the commission income generated from the sale of ancillary products remains with the agency. We recognized commission expense, a component of SGA costs, related to the agency of $17.7 million, $11.8 million and $7.1 million in 2002, 2001 and 2000, respectively.

      During 2002, commission expense incurred less service fees earned related to the agency totaled $16.4 million or 19.3% of premiums written by the agency. In comparison, the direct cost (including advertising expense) of our neighborhood sales offices in Florida was $10.6 million or 12.2% of premiums written in 2002. In addition, these neighborhood sales offices in Florida generated commission income and term life premiums totaling $6.9 million in 2002. While we expect that the acquisition of the independent agency in Florida will result in an overall reduction in costs and an increase in ancillary income, the results of these neighborhood sales offices may not be indicative of the results that may be achieved upon completion of the acquisition.

      In June 2003, we entered into an agreement to acquire an inactive life insurance company for a purchase price of approximately $70 million. The only assets of this company are insurance licenses to conduct life or accident and health insurance business in 44 states.

      Reduction in Quota Share Reinsurance. We intend to contribute $                    million of the proceeds from this offering to strengthen the capitalization of our property and casualty insurance subsidiaries and, therefore, we expect to be able to significantly reduce the amount of quota share reinsurance necessary for us to manage our gross and net premiums written to surplus ratios within the guidelines of the states in which we operate. See “Use of Proceeds”. The anticipated reduction in quota share reinsurance should increase our invested assets and allow us to earn investment income on those assets. In addition, to the extent we can reduce the amount of premiums ceded under our quota share reinsurance treaties, there would be a proportionate decrease in the effective margin paid to our reinsurers.

BUSINESS

Who We Are

      We are a rapidly growing provider of non-standard personal automobile insurance, premium finance and other insurance and non-insurance products and services. Our operations are concentrated in the southeastern part of the United States. From 1998 to 2002, our total revenues grew from $127.3 million to $213.1 million and our gross revenues grew from $175.4 million to $403.3 million, representing a compounded annual growth rate of 13.8% and 23.1%, respectively. Net income over this same period increased from $2.6 million in 1998 to $31.0 million in 2002. Total revenues, gross revenues and net income for the first three months of 2003 were $69.0 million, $161.9 million and $9.8 million, respectively.

Our Business Model

      We believe that our success is due, in large part, to the strength of our business model, which integrates the operations of our insurance, premium finance and agency subsidiaries. Our model emphasizes the distribution of our products and services through neighborhood sales offices staffed by employee-agents as opposed to commissioned agents. Relative to the independent agency distribution model relied upon by many of our insurance competitors, our business model allows us to generate significant revenue from sources other than premiums from our core product, non-standard personal automobile insurance. These additional revenues include premium finance revenues, commissions from the sale of non-core insurance products and other revenues, none of which entails insurance underwriting risk. In the independent agency distribution model, these additional revenues would typically be paid to an unaffiliated premium finance company, independent agent, or other third party. These additional revenues totaled $49.4 million in 2001 and $62.9 million in 2002 and $19.6 million in the first three months of 2003, which represented 31.9%, 29.5% and 28.4% of total revenues and equaled 80.3%, 95.4% and 103.7% of our total operating expenses for 2001, 2002 and the first three months of 2003, respectively. We believe that our ability to produce these revenues from sources other than our core product is a substantial competitive advantage. The diagrams below summarize the differences between our business model and the independent agency distribution model.

Traditional Business Model	Direct General Business Model

Our Products and Services

      Our core business involves issuing non-standard personal automobile insurance policies. These policies, which generally are issued for the minimum limits of coverage required by state laws, provide coverage to drivers who cannot obtain insurance from standard carriers due to a variety of factors, including the lack of flexible payment plans, the failure to maintain continuous coverage, age, prior accidents, driving violations, occupation and type of vehicle.

      Through our premium finance subsidiary, we finance the majority of the insurance policies that we sell. Premium finance involves making a loan to the customer backed by the unearned portion of the insurance premiums being financed, which is the portion of the loan attributable to future periods of coverage. We offer our customers a variety of flexible payment plans that provide low down payments, a significant factor our customers consider when purchasing insurance.

      We offer a variety of other insurance products designed to appeal to purchasers of our non-standard personal automobile insurance policies, including term life insurance offered through our wholly-owned life insurance subsidiary, as well as vehicle protection insurance, travel protection insurance and hospital indemnity insurance underwritten by unaffiliated insurers for which we receive a commission but do not bear insurance underwriting risk. We are also exploring the possibility of offering additional insurance products underwritten by unaffiliated insurers, such as renters’, homeowners’, motorcycle, boat and personal watercraft policies designed for our customers.

      The following table summarizes the components of our gross revenues for the periods indicated.

	Three Months
	Ended March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	($ in millions)
Gross premiums:
Gross premiums written — automobile	$136.5	$103.1	$327.6	$234.8	$178.3	$156.4	$134.9
Gross premiums written — life	4.1	2.4	7.6	3.9	1.1	0.1	0.0

Total gross premiums	$140.6	$105.5	$335.2	$238.7	$179.4	$156.5	$134.9

Ancillary income(1):
Finance income	11.2	8.6	35.7	27.3	24.6	21.6	17.8
Commission and service fee income	8.4	8.1	27.2	22.1	21.9	21.1	18.5

Total ancillary income	19.6	16.7	62.9	49.4	$46.5	$42.7	$36.3

Net investment income including realized gains (losses) on securities	1.7	1.2	5.2	7.3	5.0	5.1	4.2

Gross revenues(2)	$161.9	$123.4	$403.3	$295.4	$230.9	$204.3	$175.4

(1)	Ancillary income includes income derived from revenue sources that do not entail insurance underwriting risk.

(2)	Gross revenues, which we consider to be a non-GAAP financial measure, is defined as gross premiums written, including direct and assumed premiums, finance income, commission and service fee income, net investment income and net realized gains (losses) on securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Measurement of Results”.

Our Favorable Cost Structure

      We emphasize the use of neighborhood sales offices staffed by employee-agents as opposed to commissioned agents, thereby replacing a variable operating cost structure with a largely fixed operating cost structure. Our sales offices staffed by company employees enable us to capture a significant source of ancillary income that does not entail insurance underwriting risk. Compared to companies operating under the traditional non-standard automobile insurance business model, where revenues from underwriting operations must cover the operating costs, our ancillary income provides us with a significant source of additional revenues. In the first three months of 2003, our ancillary income exceeded our operating expenses.

      We also rely on distribution relationships with independent agencies generally as a transitional step in the acquisition of those agencies. We currently have agency relationships in Florida, which we entered into in November 1999, and Texas, which we entered into in January 2003, with an option to acquire these agencies in November 2003 and December 2004, respectively. In pursuing our strategy of expansion in selected states, since 1991 we have acquired and integrated 10 independent insurance agencies with over 120 sales offices in five states. For the year ended December 31, 2002, $85.1 million of the $93.5 million of gross premiums produced through our independent agents was attributable to the agency in Florida that we have the option to acquire in November 2003.

      We seek to attract customers by developing strong brand name recognition in our markets through our low-cost television advertising campaigns that emphasize our low down payments, flexible payment plans, convenient neighborhood locations and customer service. Our television advertising campaign is designed to generate telephone inquiries to our neighborhood sales offices or our centralized call center where quotes are given to prospective customers, who are then directed to the nearest neighborhood sales office.

      Our neighborhood offices serve as a network for both product delivery and payment collection. Our widespread and convenient local presence appeals to our customers, most of whom would prefer to conduct business face to face rather than by telephone or the Internet. All policy applications are completed in the neighborhood sales offices, and most of our customers revisit these offices at least monthly to make their periodic payments.

      The following table summarizes our operating costs and the percentage of such costs covered by ancillary income for the periods indicated.

	Three Months
	Ended March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	($ in millions)
Ancillary income	$19.6	$16.7	$62.9	$49.4	$46.5	$42.7	$36.3

Operating expenses
Selling, general and administrative costs	$17.3	$17.9	$59.7	$53.9	$47.5	$53.2	$54.3
Interest expense	1.6	1.6	6.2	7.6	8.8	6.7	4.8

Total operating expenses	$18.9	$19.5	$65.9	$61.5	$56.3	$59.9	$59.1

Ratio of ancillary income to total operating expenses	103.7%	85.6%	95.4%	80.3%	82.6%	71.3%	61.4%

Our Strengths

      We believe that our strengths provide a foundation for profitable growth.

•	Our integrated business model enables us to better manage our business and capture a significant amount of premium finance revenues, term life insurance premiums, commissions from the sale of non-core insurance products and other revenues that would typically be paid, in an independent agency distribution model, to an unaffiliated premium finance company, independent agent or other third party.

•	Our broad sales office network, which emphasizes the use of employee-agents, is the cornerstone of our relationship with our customers, who typically would prefer to conduct business face to face than by telephone or on the Internet.

•	Our premium finance operations, which support almost all of the policies that we sell, provide attractive payment plans for our policyholders and allow us to adjust payment plan structures to meet changes in market demands more quickly than most of our competitors.

•	Our favorable cost structure enables us to leverage our largely fixed cost neighborhood sales offices staffed by company employees and reduce our marginal operating cost as we increase revenues.

•	Our additional revenues, including premium finance revenues, commissions from the sale of non-core insurance products and other revenues, none of which entails insurance underwriting risk, defray a significant amount of our operating expenses.

•	Our claims settlement philosophy and procedures have been designed with a clear emphasis on controlling costs through the use of our employee-staffed claims operations.

•	Our controlled policy underwriting and pricing are supported by an integrated point of sale agency system and back office control system.

•	Strong name branding in our markets results from our extensive use of television advertising and the presence of our neighborhood sales offices throughout the states in which we operate.

Our Future Growth

      We intend to continue our growth primarily through:

•	Increasing Revenues in Existing Markets. We are focused on increasing revenues in our existing markets by:

•	generating new customers through our advertising campaigns; and

•	increasing the sales of our non-core insurance and non-insurance products and services.

•	Expanding Our Product and Service Offerings. We intend to expand the range of non-core insurance and non-insurance products and services we offer.

•	Expanding Our Distribution Network. We intend to expand into new states through acquisitions of local agencies and the opening of new sales offices. We are currently expanding into Texas through an independent agency relationship that includes an option to acquire the agency’s business in December 2004. We also intend to begin our expansion into Missouri and Virginia during 2004 through the opening of new sales offices.

•	Increasing Retention of Business Written. With a portion of the proceeds from this offering, we intend to increase the capital of our insurance subsidiaries and decrease the percentage of business that we cede to reinsurers. See “Use of Proceeds”.

Our Market

      The personal automobile insurance market is comprised of preferred, standard and non-standard insurance segments. The coverages offered by these segments generally include liability (coverage for losses suffered by third parties), physical damage, personal injury protection (no-fault) and uninsured/underinsured motorist coverages. The non-standard automobile insurance coverages, which are generally issued for the minimum limits of coverage required by state laws, provide coverage to drivers who cannot obtain insurance from standard carriers due to a variety of factors, including lack of flexible payment plans, the failure to maintain continuous coverage, age, prior accidents, driving violations, occupation and type of vehicle. In general, customers in the non-standard market have higher average premiums for a comparable amount of coverage than customers who qualify for the standard market. The higher average premiums compared to the standard market generally result from an increased frequency of losses, which is partially offset by the lower severity of losses resulting from lower limits of coverage. While there is no established industry-recognized demarcation between non-standard and other personal automobile insurance markets, based upon data compiled from A.M. Best, we believe that, as of December 31, 2002, the size of the non-standard automobile market segment in the United States was approximately $30 billion representing approximately 20% of the total personal automobile insurance market.

      In our experience, customers of the non-standard segment generally consider four primary factors when purchasing a personal automobile insurance policy:

•	down payment;

•	payment frequency and amount;

•	total policy premium; and

•	customer service.

      Our products, premium financing capabilities, neighborhood accessibility, policyholder service, and claims service are designed to meet the needs of our customers, in a manner that recognizes and accommodates our customers’ lifestyles and financial capabilities.

Our Competition

      The non-standard automobile insurance business is highly competitive. Since we emphasize sales of insurance policies through neighborhood sales offices staffed by employee-agents, we primarily compete against independent agencies that market insurance on behalf of a number of insurers. We compete with these other insurers based on factors such as price, availability of flexible payment plans, customer service, and claims service. Competition is also based on the availability and quality of products, financial strength, distribution systems and technical expertise.

      Based upon data compiled from A.M. Best, we believe that, as of December 31, 2002, 10 insurance groups accounted for approximately 70% of the approximately $30 billion non-standard market segment. We believe that our primary insurance company competition comes not only from national companies or their subsidiaries, such as the Progressive insurance group, the Allstate insurance group, the State Farm insurance group and the Berkshire Hathaway insurance group (including GEICO), but also from non-standard insurers and independent agents that operate in a specific region or single state in which we operate. Based upon our direct written premiums for 2002, we believe that, as of December 31, 2002, we would be ranked 17th nationally and sixth in the nine states in which we operated among non-standard automobile insurers, using the 2002 market data compiled from A.M. Best.

Marketing and Distribution

      Television advertising is our most heavily used and, we believe, our most effective advertising medium for reaching our customers. We believe that our local sales office presence, along with our extensive television advertising, allows us to generate strong brand name recognition in our markets.

      Television Advertising. Our commercials are frequently aired over all of our markets on network-affiliated stations. As a result of our bulk purchase advertising, the average 30-second television commercial is relatively inexpensive. Additionally, we advertise in The Real Yellow Pages® in selected markets. We believe that we have achieved meaningful brand recognition in our markets, particularly compared to other non-standard personal automobile insurers and independent agencies.

      Our advertisements present potential customers with a local phone number, as well as a toll free number for our customer service center in Baton Rouge, Louisiana, and encourage the potential customer to call us for a quote. Quotes are provided by our employee-agents in our neighborhood sales offices and our representatives located in our customer service center in Baton Rouge. Once the quotes have been provided, prospective customers are directed to the nearest neighborhood sales office to complete the application process.

      Neighborhood Sales Offices. Our neighborhood sales office distribution system is comprised of offices that we have developed, offices that we have obtained through strategic acquisitions of agency operations, offices of independent agencies that we have an option to purchase and a small number of offices of other independent agents. Beginning in January 2003, we began distributing the insurance product of an unaffiliated insurer in Texas through an independent agency. We have an option to acquire this agency in December 2004. Our strategy is to place our sales offices in a strip mall on a major thoroughfare in well-populated areas of cities and towns with a population of at least 12,000. We currently lease almost all of our offices subject to operating leases with terms ranging from one month to three years.

      Since our inception, we have grown, and we intend to continue to grow, our business through the acquisition of independent insurance agencies and the opening of new neighborhood sales offices. We intend to continue to expand our neighborhood sales office network through both internal development and acquisition. Acquisition of independent insurance agencies generally involves the purchase of only the assets of the agency (including customer list, name and the exclusive right to solicit the customer), and the assumption of certain agreed upon liabilities (generally, office space and equipment leases). We typically hire the employee-agents of the acquired agency and in many cases hire key managers, as well. The acquisition purchase price generally varies with the volume of non-standard personal automobile insurance premiums produced by the agency over the previous twelve months. We currently have agreements with two independent insurance agencies to produce business for us, one in Florida and one in Texas, which agreements also provide us with the option to acquire the assets of these agencies in November 2003 and December 2004, respectively.

      We believe that our convenient neighborhood sales office concept is an essential component of our business model. Our licensed employee-agents have frequent direct contact with our customers. This direct contact gives us an opportunity to establish a personal relationship with the customer, who in our experience generally prefers face-to-face interaction, and helps us provide quality and efficient service. Our customers use neighborhood sales offices not only to purchase automobile insurance, but also as a convenient location to make their periodic payments and purchase other insurance.

      Employee-Agents. We believe that our emphasis on the use of employee-agents has made a significant contribution to the overall success of our business model. At our neighborhood sales offices, our employee-agents provide quotes on insurance premiums and payment plan options, sell non-standard personal automobile insurance policies and other insurance and ancillary products, process the relevant forms, inspect the customer’s vehicle and collect and process payments. Additionally, our agents provide other customer support functions, such as contacting customers when they are late on their payments or advising customers when their policies are up for renewal. This level of personal interaction with our customers helps us identify opportunities to provide additional products and services.

Our Products and Services

Non-Standard Personal Automobile Insurance

      Non-standard personal automobile insurance policies constitute our core product. These policies, which generally are issued for the minimum limits of coverage required by state laws, provide coverage to drivers who cannot obtain insurance from standard carriers due to a variety of factors, including the lack of flexible payment plans, the failure to maintain continuous coverage, age, prior accidents, driving violations, occupation and type of vehicle. In general, customers in the non-standard market have higher average premiums for a comparable amount of coverage than customers who qualify for the standard market. The higher average premiums compared to the standard market generally result from an increased frequency of losses, which is partially offset by the lower severity of losses resulting from lower limits of coverage.

      The following table provides a summary of gross personal automobile insurance premiums written for the periods indicated.

	Three Months
	Ended March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	($ in millions)
Gross premiums written — Automobile	$136.5	$103.1	$327.6	$234.8	$178.3	$156.4	$134.9

Individual Term Life Insurance

      In 1999, we began offering our customers individual term life insurance policies with $10,000 of coverage through our life insurance subsidiary. These are basic, one-year term policies that are guaranteed to be renewable for two additional one-year periods. Underwriting for this product generally consists of applicants answering certain health related questions. This product is sold in our neighborhood sales offices by our licensed employee-agents in each of the states in which we operate with the exception of North Carolina, where our life insurance company is not currently licensed. Our employee-agents presently receive a small commission on the sale of these products.

      The following table provides a summary of gross term life insurance premiums written for the periods indicated.

	Three Months
	Ended March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	($ in millions)
Gross premiums written — Life	$4.1	$2.4	$7.6	$3.9	$1.1	$0.1	$0.0

Premium Finance

      In 2002, our premium finance subsidiary financed the premiums on 96.0% of the insurance policies that we sold. Premium finance involves making a loan to the customer that is backed by the unearned portion of the insurance premiums being financed. We offer our customers a variety of payment plans that provide low down payments, a significant factor our customers consider when purchasing insurance.

      We believe that the amount of down payment and the availability of flexible payment plans are two of the primary factors that our customers consider when purchasing non-standard personal automobile insurance. Down payment and payment plans typically are offered by insurers and agents in the form of either installment billing or premium financing arrangements. Insurers typically use installment billing arrangements to bill for the premium of a single policy. Independent agents, who may offer policies from multiple insurers, use premium financing to finance multiple policies through one premium finance agreement. We have chosen to use premium financing versus installment billing because we believe it offers several advantages, including:

•	the ability to finance multiple policies through a single premium finance agreement,

•	returns comparable to or exceeding those of installment billing,

•	a greater flexibility of payment plan structure and down payment,

•	the ability to generate revenues in our non-insurance subsidiaries, and

•	a more defined regulatory framework for financing premiums.

      In a typical premium finance arrangement, the premium finance company lends the amount of the premium (minus the insured’s down payment) to the insured and pays it to the insurance company on behalf of the insured. The insured makes periodic payments to the premium finance company over the term of the finance agreement. We strive to design our payment plans so that the balance of the principal of the loan is at all times less than the amount of the unearned portion of the insurance premiums being financed, which backs the loan.

      If the policy is cancelled before its term expires, the policyholder has a right to receive a return of the unearned premium. Under a premium finance agreement, the policyholder assigns this right to the premium finance company to secure his or her obligations under the loan. If the policyholder fails to make a payment, the premium finance company has the right to request the insurance company to cancel the policy and pay to the premium finance company the amount of any unearned premium on the policy. If the amount of unearned premium exceeds the balance due on the loan plus any interest and applicable fees owed by the policyholder to the premium finance company, then the premium finance company returns the excess amount to the policyholder in accordance with applicable law.

      The regulatory framework under which our premium finance procedures are established is generally set forth in the premium finance statutes of the states in which we operate. Among other restrictions, the interest rate we may charge our customers for financing their premiums is limited by these state statutes. In Arkansas, which has not enacted legislation or established premium finance regulations, we are generally subject to the usury laws of that state that are applicable to consumer loans. See “Regulatory Environment — Premium Finance Regulation” for additional information about state usury and other regulatory restrictions applicable to our premium finance operations.

      We strive to mitigate the risk of the insured’s default under the premium finance agreement by designing payment plans so that the principal amount of the loan that is outstanding at any time is less than the unearned premium backing the loan (as noted above) and by acting on a timely basis to request cancellation of the policy if the policyholder defaults on his or her obligation to repay the premium finance loan. Our premium finance operations are integrated with our sales office and insurance policy administration systems. Because of the efficiencies derived from the integration of these systems and the attractiveness of our payment plans, our overall profitability is enhanced by our premium finance operations.

      The following table provides a summary of our finance income for the periods indicated.

	Three Months
	Ended
	March 31,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	($ in millions)
Finance income	$11.2	$8.6	$35.7	$27.3	$24.6	$21.6	$17.8

Ancillary Insurance Products

      We also offer ancillary insurance products and services designed to meet the needs of our customers. In doing so, we take advantage of our largely fixed cost neighborhood sales offices staffed by company employees to generate commission income for us with minimal incremental cost. Unaffiliated insurance companies which underwrite these products bear the insurance risk associated with these policies. The commission income generated from sales of these policies is a revenue source that is not typically available to non-standard personal automobile insurance companies that utilize the independent agency business model.

      The ancillary insurance products we currently offer include vehicle protection, travel protection, and hospital indemnity.

      These policies generally provide coverage and options that include reimbursement for medical expenses and hospital room coverage as a result of injuries sustained in automobile accidents, reimbursement for premiums for bail bonds, ambulance assistance in the event of automobile accidents, automobile rental reimbursement if the insured vehicle is involved in an accident or is stolen and reimbursement for personal effects losses caused by damage to rented automobiles.

      Our agency and administrative subsidiaries also produce and service non-standard personal automobile business for other insurers. Our insurance subsidiaries assume a portion of this business, and in some cases the entire premium, through reinsurance treaties. We receive administrative service fees for agency, underwriting, policy administration and claims adjusting services performed on behalf of these unaffiliated insurers.

      The following table provides a summary of our commission and service fee income generated from sales of ancillary insurance products for the periods indicated.

	Three Months
	Ended
	March 31, 2003		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	($ in millions)
Commission and service fee income	$8.4	$8.1	$27.2	$22.1	$21.9	$21.1	$18.5

      We are exploring the possibility of offering additional commission-based insurance products underwritten by unaffiliated insurers, such as renters’, homeowners’, motorcycle, boat and personnel water craft policies. Unaffiliated insurance companies would underwrite these products and would be responsible for the risk.

Other Products and Services

      We offer other non-insurance products and services designed to appeal to our customers. Our intention is to continue to expand the number of insurance and non-insurance products and services offered to our existing customers and to attract new customers to our neighborhood sales offices. We anticipate that the additional flow of potential customers will provide us with the increased opportunity to sell our core product. The non-insurance consumer products and services we currently offer include pagers, prepaid cellular telephones, and prepaid local telephone and long distance calling card services. We receive commissions from unaffiliated third party vendors for the sale of these products and services. While revenues from sales of these products and services have not been meaningful to date, we believe that these products and services appeal to our existing customers, and we anticipate that they will provide additional customer presence in our stores.

Underwriting and Pricing

      Non-Standard Personal Automobile Insurance. We strive to diligently price and closely control the underwriting standards for our non-standard personal automobile insurance policies that we sell. Our underwriting and rating systems are fully automated, including on-line driving records and on-line credit scoring in some of the states in which we operate. We believe that our automated underwriting and pricing controls provide a significant competitive advantage to us, because these controls give us the ability to capture relevant pricing information, improve efficiencies, increase the accuracy and consistency of underwriting decisions and reduce training costs. Our controls can be changed easily on a state-by-state basis to reflect new rates and underwriting guidelines necessary to compete effectively in our markets.

      We set premium rates based on specific type of vehicle, garage location and the driver’s age, gender, marital status, driving experience and location. Currently, we use credit scoring as an additional rating factor in Kentucky and South Carolina. We seek to maintain competitive, but adequate rates to attract responsible drivers in our non-standard market. We review loss trends in every state on a quarterly basis to identify changes in frequency and severity, and to assess the adequacy of our rates and underwriting standards. We are committed to maintaining discipline in our pricing by adjusting rates, as necessary, to maintain or improve profit margins in each market.

      Individual Term Life Insurance. Our underwriting of individual term life insurance polices is limited, due to the face amount of the policies being $10,000. Applicants are required to provide proof of age and answer six questions that are designed to determine the possible existence of serious health conditions. Our guidelines prohibit issuance of a term life insurance policy to any applicant that currently has any of the conditions mentioned in the underwriting questions.

Claims Handling

      We believe that one of the most significant keys to our success is our disciplined focus on controlling the claims process and claims costs. Since non-standard personal automobile insurance customers generally have a higher frequency of claims than preferred and standard insurance customers, it is important that we successfully manage the claims process and claims costs to limit our losses. The entire claims process is managed by our in-house claims operation. By controlling this process, rather than having all or parts of it outsourced to third parties, we can quickly assess claims, identify loss trends early and manage against fraud. We can also readily capture information that is useful in establishing loss reserves and determining premium rates. We believe that our claims process is designed to promote expedient, fair and consistent claims handling, while controlling loss adjustment expenses.

      As of March 28, 2003, our claims operation had a staff of approximately 400 employees, including adjusters, appraisers, re-inspectors, special investigators and claims administrative personnel. We conduct our claims operations out of two major regional claims centers and two smaller regional centers. Our employees handle all claims from the initial report of the claim until the final settlement. The regional claims offices are assigned geographic service areas with enough flexibility for any office to handle claims from other areas, as claims volume, workloads and available staff require. We believe that our in-house employment of salaried claims personnel, including appraisers and adjusters, and our control of the entire claims process result in a reduction of our ultimate loss payments, lower loss adjustment expenses and improved customer service.

      All of our claims personnel are hired and trained in our in-house training program regardless of previous experience. In addition to initial training, we support continuing education of seasoned claims staff to ensure that they are up to date in all of the newest claims processes, fraud detection and legislative and litigation issues. In addition to other qualifications, our field and re-inspection appraisers typically have obtained hands-on experience with automobile body and mechanical repair before we employ them.

      While we are strongly committed to promptly and fairly settling the meritorious claims of our customers and claimants, we are equally committed to defending against non-meritorious claims. Litigated claims and lawsuits are primarily managed by one of our specially trained litigation adjusters. Suspicious claims are referred to our special investigation unit, which we refer to in this prospectus as our SIU. Our SIU routinely investigates claims reflecting repetitive fact patterns or other unusual circumstances. Our SIU has been involved with investigations, assisting local authorities in combating fraud, organized crime and fraud rings in the states in which we conduct business.

      We seek to minimize our claims litigation defense costs by attempting to negotiate flat-fee representation with outside counsel specializing in automobile insurance claim defense. Generally, the fee covers all activity from opening a litigation file through final disposition of the case. We believe that our efforts to obtain high quality claims defense litigation services at a fixed or carefully controlled cost have helped us control claims losses and expenses.

Loss and Loss Adjustment Expense Reserves

      Automobile accidents generally result in insurance companies paying amounts to individuals or companies resulting from physical damage to an automobile or other property and an injury to a person. Months and sometimes years may elapse between the occurrence of an accident, reporting of the accident to the insurer and payment of the claim. Insurers record a liability for estimates of losses that will be paid for accidents reported to it, which we refer to as case reserves. In addition, since accidents are not always reported promptly upon the occurrence, insurers estimate liabilities for accidents that have occurred but have not been reported to the insurer, which we refer to as incurred but not reported or IBNR reserves.

      We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies underwritten by our insurance subsidiaries. Each of our insurance subsidiaries establishes a reserve for all unpaid losses and loss adjustment expenses, which we occasionally refer to as LAE, including case and IBNR reserves and estimates for the cost to settle the claims. We rely primarily on historical loss experience in determining reserve levels, on the assumption that historical loss experience provides a good indication of future loss experience. We also give consideration to various factors, such as inflation, historical claims, settlement patterns, legislative activity and litigation trends. We continually monitor these estimates and, if necessary, increase or decrease the level of our reserves as experience develops or new information becomes known.

      We believe that the liabilities that we have recorded for unpaid losses and loss adjustment expenses are adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date. We periodically review our methods of establishing case and IBNR reserves and update our estimates. Our actuarial staff performs quarterly comprehensive reviews of reserves and loss trends. In addition, Ernst & Young LLP, our independent consulting actuary, provides certification of our reserves at each year end.

      The following table presents development information on changes in reserves for losses and loss adjustment expenses of our insurance subsidiaries for the periods indicated.

	Three Months
	Ended
	March 31,	Year Ended December 31,

	2003	2002	2001	2000

	(Unaudited)

	($ in millions)
Balance at beginning of period	$86.9	$77.5	$74.0	$53.2
Less reinsurance recoverables on unpaid losses	29.0	40.5	39.5	19.3

Net balance at beginning of period	57.9	37.0	34.5	33.9
Losses and LAE incurred, net of reinsurance related to:
Current period	35.6	106.1	86.1	70.2
Prior period	(0.8)	(5.5)	7.8	2.3

Net losses and LAE incurred during the current year	34.8	100.6	93.9	72.5

Deduct losses and LAE paid, net of reinsurance, related to:
Current period	12.5	66.6	60.2	46.9
Prior period	21.9	13.1	31.2	25.0

Net claim payments made during the current period	34.4	79.7	91.4	71.9

Net balance at end of period	58.3	57.9	37.0	34.5
Plus reinsurance recoverables on unpaid losses	33.7	29.0	40.5	39.5

Balance at end of period	$92.0	$86.9	$77.5	$74.0

      Our net loss and LAE reserve development included favorable development in 2002 of $1.8 million related to the commutation of certain reinsurance contracts and unfavorable development of $6.5 million in 2001 relating to the write-off of reinsurance recoverables from Reliance. The remaining favorable and unfavorable development is primarily a result of changes in frequency and severity trends.

      The amounts paid for losses and LAE during 2002 that related to prior years was net of reinsurance, which included $10.5 million of reinsurance payments in conjunction with the commutation of a reinsurer’s obligation for unpaid losses and $7.4 million of reinsurance payments in conjunction with the commutation of our stop loss reinsurance agreement.

      The table provided after the following paragraph presents the development of reserves, net of reinsurance, from 1992 through 2002. The top line of the table presents the reserves at the balance sheet date for each of the years indicated. This represents the estimated amounts of losses and loss adjustment expenses for claims arising in all years that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported to us. The upper portion of the table presents the cumulative amounts paid as of the end of each successive year with respect to those claims. The lower portion of the table presents the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year, including cumulative payments made since the end of the respective year. The estimate changes, as more information becomes known about the payments, frequency and severity of claims for individual years. Favorable loss development, shown as a cumulative redundancy in the table, exists when the original reserve estimate is greater than the re-estimated reserves. Information with respect to the cumulative development of gross reserves (that is, without deduction for reinsurance ceded) also appears at the bottom portion of the table.

      In evaluating the information in the table provided below, you should note that each amount entered incorporates the cumulative effects of all changes in amounts entered for prior periods. You should also note that the table does not present accident or policy year development data. In addition, conditions and trends that have affected the development of liability in the past may not necessarily recur in the future.

	As of December 31,

	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002

	($ in millions)
Reserves for losses and loss adjustment expense:
Originally estimated	$1.8	$5.2	$12.9	$16.9	$16.0	$18.4	$31.4	$33.9	$34.5	$37.0	$57.9

Cumulative amounts paid as of:
One year later	1.2	3.6	8.6	10.1	9.7	9.7	18.4	25.0	31.2	13.1
Two years later	1.4	4.6	10.9	13.3	12.4	12.2	24.8	33.7	35.3
Three years later	1.5	5.3	12.0	14.3	13.2	13.7	27.6	36.1
Four years later	1.6	5.5	12.2	14.6	13.7	14.4	28.7
Five years later	1.6	5.6	12.3	14.9	13.9	14.7
Six years later	1.6	5.6	12.4	15.0	14.0
Seven years later	1.6	5.6	12.5	15.0
Eight years later	1.6	5.6	12.5
Nine years later	1.6	5.6
Ten years later	1.6
Reserves re-estimated as of:
One year later	1.6	6.1	13.4	15.9	15.7	16.6	29.1	36.2	43.1	31.5
Two years later	1.7	5.8	13.3	16.2	15.6	15.6	28.8	38.3	42.7
Three years later	1.6	5.9	13.2	16.0	14.9	15.3	29.4	38.7
Four years later	1.7	5.8	12.9	15.5	14.6	15.1	29.5
Five years later	1.6	5.8	12.8	15.3	14.3	14.8
Six years later	1.6	5.7	12.6	15.2	14.1
Seven years later	1.6	5.7	12.5	15.0
Eight years later	1.6	5.6	12.5
Nine years later	1.6	5.6
Ten years later	1.6

Cumulative deficiency/(redundancy):	$(0.2)	$0.4	$(0.4)	$(1.9)	$(1.9)	$(3.6)	$(1.9)	$4.8	$8.2	$(5.5)

Gross liability — originally estimated	$7.3	$12.5	$21.0	$23.2	$21.0	$25.7	$39.9	$53.2	$74.0	$77.5	$86.9
Reinsurance recoverables	5.5	7.3	8.1	6.3	5.0	7.3	8.5	19.3	39.5	40.5	29.0

Net liability — originally estimated	$1.8	$5.2	$12.9	$16.9	$16.0	$18.4	$31.4	$33.9	$34.5	$37.0	$57.9

Gross estimated liability — latest	$6.9	$15.3	$19.8	$20.6	$18.3	$21.9	$38.0	$61.7	$81.0	$77.0	$86.9
Reinsurance recoverables — latest	5.3	9.7	7.3	5.6	4.2	7.1	8.5	23.0	38.3	45.5	29.0

Net estimated liability — as of 2002	$1.6	$5.6	$12.5	$15.0	$14.1	$14.8	$29.5	$38.7	$42.7	$31.5	$57.9

Gross cumulative deficiency/(redundancy)	$(0.4)	$2.8	$(1.2)	$(2.6)	$(2.7)	$(3.8)	$(1.9)	$8.5	$7.0	$(0.5)

Net cumulative deficiency/(redundancy):	$(0.2)	$0.4	$(0.4)	$(1.9)	$(1.9)	$(3.6)	$(1.9)	$4.8	$8.2	$(5.5)

Reinsurance

Summary

      Reinsurance refers to an arrangement in which a company called a reinsurer agrees in a contract (often referred to as a treaty) to assume specified risks written by an insurance company (known as a ceding company) by paying the insurance company all or a portion of the insurance company’s losses arising under specified classes of insurance policies. Insurance companies like us use reinsurance to reduce their exposures, to increase their underwriting capacity and to manage their capital more efficiently, among other reasons. We have historically relied on various quota share and excess of loss reinsurance treaties to maintain our exposure to loss at or below a level that is within the capacity of our capital resources to handle. In quota share reinsurance, the reinsurer agrees to assume a specified percentage of the ceding company’s losses arising out of a defined class of business (for example, 50% of all losses arising from non-standard automobile insurance written in a particular state in a particular year), in exchange for a corresponding percentage of premium. In excess of loss reinsurance, the reinsurer agrees to assume all or a portion of the ceding company’s losses, in excess of a specified amount (called the attachment point or the ceding company’s retention), arising out of a defined class of business (for example, 80% of all losses in excess of $50 million, or all losses in excess of $50,000 per policy, arising from non-standard auto insurance written in a particular state in a particular year). In excess of loss reinsurance, the premium payable to the reinsurer is negotiated by the parties based on their assessment of the amount of risk being ceded to the reinsurer because the reinsurer does not share proportionately in the ceding company’s loss.

      Historically, we have ceded a portion of our non-standard automobile insurance premiums and losses to unaffiliated reinsurers in accordance with these contracts. However, we have not ceded any portion of our life insurance premiums and losses to reinsurers since the life premium volume is relatively low. Ceded premiums written amounted to 46.0% of our gross premiums written for the three months ended March 31, 2003, and were equal to 46.0%, 52.7% and 59.6% of our gross premiums written for the years ended December 31, 2002, 2001, and 2000, respectively. Increases to our statutory surplus may enable us to retain more of the business we underwrite and reduce our use of quota share reinsurance. In addition to quota share, we cede all of the premiums and losses associated with policies written for coverage limits in excess of the state required minimum coverages. Only a minimal amount of our non-standard automobile policies are written at these higher limits. We also maintain catastrophe excess of loss reinsurance that provides coverage for losses up to $10 million, less our retention of 100% of the first $2 million of losses and 2.5% of the losses covered under this reinsurance arrangement in order to limit our exposure to losses from a single catastrophic event such as a hurricane, earthquake, or hailstorm.

      The following amounts are reflected in our financial statements as a result of reinsurance arrangements:

	Three Months
	Ended March 31,		Year Ended December 31,

	2003		2002		2001		2000		1999		1998

	Written	Earned	Written	Earned	Written	Earned	Written	Earned	Written	Earned	Written	Earned

	(Unaudited)

	($ in millions)
Direct premiums	$135.8	$84.3	$326.6	$276.1	$229.8	$200.8	$177.8	$164.8	$149.7	$123.0	$102.7	$91.7
Assumed premiums	4.8	3.5	8.6	8.2	8.9	6.4	1.6	4.6	6.8	20.5	32.2	20.1

Gross premiums	140.6	87.8	335.2	284.3	238.7	207.2	179.4	169.4	156.5	143.5	134.9	111.8
Ceded premiums	(64.7)	(40.1)	(154.2)	(139.3)	(125.8)	(109.2)	(106.9)	(95.5)	(79.2)	(51.9)	(25.4)	(25.0)

Net premiums	$75.9	$47.7	$181.0	$145.0	$112.9	$98.0	$72.5	$73.9	$77.3	$91.6	$109.5	$86.8

Reinsurance Risks

      Reinsurance is subject to certain risks, particularly credit risk, which relates to our ability to collect the payments for reinsured losses due from our reinsurers, and market risk, which affects the cost and availability of reinsurance.

      Credit Risk. We attempt to select financially strong reinsurers with an A.M. Best rating of “A-” or better and continue to evaluate their financial condition and monitor various credit risks to minimize our exposure to losses from reinsurer insolvencies. However, we remain obligated for amounts ceded in the event that the reinsurers do not meet their obligations. Following the insolvency of one of our reinsurers, Reliance, which resulted in our write-off of our entire $11.1 million receivable from Reliance (as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview of Operating Results — Reinsurance Recoverable Write-off”), we have implemented several changes to our reinsurance program over the past two years designed to reduce our exposures to the credit risk from uncollectible reinsurance recoverables. These changes include shifting the settlement of reinsurance premiums to an earned basis versus a written basis, requiring reinsurers to fund a trust account or provide a letter of credit in the event of a downgrade by A.M. Best below a specified level and limiting the maximum participation by any one reinsurer. These efforts resulted in our reinsurers establishing letters of credit and trust accounts covering $24.0 million of their obligations to us and an overall reduction in the amount of unsecured reinsurance recoverables to $31.4 million as of December 31, 2002, compared to $46.7 million as of December 31, 2001. In addition, the largest unsecured recoverable from a single reinsurer was $12.2 million as of December 31, 2002, compared to $31.4 million as of December 31, 2001.

      The following table provides a summary of our reinsurance recoverables by reinsurer as of December 31, 2002.

						Amount
				Funds Held		Secured by
		Net		and	Net	Letters of
		Recoverable	Net	Ceded	Exposure	Credit or
	A.M. Best	on Paid	Receivable	Premiums	to	Trust
Reinsurer	Rating	Losses	on Reserves	Payable	Reinsurer	Accounts

	($ in millions)
SCOR Reinsurance Co.	A- (Excellent)	$2.9	$30.6	$21.3	$12.2	$—
Overseas Partners	NR-5 (Not Rated)	5.0	36.7	23.9	17.8	9.0
Folksamerica Reinsurance Co.	A (Excellent)	1.0	15.8	11.7	5.1	—
Dorinco Reinsurance	A- (Excellent)	1.0	15.8	11.7	5.1	0.8
AXA Corporate Solutions	A (Excellent)	1.9	12.0	7.1	6.8	6.8
Stockton Reinsurance	B++ (Very Good)	7.3	—	—	7.3	7.3
Other Reinsurers		0.4	0.7	0.1	1.0	0.1

Total		$19.5	$111.6	$75.8	$55.3	$24.0

      Market Risk. The reinsurance market has changed dramatically over the past few years as a result of inadequate pricing, poor underwriting and the significant losses incurred in conjunction with the terrorist attacks on September 11, 2001. As a result, generally reinsurers have exited lines of business, reduced available capacity, and implemented provisions in their contracts designed to reduce or limit their exposure to loss.

      Beginning in 2001, in an effort to manage the cost of quota share reinsurance in the time of rising cost and limited availability, we added provisions for loss ratio corridors and loss ratio caps to our quota share reinsurance agreements that reduces the cost of reinsurance to us. These provisions have been structured to provide the reinsurers with some limit on the amount of potential loss being assumed, while maintaining the transfer of significant insurance risk with the possibility of a significant loss to the reinsurer. Loss ratio corridors provide for layers of losses in which the reinsurer does not participate in the losses while loss ratio caps cut off the reinsurer’s liability for losses above a specified loss ratio. We believe our reinsurance arrangements qualify for reinsurance accounting in accordance with SFAS 113 “Accounting for Reinsurance Contracts”. There was no effect from the loss ratio corridor and cap provisions in our 2002 agreements or from loss ratio caps provision included in our 2001 agreements. However, the loss corridor provisions included in our 2001 quota share agreements increased incurred losses by approximately $1.7 million.

2003 Reinsurance Program

      Quota Share. For policies written in 2003, we maintain two overlapping quota share agreements. These quota share agreements cover personal automobile insurance policies up to the respective state’s minimum statutory limits of coverage. In addition, coverages for rental, towing, and accidental death are excluded from these agreements. The agreements cover only business written in the states of Tennessee, Florida, North Carolina, South Carolina, Georgia, Kentucky, Arkansas, Mississippi and Louisiana and do not cover business written in expansion states, such as Texas. The agreements provide us with the ability to cede varying amounts of business, which we refer to as cession percentages, from each of our property and casualty insurance subsidiaries. These cession percentages can be adjusted on a quarterly basis subject to an overall maximum cession of 57.5% and a minimum cession of 27.5% for the year.

      Dorinco Reinsurance Company (25%) and SCOR Reinsurance Company (20%) participate in one agreement that covers 45% of the ceded premiums we write. This agreement includes a sliding scale commission and a loss ratio corridor. AIG Reinsurance (27.5%), rated A++ (“Superior”) by A.M. Best, and Swiss Re Underwriters (27.5%), rated A++ (“Superior”) by A.M. Best, participate in the other agreement that covers 55% of the ceded premiums we write. This agreement includes a sliding scale commission, loss ratio corridor and a loss ratio cap.

      Excess Cessions. Consistent with prior years, we entered into an excess cessions reinsurance agreement whereby the reinsurers are liable for 100% of the ultimate net losses in excess of the respective state’s compulsory and/or financial responsibility automobile liability limits. This business is being ceded to SCOR Reinsurance Company (60%) and QBE Reinsurance Corporation (40%), rated A (“Excellent”) by A.M. Best.

      Catastrophe Reinsurance. We purchased property catastrophe excess of loss reinsurance that provides coverage for losses up to $10 million, less our retention of both 100% of the first $2 million of losses and 2.5% of losses covered under this reinsurance arrangement. The contract covers in force, new, renewed, and assumed personal automobile physical damage business with the maximum value per vehicle covered of $75,000. If we incur losses from a catastrophic event that results in recoveries under this contract, we have the option to purchase one reinstatement of coverage with a $16 million aggregate limitation for all losses occurring during the term of the agreement. Based on computer modeling, this level of coverage is more than sufficient to cover our probable maximum loss from a once in a thousand year catastrophic event. Losses from terrorist events including nuclear, chemical and biochemical acts are excluded from coverage. Our catastrophe reinsurers for 2003 include CNA Insurance Group, rated A (“Excellent”) by A.M. Best, Endurance Specialty Insurance Limited, rated A- (“Excellent”) by A.M. Best, QBE Reinsurance Corporation, XL RE Limited, rated A+ (“Superior”) by A.M. Best, and certain syndicates from Lloyd’s of London.

      Assumed Reinsurance. We assume a significant portion of the personal automobile physical damage business in North Carolina underwritten by State National Specialty Insurance Company, an unaffiliated insurance company for which we sell, service, finance and administer claims related to such business. Effective January 1, 2003, we have agreed to assume a 100% quota share percentage of certain personal automobile liability and physical damage business in Texas underwritten by Old American County Mutual Fire Insurance Company, an unaffiliated insurance company, for which we are responsible for sales, service and claims administration related to such business.

Technology

      The effectiveness of our business model depends in large part on the technology systems we have developed specifically to implement our business model. Our technology systems enable timely and efficient communication and data sharing among the various segments of our integrated operations. The coordination of the operations of our neighborhood sales offices, insurance companies, premium finance company and claims company provides us with the opportunity to use technology more effectively than many of our competitors who must communicate with unaffiliated premium finance companies and with a large number of independent agents, many of which use different computer systems that may not be fully compatible with the insurance company’s systems. Our central processing computer is an IBM iSeries located in Nashville, Tennessee, which was upgraded in October 2002. As part of our business continuity plan, we also maintain a backup IBM AS/400 in Baton Rouge, Louisiana. These systems maintain our official transaction records and are updated each night. The capacity of the iSeries computer permits historical detail to be maintained and available for use in rate analysis, projections and modeling.

      Sales Office Automation. We strive to standardize and integrate the technology systems between and among our subsidiaries that facilitate the automated capture of information at the earliest point in the sales cycle. All of our neighborhood sales office computers transmit information directly to our central processing computer located in Nashville where policy information and premium finance agreement data are added to our systems with nominal additional manual handling. Our sales offices also have immediate on-line access to current information on policies and premium finance agreements by a common computer interface or through a distributed database downloaded from our iSeries central processing computer.

      We strive to enhance the current sales office system and improve our back office integration. These systems include features for issuing policies and premium finance agreements, processing new business and renewals, generating all necessary documents at the neighborhood sales offices, and, in the future, for processing all endorsements. Ultimately we expect to eliminate the mailing of declaration pages, ID cards, payment coupon books and other documents from the main office. Connection to the iSeries is through an Internet virtual private network.

      Integration of Insurance and Premium Finance Systems. The integration of the policy processing and premium finance computer systems reduces much of the time consuming paper-based transactions that typically arise in this process. Technology is used to process policy cancellations, reinstatements and return premiums between our insurance subsidiaries and our premium finance company, resulting in reduced overhead, more timely information and improved customer service. Throughout this process, our systems generate the appropriate statutory notices which are mailed automatically to the insured.

      Payment Processing. Most of our customers revisit our sales offices at least monthly to make a periodic payment on their premium finance agreement. System generated receipts are required for all payments collected in our sales offices. Our sales offices generate balancing reports at the end of each day, prepare bank deposit documents and transmit all payment records to our Nashville office. Depository accounts are swept daily, which results in prompt availability of funds. Typically, premium finance agreement payments are automatically applied to the applicable premium finance agreement during the night following their collection in our sales offices. This results in fewer notices of intent to cancel being generated from the premium finance company and fewer policies being canceled by the insurance company, which must be reinstated if a customer’s late payment is processed after cancellation. Thus, not only are mailing costs reduced, but we believe that unnecessary policy cancellations also are kept to a minimum, which in turn leads to better customer relations.

Ratings

      A.M. Best, which rates insurance companies based on factors of concern to policyholders, issued its initial rating of our group of property and casualty insurance subsidiaries in August 2002. Each of our property and casualty insurance subsidiaries was assigned a “B- (Fair)” rating. A.M. Best assigns 15 ratings to insurance companies, which currently range from “A++ (Superior)” to “F (in liquidation)”. “B- (Fair)” is the eighth highest rating. Publications of A.M. Best indicate that the “B- (Fair)” rating is assigned to those companies that in A.M. Best’s opinion have a fair ability to meet their current obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions. In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best’s ratings reflect its opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed to potential or current investors in our common stock and are not recommendations to buy, sell, or hold our common stock. Our insurance subsidiaries are not rated as a group. A.M. Best believes that, as of August 2002, the consolidated capital position of our insurance subsidiaries as a group is weak and is not supportive of the assigned rating due to the group’s high underwriting leverage reflecting rapid premium growth, significant dependence on reinsurance and the lack of corresponding increases to surplus.

      Financial institutions and reinsurance companies use the A.M. Best ratings to help assess the financial strength and quality of insurance companies. The current ratings of our property and casualty insurance subsidiaries or their failure to maintain such ratings may dissuade a financial institution or reinsurance company from conducting business with us or increase our interest or reinsurance costs. While we may achieve a higher financial strength rating from A.M. Best after we receive the net initial proceeds from this public offering of our common stock, we do not believe that most customers are motivated to purchase our products and services based on our A.M. Best rating. However, a better rating could lower our cost of borrowing funds, make more reinsurers available to us, or lower our reinsurance costs.

Insurance Subsidiaries

      We currently have five insurance subsidiaries. Four are property and casualty insurance companies and one is a life insurance company. The following table lists our insurance subsidiaries and their states of domicile.

Subsidiary	State of Domicile

Direct General Insurance Company	South Carolina(1)
Direct Insurance Company	Tennessee
Direct General Insurance Company of Louisiana	Louisiana
Direct General Insurance Company of Mississippi	Mississippi
Direct Life Insurance Company	Georgia

(1)	Direct General Insurance Company is also commercially domiciled in Florida.

Regulatory Environment

      Insurance Regulation Generally. We and our insurance subsidiaries are regulated by governmental agencies in the states in which we conduct business and also are subject to various federal statutes and regulations. State insurance regulations generally are designed to protect the interests of policyholders, state insurance consumers or claimants rather than shareholders or other investors. These state regulations vary by jurisdiction but, among other matters, usually involve:

•	regulating premium rates and forms;

•	setting minimum solvency standards;

•	setting capital and surplus requirements;

•	licensing companies, agents and, in some states, adjusters;

•	setting requirements for and limiting the types and amounts of investments;

•	establishing requirements for the filing of annual statements and other financial reports;

•	conducting periodic statutory examinations of the affairs of insurance companies;

•	requiring prior approval of changes in control and of certain transactions with affiliates;

•	limiting the amount of dividends that may be paid without prior regulatory approval; and

•	setting standards for advertising and other market conduct activities.

      Required Licensing. We operate under licenses issued by various state insurance, consumer credit and banking authorities. Such licenses may be of perpetual duration or renewable periodically, provided we continue to meet applicable regulatory requirements. The licenses govern, among other things, the types of insurance coverages, agency and claims services, and premium finance products that may be offered in the licensing state. Such licenses are typically issued only after the filing of an appropriate application and the satisfaction of prescribed criteria. All licenses that are material to our business are in good standing. Currently, we hold property and liability insurance licenses in the states of Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, South Carolina and Tennessee. Also, we hold a managing general agency license in Texas and life insurance licenses in fourteen states, primarily in the southeastern part of the United States. We hold the required premium finance licenses in all states in which we currently operate. We must apply for and obtain the appropriate new licenses before we can implement any plan to expand into a new state or offer a new line of insurance or other new product that requires separate licensing.

      Insurance Holding Company Regulation. We operate as an insurance holding company system and are subject to regulation in the jurisdictions in which our insurance subsidiaries conduct business. These regulations require that each insurance company in the system register with the insurance department of its state of domicile and furnish information concerning the operations of companies within the holding company system which may materially affect the operations, management or financial condition of the insurers within the system domiciled in that state. We have insurance subsidiaries that are organized and domiciled or commercially domiciled under the insurance statutes of each of Florida, Georgia, Louisiana, Mississippi, South Carolina and Tennessee. The insurance laws in each of these states similarly provide that all transactions among members of a holding company system must be fair and reasonable. Transactions between insurance subsidiaries and their parents and affiliates generally must be disclosed to the state regulators, and prior approval of the applicable state insurance regulator generally is required for any material or extraordinary transaction. In addition, a change of control of a domestic insurer or of any controlling person requires the prior approval of the state insurance regulator. Generally, any person who acquires 10% or more of the outstanding voting securities of the insurer or its parent company (5% or more in Florida) is presumed to have acquired control of the domestic insurer.

      Restrictions on Paying Dividends. We rely, in part, on receiving dividends from our insurance subsidiaries to meet our cash requirements. State insurance regulatory authorities require insurance companies to maintain specified levels of statutory capital and surplus. The amount of an insurer’s surplus following payment of any dividends must be reasonable in relation to the insurer’s outstanding liabilities and adequate to meet its financial needs. Prior approval from state insurance regulatory authorities is generally required in order for our insurance subsidiaries to declare and pay extraordinary dividends to us. The maximum amount of dividends our insurance subsidiaries can pay us during the remainder of 2003 without regulatory approval is $8.5 million. The payment of dividends is limited by the amount of surplus available to the insurer, as determined in accordance with state statutory accounting practices and other applicable limitations. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect.

      Regulation of Rates and Policy Forms. Most states in which our insurance subsidiaries operate have insurance laws requiring insurance companies to file premium rate schedules and policy or coverage forms for review and approval. In many cases, such rates and policy forms must be approved prior to use. State insurance regulators have broad discretion in judging whether an insurer’s rates are adequate, not excessive and not unfairly discriminatory. Property and casualty insurers are generally unable to implement rate increases until they show that the costs associated with providing such coverage have increased. The speed at which an insurer can change rates in response to competition or to increasing costs depends, in part, on the method by which the applicable state’s rating laws are administered. There are three basic rate administration systems: (i) the insurer must file and obtain regulatory approval of the new rate before using it; (ii) the insurer may begin using the new rate and immediately file it for regulatory review; or (iii) the insurer may begin using the new rate and file it within a specified period of time for regulatory review. Under all three rating systems, the state insurance regulators have the authority to disapprove the rate subsequent to its filing. Thus, insurers who begin using new rates before the rates are approved may be required to issue premium refunds or credits to policyholders if the new rates are ultimately deemed excessive and disapproved by the applicable state insurance authorities. In addition, in some states, there has been some pressure in the past years to reduce premium rates for automobile and other personal insurance or to limit how often an insurer may request increases for such rates.

      Shared or Residual Markets. As a condition of maintaining our automobile insurance licenses to do business in various states, like other insurers, we are required to participate in mandatory shared market mechanisms or state pooling arrangements. The purpose of these state-mandated arrangements is to provide insurance coverages to individuals who, because of poor driving records or other underwriting reasons, are unable to purchase such coverage voluntarily provided by private insurers. These risks are assigned to all insurers licensed in the state and the maximum volume of such risks that any one insurer may be assigned typically is based on that insurer’s annual premium volume in that state. While this mandated business typically is not profitable for us, our underwriting results related to these states’ organizations have not been material to our overall results of operations and financial condition.

      Guaranty Funds. Under state insurance guaranty fund laws, insurers doing business in a state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Maximum contributions required by law in any one year vary between 1% and 2% of annual premiums written in that state. In most states guaranty fund assessments are recoverable either through future policy surcharges or offsets to state premium tax liability.

      Investment Regulation. Our insurance subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and that limit the amount of investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

      Other Insurance Regulatory Initiatives and Proposed Legislation. Regulation of insurance companies constantly changes as governmental agencies and legislatures react to real or perceived issues. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the NAIC and state insurance regulators are re-examining existing laws and regulations specifically focusing on issues relating to the solvency of insurance companies, interpretations of existing laws and the development of new laws. Examples of these regulatory initiatives and proposals that may affect our business or operations include:

•	the approval by the U.S. House of Representatives in June 2003 and consideration by the U.S. Senate of class action tort reform legislation that would allow defendants to move large national class actions from state courts to federal courts. The legislation also purports to provide protections to consumer class members;

•	restrictions on the use of credit scoring by insurance companies when deciding whether to cover, or how much premium to charge, potential customers, which has been in recent years, and continue to be, a frequent subject of state legislation. On the federal level, a U.S. House of Representatives subcommittee has held hearings to determine whether credit scoring is a fair and cost effective tool for assessing risk;

•	the examination by committee hearings of the U.S. House of Representatives of whether federal legislation is needed to establish uniform standards for state insurance regulation. The National Association of Independent Insurers expects legislation to be introduced in the House that would address areas of concern such as product availability, speed to market of new products, and insurance agent licensing;

•	the proposal by NAIC to use a “best practices” process to develop a market conduct model that would apply consistent standards among multiple state insurance departments;

•	reevaluation by the NAIC of current RBC formulas which could lead to a recommendation to change the “company action level” in the RBC Model Act (see “Regulatory Environment — Risk Based Capital); and

•	various state legislative initiatives that purport to benefit or provide protection to automobile insurance consumers, such as the recent enactment in Florida of limits on the amount of deductibles that insurers may offer their customers.

      Restrictions on Cancellation, Non-Renewal or Withdrawal. Many states have laws and regulations that limit an insurer’s ability to exit a market. For example, certain states limit an automobile insurer’s ability to cancel or not renew policies. Some states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan approved by the state insurance department. The state insurance department may disapprove a plan that may lead to market disruption. Laws and regulations that limit cancellations and non-renewals and that subject business withdrawals to prior approval requirements may restrict an insurer’s ability to exit unprofitable markets.

      Premium Finance Regulation. Our premium finance subsidiary is regulated by governmental agencies in states in which it conducts business. The agency responsible for such regulation varies by state, but generally is the banking department or the insurance department of the applicable state. These regulations, which generally are designed to protect the interests of our policyholders who elect to finance their insurance premiums, vary by jurisdiction, but usually, among other matters, involve:

•	regulating the interest rates, fees and service charges we may charge our customers;

•	imposing minimum capital requirements for our premium finance subsidiary or requiring surety bonds in addition to or as an alternative to such capital requirements;

•	governing the form and content of our financing agreements;

•	prescribing minimum notice and cure periods before we may cancel a customer’s policy for non-payment under the terms of the financing agreement;

•	prescribing timing and notice procedures for collecting unearned premium from the insurance company, applying the unearned premium to our customer’s premium finance account, and, if applicable, returning any refund due to our customer;

•	establishing standards for filing annual financial reports of our premium finance company;

•	requiring our premium finance company to qualify for and obtain a license and to renew the license each year;

•	conducting periodic financial and market conduct examinations and investigations of our premium finance company and its operations; and

•	requiring prior notice to the regulating agency of any change of control of our premium finance company.

      The following table sets forth the maximum permissible interest rate in the nine states in which we currently finance insurance premiums:

State	Permissible Interest Rate

Arkansas	5.9	%(1)(2)
Florida	12.0	%(3)
Georgia	12.0	%(3)
Kentucky	12.0	%(3)
Louisiana	36.0	%(2)
Mississippi	24.0	%(2)
North Carolina	12.0	%(3)
South Carolina	12.0	%(3)
Tennessee	24.0	%(2)

(1)	The maximum allowable interest rate in Arkansas is determined pursuant to a formula based on the Federal Reserve 90-day commercial paper rate.

(2)	In these states the maximum permissible interest rate is calculated on an “actuarial” basis, meaning that the interest is calculated to apply to the average of balances outstanding throughout the period of indebtedness.

(3)	In these states the maximum permissible interest rate is calculated on an “add-on” basis, meaning that the annual interest rate is applied to the initial amount financed.

Four of these nine states require our premium finance subsidiary to maintain a specified minimum net worth, post a surety bond or deposit securities with the state regulator.

      In addition, our premium finance business is subject to the federal Truth-in-Lending Act and similar state statutes, and in Arkansas, which has not enacted a premium finance statute, we generally are subject to state usury laws that are applicable to consumer loans.

      Privacy Regulations. In 1999, the United States Congress enacted the Gramm-Leach-Bliley Act, which protects consumers from the unauthorized dissemination of certain personal information. Subsequently, the majority of states have implemented additional regulations to address privacy issues. These laws and regulations apply to all financial institutions, including insurance and finance companies, and require us to maintain appropriate procedures for managing and protecting certain personal information of our customers and to fully disclose our privacy practices to our customers. We may also be exposed to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition.

      Regulation of Our Ancillary Product Vendors. The vendors of the ancillary products and services we offer to our customers are also subject to various federal and state laws and regulations. The failure of any vendor to comply with such laws and regulations could affect our ability to sell the ancillary products or services of that particular vendor. However, we believe that there are adequate alternative vendors of all the material ancillary products and services sold by us.

      Licensing of Our Employee Agents and Adjustors. Generally, all of our employees who sell, solicit or negotiate insurance are required to be licensed by the state in which they work for the applicable line or lines of insurance they offer. Our employee-agents generally must renew their licenses annually and complete a certain number of hours of continuing education. In certain states in which we operate, insurance claims adjusters are also required to be licensed and some must fulfill annual continuing education requirements.

      Trade Practices. The manner in which insurance companies and insurance agents conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to:

•	disseminating false information or advertising;

•	defamation;

•	boycotting, coercion and intimidation;

•	false statements or entries;

•	unfair discrimination;

•	rebating;

•	lessening competition by a stock transaction;

•	improper replacement of life insurance;

•	improper use of proprietary information;

•	illegal dealings in premiums;

•	excess or reduced charges for insurance; and

•	sliding, packaging and other deceptive sales conduct.

      We set business conduct policies and provide regular training to make our employee-agents and other sales personnel aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.

      Unfair Claims Practices. Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice. Unfair claims practices include, but are not limited to:

•	misrepresenting pertinent facts or insurance policy provisions relating to coverages at issue;

•	failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies;

•	failing to affirm or deny coverage of claims within a reasonable time after proof of loss statements have been completed;

•	attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled;

•	attempting to settle claims on the basis of an application which was altered without notice to or knowledge or consent of the insured;

•	making known to insureds or claimants a policy of appealing from arbitration awards in favor of insureds or claimants for the purpose of compelling them to accept settlements or compromises less than the amount awarded in arbitration;

•	delaying the investigation or payment of claims by requiring an insured, claimant, or the physician of either to submit a preliminary claim report and then requiring the subsequent submission of formal proof of loss forms, both of which submissions contain substantially the same information;

•	failing to promptly settle claims, where liability has become reasonably clear, under one portion of the insurance policy coverage in order to influence settlements under other portions of the insurance policy coverage; and

•	not attempting in good faith to effectuate prompt, fair and equitable settlements of claims in which liability has become reasonably clear.

      We set business conduct policies and conduct regular training to make our employee-adjusters and other claims personnel aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.

      Quarterly and Annual Financial Reporting. We are required to file quarterly and annual financial reports with states utilizing statutory accounting practices that are different from GAAP, which reflect our insurance subsidiaries on a going concern basis. The statutory accounting practices used by state regulators, in keeping with the intent to assure policyholder protection, are generally based on a liquidation concept. For a summary of the significant differences for our insurance subsidiaries between statutory accounting practices and GAAP, see Note 11 to our audited consolidated financial statements included in this prospectus.

      Periodic Financial and Market Conduct Examinations. The state insurance departments that have jurisdiction over our insurance subsidiaries conduct on-site visits and examinations of the insurers’ affairs, especially as to their financial condition, ability to fulfill their obligations to policyholders, market conduct, claims practices and compliance with other laws and applicable regulations. Typically, these examinations are conducted every three to five years. In addition, if circumstances dictate, regulators are authorized to conduct special or target examinations of insurers, insurance agencies and insurance adjusting companies to address particular concerns or issues. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action on the part of the company that is the subject of the examination.

      In October 2002, the South Carolina Department of Insurance issued a report on target examination of one of our insurance subsidiaries that recommended a full scope actuarial review of the loss and loss adjustment expense reserves of our group of property and casualty insurance subsidiaries. This recommendation primarily related to the fact that our reinsurance agreements are structured to cover our business as a whole and, because of the loss ratio corridor and loss ratio cap provisions in these agreements, a significant deterioration in the results of one insurance subsidiary could impact the level of reinsurance available to the other insurance subsidiaries in the group. During recent conversations with the South Carolina Department of Insurance, they advised us that they have not determined whether they will proceed with this actuarial review. We believe that our loss and loss adjustment expense reserves are adequate, and our independent actuaries from Ernst & Young, LLP have certified our reserves to be within an acceptable range.

      Risk Based Capital. In order to enhance the regulation of insurer solvency, the NAIC has adopted a formula and model law to implement RBC requirements designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. RBC is used to set capital requirements considering the size and degree of risk taken by the insurer and taking into account various risk factors such as asset risk, credit risk, underwriting risk, interest rate risk and other relevant business risks. The NAIC model law for RBC applies to both life and property and casualty companies. The model law provides for increasing levels of regulatory intervention as the ratio of an insurer’s total adjusted capital and surplus decreases relative to its risk-based capital, culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. At December 31, 2002, each of our insurance subsidiaries maintained an RBC level that is in excess of an amount that would require any corrective actions on our part.

      IRIS Ratios. The NAIC Insurance Regulatory Information System or IRIS is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers’ annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial.

      As of December 31, 2002, Direct General Insurance Company had eight IRIS ratios outside the usual range; Direct Life Insurance Company, Direct General Insurance Company of Louisiana, and Direct General Insurance Company of Mississippi each had five IRIS ratios outside the usual range, and Direct Insurance Company had three IRIS ratios outside the usual range. The majority of the unusual results were attributable to the significant growth in premiums and surplus, low investment yields due to the current interest rate environment and our high level of ceded reinsurance. We have provided our regulators with an explanation of these unusual results and do not expect any material regulatory action.

Legal Proceedings

      We and our subsidiaries are named from time to time as defendants in various legal actions that are incidental to our business and arise out of or are related to claims made in connection with our insurance policies, claims handling, premium finance agreements and other contracts, and employment related disputes. The plaintiffs in some of these lawsuits have alleged bad faith or extracontractual damages and some have claimed punitive damages. We believe that the resolution of these legal actions will not have a material adverse effect on our financial position or results of operations.

      In addition to legal actions that are incidental to our business, one or more of our subsidiaries has been named as a defendant in a number of currently pending putative class action lawsuits. These legal actions are described below.

      We recently entered into a voluntary settlement agreement regarding all aspects of two proposed class actions filed in Tennessee state courts alleging, among other things, that certain business practices relating to our premium finance and insurance operations were unlawful. The settlement became final on June 9, 2003. Out of over 1.1 million settlement class members to whom notices of the settlement were sent, approximately 130 persons purported to give notice that they elected not to participate in the settlement. None of the class members objected to the settlement. If the court determines, or it has been determined, that any of the 130 purported notices not to participate in the settlement class are considered timely and properly submitted, then those persons may pursue individual actions in the appropriate jurisdiction or join together and file an additional purported class action lawsuit.

      We are the subject of a purported class action in Georgia which alleges that we have wrongfully calculated unearned interest rebates owed to customers who have prepaid their premium finance account balance. In addition, the complaint contains allegations of fraud, deceptive trade practices and usury violations. This matter is still in the early procedural stages, and the ultimate outcome of this case is uncertain.

      We are the subject of four purported class action lawsuits in Florida brought by plaintiffs alleging that we have violated Florida law in making payments to medical magnetic resonance imaging providers in Florida. The ultimate outcome of these cases is uncertain.

      We are also subject to two purported class actions in Florida, each of which was filed in April 2003. One of these actions alleges that we improperly cancelled insurance policies, and the second action alleges that we charged and collected unlawful service and finance charges with respect to the financing of purported automobile club memberships. Each of these cases is still in the early procedural stages, and the ultimate outcome of these cases is uncertain.

      We believe that a substantial portion of the damages claimed in these purported class action lawsuits are covered by insurance, although under these policies, we will be required to pay the first $1 million of defense costs or judgments in each of these actions. It is possible that our insurance carriers could deny coverage, which, if successful, could result in our being liable for the full amount of defense costs or judgments.

      We and our subsidiaries intend to vigorously defend each of the above referenced lawsuits. Although we are optimistic regarding our successful defense of the above cases, because of the inherent uncertainties related to this type of litigation, we are unable to predict the ultimate outcome of these cases, or the likelihood or amount of our potential liability, if any, of these cases if they are not successfully defended or settled, or the effect that these pending cases may have on our business, operations, profitability, or financial condition, if they are not successfully defended.

Properties

      We lease approximately 37,500 square feet of office space in Nashville, Tennessee for our corporate headquarters and approximately 30,000 square feet of office space in Memphis, Tennessee for our executive offices and a claims center. We also lease an aggregate of approximately 130,000 square feet of office space for additional claims centers in Knoxville, Tennessee and Tampa, Florida and for our administrative and customer service center located in Baton Rouge, Louisiana. In addition, we lease office space for our numerous neighborhood sales offices, none of which is material to our business.

Employees

      As of March 28, 2003, we employed approximately 1,530 employees. Our employees are not covered by any collective bargaining agreements.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information concerning our directors, executive officers, and certain significant employees as of June 27, 2003:

Name	Age	Title

William C. Adair, Jr.	61	Chairman of the Board, Chief Executive Officer and President
Jacqueline C. Adair	44	Executive Vice President, Chief Operating Officer and Director
Tammy R. Adair	39	Executive Vice President
Barry D. Elkins	42	Senior Vice President and Chief Financial Officer
William J. Harter	47	Senior Vice President — Corporate Development, Banking and Finance
Brian G. Moore	50	President of Direct General Financial Services, Inc.
Ronald F. Wilson	57	General Counsel and Secretary
Fred H. Medling	78	Director
Raymond L. Osterhout	71	Director
Stephen L. Rohde	52	Director

      William C. Adair, Jr. founded Direct Insurance Company, our predecessor company, in 1991 and has served as Chairman of the Board since our inception. Mr. Adair became our Chief Executive Officer in April 1998, after having served in that position with us previously, and became President in March 2001. He has over 25 years experience in insurance and related industries, including automobile insurance and reinsurance, insurance agency operations and premium financing services, claims handling, auto salvage, auto body repair and appraisals. Mr. Adair is the husband of Jacqueline C. Adair and the father of Tammy R. Adair.

      Jacqueline C. Adair has been our Executive Vice President and Chief Operating Officer since September 2002. She also served as our President from September 1993 to April 1996 and Secretary from April 1996 to September 2002. Ms. Jacqueline Adair has also served as one of our directors since April 1991. She has over 20 years experience in the automobile insurance and related industries with particular experience in claims handling, auto salvage, recoveries, marketing, underwriting, agency operations and other related operational aspects of an insurance and premium finance organization. Ms. Jacqueline Adair is the wife of William C. Adair, Jr. and the step-mother of Tammy R. Adair.

      Tammy R. Adair has been our Executive Vice President since September 2002. Prior to joining us, she spent eleven years as a founding partner in the law firm of Adair & Schuerman, P.C. and later formed Adair, Schuerman & White, an association of defense attorneys, which provided various legal services to us. She dedicated her practice to the insurance and premium finance industries, including bad faith litigation, claims handling, form filings, policy and procedure development, employment matters, acquisitions, regulatory compliance, corporate governance, and other legal and operational aspects of an insurance and premium finance organization. Ms. Tammy Adair is the daughter of William C. Adair, Jr. and the step-daughter of Jacqueline C. Adair.

      Barry D. Elkins has been our Chief Financial Officer since September 1993 and a Senior Vice President since February 2001. Mr. Elkins was a director from September 1993 to April 1996 and from February 2001 to February 2003. He also has served as our Secretary/Treasurer from September 1993 to April 1996, and Vice President from October 1996 to February 2001. He has over 10 years of public accounting experience, including with Ernst & Young, LLP from December 1983 to September 1988. He has over 19 years of experience focused primarily in the insurance industry, which includes auditing and financial reporting, reinsurance, treasury management and finance, acquisitions and insurance premium finance regulation.

      William J. Harter has been our Senior Vice President — Corporate Development, Banking and Finance since February 2003 and served as our Senior Vice-President — Products and Development from November 1999 to February 2003. Mr. Harter has over 15 years of experience in the financial services industry. From June 1988 to November 1999, he was employed by First Tennessee Bank National Association, where he served as Senior Vice President, Metropolitan Banking. In this position, he performed corporate banking services for middle and large market companies in the mid-south region. Prior to that, Mr. Harter spent three years with NCNB National Bank (now known as Bank of America) where he sold and serviced banking products to Fortune 1000 and middle-market companies in the Pennsylvania and Delaware markets.

      Brian G. Moore has been President of Direct General Financial Services, Inc., one of our subsidiaries, since March 2001. Prior to serving in this position, he served as our Treasurer from October 1996 to February 2001, as well as manager of our premium finance operations from November 1997 to March 2001. Mr. Moore has over 27 years of experience in the financial services industry including serving as director of insurance accounting for American General Finance, as well as associate treasurer and assistant secretary of American General Life & Accident Insurance.

      Ronald F. Wilson has been our General Counsel since March 1998 and Secretary since September 2002. From October 1996 to March 1998, he served as our Assistant General Counsel, and from March 1998 to September 2002 he served as our Assistant Secretary. He has 19 years of primarily in-house counsel experience as a corporate attorney working principally in the areas of securities law and regulatory compliance, finance, treasury functions, investments and general corporate law and insurance regulatory matters.

      Fred H. Medling became a director on May 20, 2003. Mr. Medling retired in 1995 after serving as Vice President of Management of The People’s Bank in Collierville, Tennessee for 18 years. In this position, he was responsible for the management, operational and certain regulatory aspects of this banking and finance institution.

      Raymond L. Osterhout became a director on May 20, 2003. Mr. Osterhout is currently retired after serving, from 1988 to 2002, as Group Vice President of Underwriting/Marketing and consultant for Swiss Reinsurance Corporation. He was responsible for underwriting and marketing activities throughout the United States. Mr. Osterhout has over 45 years of experience in the underwriting and reinsurance businesses.

      Stephen L. Rohde has served as one of our directors since November 1996. Mr. Rohde has been Vice President, Chief Financial Officer & Treasurer of MSI Insurance Companies, a property/casualty and life insurance company, since 1991. He is responsible for all financial functions including accounting, investments, auditing and reinsurance for MSI Insurance Companies.

Board of Directors

      Our board of directors consists of five members. Our directors will be divided into three classes and will serve for staggered three-year terms. Our initial Class I director, whose term will expire in 2004, will be William C. Adair, Jr. Our initial Class II directors, whose terms will expire in 2005, will be Fred H. Medling and Jacqueline C. Adair. Our initial Class III directors, whose terms will expire in 2006, will be Raymond L. Osterhout and Stephen L. Rohde.

Committees of the Board of Directors

      Audit Committee. Upon the closing of this offering, we will establish an Audit Committee. The Audit Committee will be responsible for the oversight of our accounting, reporting and financial control practices. The Audit Committee will review the qualifications of the independent auditors, select and engage the independent auditors and inform our board of directors as to their selection and engagement, and review the plan, fees and results of their audit, review our internal controls, and consider and approve any non-audit services proposed to be performed by the auditors. The Audit Committee will consist of Messrs. Rohde, Medling, and Osterhout, and Mr. Rohde will become the chairman of the Audit Committee. Our board of directors has determined that our Audit Committee will have a financial expert. We believe Mr. Rohde meets the requirements for a financial expert under the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission and is independent, as defined under the Nasdaq National Market listing requirements.

      Compensation Committee. Upon the closing of this offering, the Compensation Committee will consist of Messrs. Medling and Osterhout. Mr. Osterhout will become the chairman of the Compensation Committee. During 2002, the Compensation Committee was comprised of William C. Adair, Jr. and two former directors, Udayan D. Ghose and R. Wilson Orr, III, with Mr. Adair serving as chairman. The Compensation Committee oversees our compensation and benefit policies and programs, including administration of our annual bonus awards and incentive plans and the evaluation of our board and management.

      Nominating and Corporate Governance Committee. Upon the closing of this offering, we will establish a Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will consist of Messrs. Osterhout, Medling, and Rohde and will oversee and assist our board of directors in developing and recommending corporate governance practices and selecting the director nominees to stand for election at annual meetings of shareholders. Mr. Osterhout will become the chairman of the Nominating and Corporate Governance Committee.

Compensation Committee Interlocks and Insider Participation

      During 2002, William C. Adair, Jr. and two former directors, R. Wilson Orr, III and Udayan D. Ghose, served as members of the Compensation Committee of our board of directors. Also, during 2002, Mr. Adair was, and currently is, our Chief Executive Officer and President. Mr. Adair and certain members of his immediate family engaged in related transactions with us and certain of our subsidiaries as further described in “Certain Relationships and Related Transactions”. None of our executive officers has served as a director or member of the compensation committee of any other entity whose executive officers of such entity served on our board of directors or Compensation Committee.

      Pursuant to the terms of our Series B preferred stock (which will be converted into common stock at the closing of this offering), the holders have the right to designate a person to our board of directors. In 1996, the holders of Series B preferred stock designated Udayan D. Ghose to serve as a director of our company. Mr. Ghose served as a director until his resignation on May 19, 2003. Mr. Ghose previously served as Chairman of New Cap Reinsurance Corporation Holdings, Ltd., an international reinsurance company based in Australia and Bermuda. After suffering a series of catastrophic losses during 1997 and 1998, New Cap Re was placed into liquidation by Bermuda and Australia insurance regulators and in 1999 filed a Chapter 11 bankruptcy petition in the U.S. Bankruptcy Court in Manhattan, New York, on April 27, 1999. Mr. Ghose was not an executive officer of our company, nor was he involved in our day-to-day operations or underwriting practices. We do not believe that Mr. Ghose’s involvement with New Cap Re had, or will have, any effect on our operations or business practices.

Director Compensation

      None of our directors has received compensation for services rendered as a board or committee member. It is anticipated that upon the closing of this offering, directors who are also our employees will receive no compensation for serving as directors and non-employee directors will receive $20,000 annually. Non-employee directors who also serve on special or standing committees will receive an additional $1,500 annually for each committee on which they serve. The chairman of the Audit Committee will receive $5,000 annually. We also expect to reimburse all directors for reasonable travel expenses incurred in connection with their service as directors.

Executive Compensation

      The following table sets forth information concerning the total compensation received for services rendered to us during 2002 by our Chief Executive Officer, our four other highest paid executive officers and an Executive Vice President, all of whom we refer to in this prospectus as our named officers.

					Other Annual	All Other
Name and Position	Year	Salary(1)		Bonus	Compensation(2)	Compensation

William C. Adair, Jr.,	2002	$299,988		$394,724	$3,709	$5,134	(3)
Chairman of the Board, Chief
Executive Officer and President
Jacqueline C. Adair,	2002	$193,846		$150,000	$2,740	$3,334	(4)
Executive Vice President, Chief
Operating Officer
Tammy R. Adair,	2002	$61,538	(5)	$10,000	$162	$0
Executive Vice President
Barry D. Elkins,	2002	$175,385		$45,000	$0	$3,310	(6)
Senior Vice President and Chief
Financial Officer
William J. Harter,	2002	$163,462		$25,000	$5,142	$4,140	(7)
Senior Vice President —
Corporate Development,
Banking and Finance
Ronald F. Wilson	2002	$125,769		$30,000	$0	$3,619	(8)
General Counsel and Secretary

(1)	Salary includes amounts deferred by the employees under our 401(k) plan, except for Ms. Tammy R. Adair who had no deferred compensation.

(2)	Mr. Adair, Ms. Jacqueline Adair and Ms. Tammy Adair’s other annual compensation for 2002 consisted of personal use of company-owned automobiles. Mr. Harter’s other annual compensation for 2002 consisted of an automobile allowance.

(3)	Mr. Adair’s other compensation for 2002 consisted of $3,154 of matching contributions under our 401(k) plan and $1,980 for group life insurance premiums.

(4)	Ms. Jacqueline Adair’s other compensation for 2002 consisted of $3,154 of matching contributions under our 401(k) plan and $180 for group life insurance premiums.

(5)	Ms. Tammy Adair joined us in September 2002, and her annual salary is $200,000.

(6)	Mr. Elkins’ other compensation for 2002 consisted of $3,154 of matching contributions under our 401(k) plan and $156 for group life insurance premiums.

(7)	Mr. Harter’s other compensation for 2002 consisted of $3,933 of matching contributions under our 401(k) plan and $207 for group life insurance premiums.

(8)	Mr. Ronald Wilson’s other compensation for 2002 consisted of $3,154 of matching contributions under our 401(k) plan and $465 for group life insurance premiums.

Stock Option Grants in 2002

      We did not grant any stock options to our named officers in 2002.

Stock Option Exercises and Values for 2002

      The following table sets forth certain information concerning stock option holdings of our named officers at December 31, 2002. There was no public trading market for our common stock at December 31, 2002. Accordingly, the values set for below have been calculated based on an initial public offering price of $          per

share, the mid-point of the range presented on the cover page of this prospectus, less the per share exercise price, multiplied by the number of shares underlying the options.

			Number of Shares Underlying		Value of Unexercised
	Shares		Unexercised Options at		In-the-Money Options at
	Acquired		December 31, 2002		December 31, 2002
	On	Value
Name(1)	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

William C. Adair, Jr.	—	—	—	—	$—	$—
Jacqueline C. Adair	—	—	—	—	—	—
Tammy R. Adair	—	—	—	—	—	—
Barry D. Elkins(2)	0	0	15,000	0
William J. Harter(2)	0	0	4,000	6,000
Ronald F. Wilson(2)	0	0	1,333	667

(1)	On , 2003, our board of directors granted the following options under our 2003 Equity Incentive Plan, at an exercise price equal to the initial public offering price of $ per share: options to Mr. Adair; options to Ms. Jacqueline C. Adair; options to Ms. Tammy R. Adair; options to Mr. Elkins; options to Mr. Harter; and options to Mr. Wilson.

(2)	These named officers did not exercise any options during 2002.

Employment Agreements

      We will enter into employment agreements with each of William C. Adair, Jr., Jacqueline C. Adair, Tammy R. Adair, Barry D. Elkins and William J. Harter. Each of these agreements will become effective at the closing of this offering.

      William C. Adair, Jr. Mr. Adair’s employment agreement provides that we will employ him for a period of five years commencing on the closing of this offering. We will pay Mr. Adair a base salary of at least $500,000, plus a discretionary bonus as may be determined by the Compensation Committee, in its sole discretion, based on his performance, our business and financial condition and operating results achieved.

      We may terminate Mr. Adair’s employment for cause, including (a) failure or refusal to materially perform his duties under the employment agreement; (b) failure or refusal to follow material lawful directions of the Board; (c) engaging in any misconduct which materially and demonstrably injures us; (d) conviction of any felony; or (e) fraudulent or dishonest conduct. In addition, either party to the employment agreement may terminate the agreement at any time without cause. Mr. Adair may terminate his agreement for good reason, including (a) the assignment of any duties inconsistent with his status as an executive officer; (b) reduction in annual base salary or failure to include him in any stock option or equity-based benefit plan; (c) relocation of his principal place of employment to a location more than 50 miles away; or (d) any material breach by us of our obligations under the employment agreement. If we terminate his agreement without cause or if he resigns for good reason, he will be entitled to continue receiving his salary and benefits for two years, and all stock options will immediately vest. In addition, in the event Mr. Adair’s employment is terminated in connection with a change in control, we will pay him a severance payment equal to three times his annual base salary and three times his highest bonus paid to him within the preceding three years. Mr. Adair has agreed not to compete with us or solicit our employees for a period of two years following certain events of termination.

      Jacqueline C. Adair. Ms. Jacqueline Adair’s employment agreement provides that we will employ her for a period of five years commencing on the closing of this offering. We will pay Ms. Jacqueline Adair a base salary of at least $200,000, plus a discretionary bonus as may be determined by the Compensation Committee, in its sole discretion, based on her performance, our business and financial condition and operating results achieved.

      We may terminate Ms. Jacqueline Adair’s employment for cause, including (a) failure or refusal to materially perform her duties under the employment agreement; (b) failure or refusal to follow material lawful directions of the Board; (c) engaging in any misconduct which materially and demonstrably injures us; (d) conviction of any felony; or (e) fraudulent or dishonest conduct. In addition, either party to the employment agreement may terminate the agreement at any time without cause. Ms. Jacqueline Adair may terminate her agreement for good reason, including (a) the assignment of any duties inconsistent with her status as an executive officer; (b) reduction in annual base salary or failure to include her in any stock option or equity-based benefit plan; (c) relocation of her principal place of employment to a location more than 50 miles away; or (d) any material breach by us of our obligations under the employment agreement. If we terminate her agreement without cause or if she resigns for good reason, she will be entitled to continue receiving her salary and benefits for two years, and all stock options will immediately vest. Ms. Jacqueline Adair has agreed not to compete with us or solicit our employees for a period of two years following certain events of termination.

      Tammy R. Adair. Ms. Tammy Adair’s employment agreement provides that we will employ her for a period of five years commencing on the closing of this offering. We will pay Ms. Tammy Adair a base salary of at least $200,000, plus a discretionary bonus as may be determined by the Compensation Committee, in its sole discretion, based on her performance, our business and financial condition and operating results achieved.

      We may terminate Ms. Tammy Adair’s employment for cause, including (a) failure or refusal to materially perform her duties under the employment agreement; (b) failure or refusal to follow material lawful directions of the Board; (c) engaging in any misconduct which materially and demonstrably injures us; (d) conviction of any felony; or (e) fraudulent or dishonest conduct. In addition, either party to the employment agreement may terminate the agreement at any time without cause. Ms. Tammy Adair may terminate her agreement for good reason, including (a) the assignment of any duties inconsistent with her status as an executive officer; (b) reduction in annual base salary or failure to include her in any stock option or equity-based benefit plan; (c) relocation of her principal place of employment to a location more than 50 miles away; or (d) any material breach by us of our obligations under the employment agreement. However, if we terminate her agreement other than for cause or if she resigns for good reason, she will be entitled to continue receiving her salary and benefits for two years, and all stock options will immediately vest. Ms. Tammy Adair has agreed not to compete with us or solicit our employees for a period of two years following certain events of termination.

      William J. Harter. Mr. Harter’s employment agreement provides that we will employ him for a period of three years commencing on the closing of this offering. We will pay Mr. Harter a base salary of at least $165,000, plus a discretionary bonus as may be determined by the Compensation Committee, in its sole discretion, based on his performance, our business and financial condition and operating results achieved.

      We may terminate Mr. Harter’s employment with cause including (a) failure or refusal to materially perform his duties under the employment agreement; (b) failure or refusal to follow material lawful directions of the Board; (c) engaging in any misconduct which materially and demonstrably injures us; (d) conviction of any felony; or (e) fraudulent or dishonest conduct. In addition, either party to the employment agreement may terminate the agreement at any time without cause. However, if we terminate this agreement within the first two years of employment under this agreement without cause, he will receive payment of earned but unpaid salary amounts accrued through the date of termination, continual payment of his most recent salary for a period of six months from the date of termination, payment of accrued but unused vacation time, and reimbursement of business expenses. If his employment under this agreement terminates other than for cause after the first two years, he will continue to receive his salary for a period of six months from the date of termination or the remainder of the contract term, whichever is less, payment of accrued but unused vacation time, and reimbursement of business expenses. Mr. Harter has agreed not to compete with us or solicit our employees for a period of two years following certain events of termination.

      Barry D. Elkins. Mr. Elkins’ employment agreement provides that we will employ him for a period of three years commencing on the closing of this offering. We will pay Mr. Elkins a base salary of at least $190,000, plus a discretionary bonus as may be determined by the Compensation Committee, in its sole discretion, based on his performance, our business and financial condition and operating results achieved.

      We may terminate Mr. Elkins’ employment with cause including (a) failure or refusal to materially perform his duties under the employment agreement; (b) failure or refusal to follow material lawful directions of the Board; (c) engaging in any misconduct which materially and demonstrably injures us; (d) conviction of any felony; or (e) fraudulent or dishonest conduct. In addition, either party to the employment agreement may terminate the agreement at any time without cause. However, if we terminate this agreement within the first two years of employment under this agreement without cause, he will receive payment of earned but unpaid salary amounts accrued through the date of termination, continual payment of his most recent salary for a period of six months from the date of termination, payment of accrued but unused vacation time, and reimbursement of business expenses. If his employment under this agreement terminates other than for cause after the first two years, he will continue to receive his salary for a period of six months from the date of termination or the remainder of the contract term, whichever is less, payment of accrued but unused vacation time, and reimbursement of business expenses. Mr. Elkins has agreed not to compete with us or solicit our employees for a period of six months following certain events of termination.

1996 Employee Stock Incentive Plan

      In 1996, our board of directors adopted and our shareholders approved our 1996 Employee Stock Incentive Plan to attract, retain, and reward selected officers, key employees, and consultants through the granting of stock-based compensation awards. As described below, no further awards will be made under this plan. However, awards previously granted under this plan will remain outstanding. The plan provides for a variety of awards, including nonqualified stock options, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), stock appreciation rights, and restricted stock awards. As of December 31, 2002, our board had granted options to purchase 159,500 shares of common stock under the plan, 49,500 of which options have been forfeited and the shares reestablished as available under the plan. The maximum number of shares of common stock that could have been granted under the plan is 250,000. This share limitation and the per-share price is subject to adjustment to reflect any merger, reorganization, consolidation, recapitalization, extraordinary cash dividend, stock dividend, stock split, or other change in corporate structure affecting the common stock.

      The plan may be administered by our board of directors or by a committee appointed by our board of directors comprised of not less than two disinterested persons (as defined by the Securities Exchange Act of 1934). Our board of directors administers the plan. The plan provides that the committee has the authority to select plan participants, determine the type and amount of awards, determine when the awards will be granted, and fix all other terms and conditions of any awards.

      Options under the plan are granted for a term not to exceed 10 years, but may terminate earlier if the participant’s employment terminates before the end of such term. In the case of an employee owning more than 10% of the total combined voting power of all classes of our stock and the stock of our subsidiaries, the term of any options granted to such person may not be more than five years. The exercise price for each incentive stock option granted is not less than 100% of the fair market value at the date of grant. In the case of an employee owning more than 10% of the total combined voting power of all classes of our stock and the stock of our subsidiaries, such exercise price shall not be less than 110% of the fair market value. For each nonqualified stock option granted under the plan, the exercise price is not less than 50% of fair market value at the date of grant.

      The exercise price of each option granted under the plan may be paid (i) in cash, (ii) by note, (iii) or by any such instrument accepted by the committee. In the sole discretion of the committee, the exercise price may be paid in full or in part by shares of stock already owned by the optionee.

      If a change of control or potential change of control occurs while any award granted under the plan remains outstanding, and if so determined by the committee in its sole discretion, all stock options and stock appreciation rights outstanding at the time of the change of control or potential change of control will become exercisable in full immediately prior to such date and all restrictions with respect to restricted stock awards settled by payment in cash or shares to each holder. Any options or stock appreciation rights awarded to any person subject to Section 16(a) of the Exchange Act must be held at least six months after the date of grant.

      Our board of directors may amend, alter, or discontinue the plan, including amending the terms of any option or other award previously granted. However, no amendment or termination of the plan may, without the participant’s consent, impair the rights of any participant under any award previously granted.

      In April 2003, our board of directors adopted and our shareholders approved the 2003 Equity Incentive Plan, as described below. Upon such approval, no further awards will be granted under this plan. All future awards will be granted under the 2003 Equity Incentive Plan.

2003 Equity Incentive Plan

      In April 2003, our board of directors adopted and our shareholders approved our 2003 Equity Incentive Plan. The purpose of this plan is to provide officers, directors, designated employees, and certain consultants and advisors with the opportunity to receive grants of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, performance shares, dividend equivalent payments, and other stock based awards. We believe that this plan will encourage the participants to contribute materially to our growth and profitability, thus benefiting our shareholders and aligning the economic interests of the participants with those of our shareholders. On                     , 2003, we awarded                                stock options under this plan to certain of our executive officers and employees at an exercise price equal to the initial public offering price.

      The plan will be administered by our Compensation Committee, which will consist of two or more directors appointed by our board of directors. The Compensation Committee shall have the sole authority to (i) determine who will receive awards under the plan, (ii) determine the type, size and terms of the awards to be granted, (iii) determine the timing of awards and the duration of any applicable exercise period, (iv) determine the criteria for exercising awards and for accelerating awards, and (v) manage any other matters arising under the plan. The aggregate number of shares of our common stock that may be issued under the plan is 140,000 shares. In the event of recapitalizations, reclassifications, stock splits, stock dividends and other specified corporate transactions, appropriate and equitable adjustments may be made to the number and kind of shares available for grant, as well as to other maximum limitations, under the plan, and the number and kind of shares or other rights and prices under outstanding awards. Adjustments will be made to reflect the stock split that will become effective prior to the closing of this offering.

      Options granted under the plan may be “incentive stock options,” as defined in section 422 of the Internal Revenue Code of 1986, as amended, or “nonqualified stock options” which are not intended to so qualify. An incentive stock option must expire within 10 years from the date it is granted (five years in the case of options granted to holders of more than 10% of the total combined voting power of all classes of our stock and the stock of our subsidiaries). The exercise price of an incentive stock option must be at least equal to the fair market value on the date such incentive stock option is granted (110% of fair market value in the case of options granted to holders of more than 10% of the total combined voting power of all classes of our stock and the stock of our subsidiaries) and may be paid in cash, in shares valued at their then fair market value, or by such other means as the Compensation Committee may prescribe.

      The Compensation Committee may grant a stock appreciation right in connection with all or any portion of an option grant as well as independent of any option grant. A stock appreciation right entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the Compensation Committee. The excess amount will be payable in common stock, in cash, or in such other form as determined by the Compensation Committee. The Compensation Committee may also grant restricted shares, performance shares, dividend equivalent payments, and other stock based awards subject to restrictions and limitations such as continued employment for a period of time, achieving targeted financial objectives, or any other criteria set forth by the Compensation Committee.

      In the event of a change of control, all outstanding awards shall automatically vest and become fully exercisable, unless the Compensation Committee determines otherwise. If a merger takes place in which we are not the surviving corporation, all outstanding awards will be assumed or replaced with comparable awards of the surviving corporation. The Compensation Committee may require participants to surrender their outstanding awards in the event of a change of control in exchange for a payment in cash or common stock equal to the amount by which the fair market value of the shares subject to the award exceeds the exercise price of the award.

      Our board of directors may amend, alter or discontinue the plan and the terms of any award previously granted. However, no amendment or termination of the plan may, without the participant’s consent, impair the rights of any participant under any award previously granted.

Direct General 401(k) Plan and Trust

      We have established a 401(k) plan for our employees that is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. Generally, all employees are eligible to participate in the 401(k) plan on the first day of the month following completion of one hour of service. For employees hired before January 1, 2003, employer matching and profit-sharing contributions vest equally over a five-year period. For employees hired on or after January 1, 2003, employer matching and profit-sharing contributions are subject to a six-year graded vesting schedule.

      Eligible employees electing to participate in the 401(k) plan may defer from one percent of their compensation up to the statutorily prescribed limit, on a pre-tax basis, by making a contribution to the plan. For the 2003 calendar year, the employee’s contribution limit is generally $12,000. We currently make quarterly discretionary matching contribution equal to 60% of each participant’s contributions that do not exceed 5% of the participant’s compensation. Based on proposed revisions to the plan, we may also, at our discretion, contribute as an additional matching contribution up to an additional 40% of each participant’s contributions that do not exceed 5% of the participant’s annual compensation. In order to receive discretionary matching contributions, a participant must be employed with us on the last day of each quarter or year, as applicable. We may also make a discretionary annual profit-sharing contribution. In order to receive a discretionary annual profit sharing contribution, a participant must be employed with us on the last day of the year and have completed 1,000 hours of service during the year. The 401(k) Plan and Trust may be amended or terminated by us at any time in our sole discretion.

PRINCIPAL AND SELLING SHAREHOLDERS

      The table below sets forth certain information regarding ownership of our common stock beneficially owned as of June 27, 2003, by:

• each shareholder known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock,

• each of our directors and named officers,

• all directors and executive officers as a group and

• each of the selling shareholders.

      Unless otherwise stated, the business address for each person below is 2813 Business Park Drive, Airport Business Park, Bldg I, Memphis, TN 38118.

	Number of			Number of
	Shares	Percentage		Shares	Percentage
	Beneficially	of Shares		Beneficially	of Shares
	Owned	Outstanding		Owned	Outstanding
	Prior	Prior to	Shares	After	After
Name and Address of Beneficial Owner	to Offering	Offering	Offered	Offering	Offering

William C. Adair, Jr.(1)	55,920	5.54%	—
Jacqueline C. Adair(2)	55,920	5.54%	—
Tammy R. Adair(3)	574,180	56.85%	—
Barry D. Elkins(4)	27,000	2.63%	—
1281 Murfreesboro Road
Nashville, TN 37217
William J. Harter(5)	7,000	*	—
Ronald F. Wilson(6)	3,000	*	—
1281 Murfreesboro Road
Nashville, TN 37217
Stephen L. Rohde	0	*	—	0	*
MSI Insurance Companies
2 Pine Tree Drive
Arden Hills, Minnesota 55112
Fred H. Medling	0	*	—	0	*
152 W. White Road
Collierville, TN 38017
Raymond L. Osterhout	21,228	2.10%
P.O. Box X
Hallstead, PA 18822
Directors and executive officers as a group (10 persons)(7)	690,628	66.73%
Glenn H. Wright(8)	81,514	8.07%	—
2813 Business Park Drive
Airport Business Park, Bldg I
Memphis, TN 38118
Udayan D. Ghose(9)	247,382	20.28%
24 Greenswood Rd., West
Norfolk, CT 06058

	Number of			Number of
	Shares	Percentage		Shares	Percentage
	Beneficially	of Shares		Beneficially	of Shares
	Owned	Outstanding		Owned	Outstanding
	Prior	Prior to	Shares	After	After
Name and Address of Beneficial Owner	to Offering	Offering	Offered	Offering	Offering

Noro-Moseley Partners, II L.P.(10)	119,958	10.62%
9 North Parkway Square
4200 Northside Pkwy, N.W.
Atlanta, GA 30327
SSM Venture Partners, L.P.(11)	122,406	10.81%
845 Crossover Lane, Suite 140
Memphis, TN 38117

*	Less than one percent

(1)	Includes 55,910 shares held by Jacqueline C. Adair, Mr. Adair’s spouse, of which Mr. Adair disclaims beneficial ownership. Does not include 522,715 shares of common stock held by the William C. Adair, Jr. Trust, over which Mr. Adair’s beneficial ownership pursuant to our Amended and Restated Stockholders Agreement will terminate upon the closing of this offering.

(2)	Includes 10 shares held by William C. Adair, Jr., Ms. Jacqueline Adair’s spouse, of which Ms. Adair disclaims beneficial ownership. Does not include 522,715 shares of common stock held by the William C. Adair, Jr. Trust, over which the beneficial ownership of Ms. Adair’s husband, pursuant to our Amended and Restated Stockholders Agreement, will terminate upon the closing of this offering.

(3)	Includes 522,715 shares of common stock held by the William C. Adair, Jr. Trust, of which Ms. Tammy Adair is the sole trustee and upon the closing of this offering, will have sole voting and investment control.

(4)	Includes 15,000 shares of common stock issuable upon the exercise of stock options and 4,980 shares of common stock in an IRA.

(5)	Includes 6,000 shares of common stock issuable upon the exercise of stock options and 1,000 shares of common stock held jointly with Mr. Harter’s mother.

(6)	Includes 2,000 shares of common stock issuable upon the exercise of stock options.

(7)	Includes 25,000 shares issuable upon the exercise of stock options.

(8)	Includes 80,400 shares of common stock held by CPT, Inc., of which Mr. Wright is the Vice President.

(9)	Includes 16,255 shares of common stock issuable upon the exercise of a common stock warrant held by Aries Partners Incorporated; 136,585 shares of common stock issuable upon the conversion of Series B preferred stock held by Aries Partners, LP; 57,272 shares of common stock issuable upon the conversion of Series B preferred stock and 37,270 shares of common stock held by Aries Partners (International), LP. Mr. Ghose is the majority shareholder and President of Aries Partners, Incorporated. Mr. Ghose is the majority member of Aries Partners, LLC, the general partner of Aries Partners, LP. Aries Partners, Incorporated serves as the investment advisor of Aries Partners (International), LP. Mr. Ghose disclaims beneficial ownership of the 57,272 shares of common stock issuable upon the conversion of Series B preferred stock and the 37,270 shares of common stock held by Aries Partners (International), LP.

(10)	Includes 119,958 shares of common stock issuable upon the conversion of Series A preferred stock. Moseley & Company II, a general partnership, serves as the general partner of Noro-Moseley Partners II L.P. Charles D. Moseley, Jack R. Kelly, Jr. and Russell R. French serve as the general partners of Moseley & Company II. Each of such individuals disclaims beneficial ownership of the shares held by Noro-Moseley Partners II L.P., except to the extent of their pecuniary interest therein.

(11)	Includes 122,406 shares of common stock issuable upon the conversion of Series A preferred stock. SSM Corporation serves as the general partner of SSM I, L.P., which serves as the general partner of SSM Venture Partners, L.P. James D. Witherington, C. Barham Ray and R. Wilson Orr III are the officers, directors and stockholders of SSM Corporation. Each of such individuals disclaims beneficial ownership of the shares held by SSM Venture Partners, L.P., except to the extent of their pecuniary interest therein.

      Certain of the selling shareholders have granted the underwriters a 30-day option (from the date of this prospectus) to purchase up to an additional                               shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In October 2001, Direct General Insurance Agency, one of our subsidiaries, purchased certain real property in which William C. Adair, Jr. and Jacqueline C. Adair jointly owned an interest for approximately $0.1 million. Prior to the purchase, our subsidiary company leased this property and paid aggregate rentals of $29,400.

      In 2002, 2001, and 2000, several of our subsidiaries paid an aggregate of approximately $1.4 million, $1.5 million and $1.7 million, respectively, for various legal services, to an association of lawyers in which Tammy R. Adair held an ownership interest. In addition, during these years, this association of lawyers collected $4.1 million, $3.8 million, and $2.6 million for us, of which sums it retained $1.4 million, $1.3 million, and $0.9 million. Also, Direct Administration, Inc., one of our subsidiaries, leased property to this association of lawyers over the same period for an aggregate of $15,500, $16,250, and $12,300, in 2002, 2001, and 2000, respectively. Ms. Tammy Adair has not been a member of this association since August 2002, and she no longer has an ownership interest in the firm. In exchange for her former ownership interest, her former law firm issued her a promissory note in the principal amount of approximately $0.4 million, at an annual interest rate of 7.25%. The note is payable in monthly installments and matures in December 2004.

      In 2002, Direct Administration, Inc. and Direct Adjusting Company, Inc., two of our subsidiaries, paid an aggregate of approximately $63,000 to Kerry Taylor for janitorial services. Ms. Kerry Taylor, is the daughter of William C. Adair, Jr., step-daughter of Jacqueline C. Adair and sister of Tammy R. Adair.

      In 2001, several of our subsidiaries sold salvaged vehicles to Frank Millington, the husband of Ms. Tammy R. Adair, for an aggregate amount of approximately $61,000.

      In 2002, 2001 and 2000, two of our insurance subsidiaries paid Mid-South Collision, LLC approximately $0.8 million, $0.7 million and $0.3 million, respectively, for auto body work. Mid-South Collision is owned by the step-daughter and stepson-in-law of Ms. Tammy Adair.

      Stephen L. Rohde, one of our directors, is the Chief Financial Officer, Vice President and Treasurer of Mutual Service Casualty Insurance Company. During the past three years, Mutual Service has been a policy issuing carrier for business produced through our agency subsidiaries in Kentucky and North Carolina. We paid Mutual Service $0.6 million, $0.8 million and $0.7 million in fees in 2002, 2001 and 2000, respectively, relating to $20.6 million, $29.9 million and $25.9 million, respectively, in premiums written on policies issued by Mutual Service. Additionally, we had contractual reinsurance relationships with Mutual Service pursuant to which we assumed approximately $6.6 million, $8.2 million and $6.0 million of premiums in 2002, 2001 and 2000, respectively. We ceased producing business for Mutual Service in November 2002, however, we continue to earn premiums and pay losses with respect to policies written prior to that date. In December 2002, we repurchased 101,697 shares of our common stock from Mutual Service for an aggregate purchase price of $4.3 million.

DESCRIPTION OF CAPITAL STOCK

      Our charter, as it will be amended and restated upon the closing of this offering, will authorize 100,000,000 shares of common stock, and 10,000,000 shares of preferred stock, the rights and preferences of which may be established from time to time by our board of directors. As of March 31, 2003, 1,009,929 shares of common stock were outstanding, 417,999 shares of preferred stock convertible into 438,669 shares of common stock and a common stock warrant exercisable for 16,255 shares of common stock upon the closing of this offering were issued and outstanding. As of March 31, 2003, we had 57 shareholders of record.

Common Stock

      Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the net assets available after the payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. All of the issued and outstanding shares of common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

      Under our charter, our board of directors will be authorized, subject to limitations prescribed by law, without further shareholder approval, from time to time to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences and rights, and any qualifications, limitations or restrictions, of the shares of each of these series, including the number of shares constituting any of these series and the dividend rights, dividend rates, conversion rights, voting rights, terms of reduction, including sinking fund provisions, if any, redemption price or prices and liquidation preferences. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control. We have no present plans to issue any shares of preferred stock.

Registration Rights

      We have granted registration rights to a number of our current preferred shareholders, whose shares will convert into restricted shares of our common stock upon closing of this offering. If we propose to register for sale additional shares of our common stock under the Securities Act after this offering, these shareholders will be entitled to notice of the registration and inclusion of their shares in the registration process. The registration rights are not applicable to registration of securities in connection with employee benefit plans. In addition, these shareholders may demand that we file a registration statement for the sale of their shares. In either event, the underwriters for the proposed offering will have the right to limit the number of shares included in the registration. Also, the preferred shareholders are entitled, subject to some limitations, to require us to register their shares on Form S-3 when we become eligible to use a short form. We have agreed to bear all of the expenses of any registration.

Tennessee Law and Our Charter and Bylaw Provisions; Anti-Takeover Effects

      The directors comprising the board of directors will be divided into three classes. After their initial term following this offering, directors in each class will serve for a term of three years. The charter will provide that directors can be removed only for cause by a majority of the voting power of the shares entitled to vote in the election of directors or by a majority of the board of directors then in office. Officers are chosen by and serve at the discretion of the board of directors. The charter will also provide that special meetings of shareholders may be called only by the chairman of the board of directors, the chief executive officer or the president or by a majority of the board of directors.

      Our bylaws require shareholders to provide timely notice in writing to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of shareholders. Notice for an annual meeting is timely in the following circumstances:

•	If we provided a notice of annual meeting of shareholders in the previous year, then a shareholder’s notice must be delivered to or mailed and received at our principal executive offices at least 120 days before the first anniversary of the date of the prior year’s notice.

•	If we did not hold an annual meeting the prior year, or if we have changed the date of the meeting to be more than 30 calendar days earlier or 60 calendar days after the anniversary of the prior meeting, different notice provisions apply. In these instances, we must receive notice from the shareholder at least 60 but no more than 90 days before the annual meeting or within 10 days following the date on which notice of the date of the meeting is given to shareholders or made public, whichever first occurs.

      A shareholder’s timely notice to bring business before a special meeting must be delivered to us by the close of business 10 days after notice of the meeting is given to shareholders. The bylaws also specify the form and content of a shareholder’s notice. These provisions may prevent shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.

      Our charter requires the affirmative vote of at least 75% of the total voting power of the outstanding shares entitled to vote at an election of directors to amend or repeal the provisions of the charter or bylaws with respect to:

      • the election of directors,

      • the right to call a special shareholders’ meeting,

      • provisions relating to the liability of our directors,

      • the provisions of the charter with respect to amendments to our charter or bylaws and

      • any provisions inconsistent with such provisions.

      We are subject to anti-takeover provisions provided under the laws of Tennessee and other states, including the following:

      Business Combination Statute. The Tennessee Business Combination Act, or the TBCA, provides that a party owning 10% or more of any class of outstanding voting stock in a resident domestic corporation is an interested shareholder. An interested shareholder cannot engage in a business combination with the resident domestic corporation unless the combination:

•	takes place at least five years after the interested shareholder first acquired 10% or more of the resident domestic corporation; and

•	is either approved by at least two-thirds of the non-interested voting shares of the resident domestic corporation or satisfies the fairness conditions of the TBCA.

      A business combination with an entity can proceed without delay when approved by the target corporation’s board of directors before that entity becomes subject to this restriction. The TBCA does not apply when the resident corporation has enacted a charter amendment or bylaw removing itself entirely from coverage under the TBCA. This charter amendment or bylaw must be approved by a majority of the shareholders who have held shares for more than one year before the vote and may not take effect for at least two years after the vote. We have not adopted a charter or bylaw amendment removing us from coverage under the TBCA.

      Under the TBCA, officers and directors of resident domestic corporations who do not approve either proposed business combinations or charter amendments and bylaws removing their corporations from the

TBCA’s coverage cannot be held liable for this action as long as they held a good faith belief that the proposed business combination would adversely affect their corporation’s employees, customers, suppliers, or the communities in which their corporation operates.

      Control Share Acquisition Act. The Tennessee Control Share Acquisition Act, or the TCSAA, strips an acquiror’s shares of voting rights any time an acquisition of shares in a covered Tennessee corporation brings an acquiror’s voting power to prescribed maximum levels. Under the TCSAA, the acquiror’s voting rights can be established only by a majority vote of the other shareholders. The acquiror may, upon submitting a control share acquisition statement, demand a meeting of shareholders to conduct this vote. The acquiror can demand a meeting before acquiring a control share only if it holds at least 10% of outstanding shares and announces a good faith intention to make the control share acquisition. Under the TCSAA, a target corporation has the option of redeeming an acquiror’s shares if the shares are denied voting rights. The TCSAA applies only to a corporation that has adopted a provision in its charter or bylaws expressly declaring that the TCSAA will apply. We have not adopted any provision in our charter or bylaws electing protection under the TCSAA.

      Tennessee and Other State Insurance Laws. Tennessee Insurance Law, or the TIL, applies to tender offers directed toward Tennessee domestic insurance companies, including any person controlling a Tennessee domestic insurance company. In general, the TIL requires any person seeking to acquire any voting security of a domestic insurance company, the result of which could, directly or indirectly cause such person to acquire control of such insurer, to file with the Tennessee Commissioner of Commerce and Insurance such information as required by the Commissioner before acquiring or making an offer to acquire such securities. Generally, these laws presume that control exists where any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing 10% or more of our outstanding voting stock. Even persons who do not acquire beneficial ownership of more than 10% of the outstanding shares of our common stock may be deemed to have acquired such control if the Commissioner determines that such control exists in fact. Without the approval of the Commissioner, no such transaction may take place.

      The Commissioner may call for public hearings after receiving a statement satisfying its requests. Whether or not a public hearing is held, the Commissioner may disapprove a transaction upon a finding that:

•	upon completion of the transaction, the domestic issuer would be unable to satisfy the requirements for the issuance of a license for the line or lines of insurance for which it is presently licensed;

•	the financial condition of the acquiring person is such as might jeopardize the financial stability of the insurer or prejudice the interests of other shareholders;

•	the plans or proposals the acquiring person has to change the business, corporate structure or management are unfair or prejudicial to policyholders; or

•	the competency, experience and integrity of those persons who would control the operation of the domestic insurer would not be in the public interest or in the best interest of the policyholders or shareholders.

      In addition to owning an insurance subsidiary that is domiciled in Tennessee, we also own insurance subsidiaries that are domiciled, or otherwise considered to be domiciled, in each of the states of Florida, Georgia, Louisiana, Mississippi, and South Carolina. Each of these states has laws that apply to tender offers that are similar to the TIL. A person cannot acquire 10% or more of the outstanding shares of our voting stock (5% or more for Florida), without the prior approval of the insurance commissioner or applicable state insurance regulatory authority of each of these other states.

      Greenmail Act. The Tennessee Greenmail Act, or the TGA, applies to any corporation chartered under the laws of Tennessee, that has a class of voting stock registered or traded on a national securities exchange or registered with the Securities and Exchange Commission. The TGA provides that it is unlawful for any corporation to purchase any of its shares at a price above the market value from any person who holds more than 3% of the shares if the person has held those shares for less than two years. However, the TGA does allow the purchase if either:

•	the purchase is first approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued; or

•	the corporation makes an equivalent offer, on a value per share basis, to all holders of the class of securities being purchased.

Limitation of Liability and Indemnification

      As permitted by Tennessee law, our charter will provide that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

•	for any transaction from which the director derives an improper personal benefit.

      As a result of this provision, we and our shareholders may be unable to obtain monetary damages from a director for a breach of the duty of care.

      Our charter and bylaws will provide for the indemnification of our directors and officers to the fullest extent authorized by Tennessee law, except that we will indemnify a director or officer in connection with an action initiated by that person only if the action was authorized by our board of directors. The indemnification provided under our charter and bylaws will include the right to be paid expenses in advance of any proceeding for which indemnification may be had.

      Under our charter and bylaws, we will have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee, partner or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the person’s fulfilling one of these capacities. The insurance will also cover any expenses related to the liability. The insurance coverage is available to these persons whether or not we would have the power to indemnify the person against the claim under the provisions of Tennessee law. We have purchased director and officer liability insurance on behalf of our directors and officers.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is National City Bank.

Listing

      We intend to apply to have the shares of common stock listed on the Nasdaq National Market under the symbol “DRCT.”

COMMON STOCK ELIGIBLE FOR FUTURE SALE

      Upon closing of this offering, we will have                               shares of common stock outstanding, assuming that the underwriters do not exercise their over-allotment option and that our outstanding stock options are not exercised. The number of shares of our common stock outstanding is also based on the conversion of all of our preferred stock and the exercise of a common stock purchase warrant. Of these shares, the                               shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares held by our existing affiliates, as that term is defined in Rule 144 under the Securities Act. For purposes of Rule 144, our affiliate is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, Direct General Corporation. Any shares held by our affiliates will be subject to the resale limitations of restricted stock as defined in Rule 144 under the Securities Act.                               shares of our common stock are held by our affiliates. Other than the shares issued in this offering, and without consideration of the contractual restrictions described below,                               shares of our common stock would be available for immediate sale in the public market without restriction pursuant to Rule 144(k). Beginning 90 days after the date of this prospectus, and without consideration of the contractual restrictions described below,                               shares of our common stock will become eligible for sale in reliance upon Rule 144 and Rule 701 promulgated under the Securities Act.

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who holds shares that were acquired from the issuer at least one year before is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

      Sales under Rule 144 must also comply with manner of sale provisions and notice requirements and to the availability of current public information about us.

      Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days before a sale, and who holds shares that were acquired from the issuer at least two years before, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon regarding the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors before the date we become subject to the reporting requirements of the Exchange Act, under written compensatory benefit plans or written contracts relating to compensation of those persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to the typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold (1) by persons other than our affiliates, subject only to the manner of sale provisions of Rule 144, and (2) by our affiliates under Rule 144 without compliance with its one-year requirement.

      We have agreed that, without the prior written consent of Keefe, Bruyette & Woods, Inc., we will not, during the period ending 180 days after the date of this prospectus:

•	offer, sell, offer to sell, contract to sell, hedge, pledge, grant any option to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock or file any registration statement with respect to any such securities; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities in cash or otherwise, except that we may issues shares of our common stock upon the exercise of currently outstanding options. Our officers, directors and substantially all of our shareholders, including the selling shareholders, have made the same agreement, subject to some limited exceptions.

      We intend to file one or more registration statements under the Securities Act to register all shares of common stock issued, issuable or reserved for issuance under our 1996 Employee Stock Incentive Plan and our 2003 Equity Incentive Plan. These registration statements are expected to be filed as soon as practicable after the date of this prospectus and will automatically become effective upon filing. Following this filing, shares registered under these registration statements will, subject to the 180-day lock-up agreements described above and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement among us, the selling shareholders and the underwriters, for whom Keefe, Bruyette & Woods, Inc. is acting as representative, the underwriters named below have severally agreed to purchase from us and the selling shareholders and we and the selling shareholders have severally agreed to sell to the underwriters, an aggregate of                               shares of common stock in the amounts set forth below opposite their respective names.

Number of
Underwriters	Shares

Keefe, Bruyette & Woods, Inc.
Morgan Keegan & Company, Inc.
U.S. Bancorp Piper Jaffray Inc.
SunTrust Capital Markets, Inc.

Total

      Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the shares offered by this prospectus, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated based on their assessment of the state of the financial markets. The underwriting agreement also provides that the underwriters’ obligations are subject to approval of certain legal matters by their counsel, including, without limitation, the authorization and the validity of the shares, and to various other conditions customary in a firm commitment underwritten public offering, such as receipt by the underwriters of officers’ certificates, legal opinions and comfort letters. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

      The underwriters propose to offer our common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to selected securities dealers (that may include the underwriters) at that price less a concession not in excess of $          per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $          per share to certain brokers and dealers. If all the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and other selling terms. After the offering, the offering price and other selling terms may from time to time be changed by the underwriters. We expect the shares of common stock will be ready for delivery on or about                     , 2003.

      At our request, the underwriters have reserved up to                               shares of our common stock for sale, at the initial public offering price, to our directors, officers, employees and related persons. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

      The selling shareholders have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to                               additional shares solely to cover over-allotments, if any, at the same price per share to be paid by the underwriters for the other shares in this offering. If the underwriters purchase any additional shares under this option, each underwriter will be committed to purchase the additional shares at the price set forth on the cover page of this prospectus and in approximately the same proportion allocated to them in the table above.

      The following table presents the per share and the total underwriting discount to be paid by us and the selling shareholders to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share		Total

	No Exercise	Full Exercise	No Exercise	Full Exercise

Underwriting discount to be paid by:
Us	$	$	$	$
Selling Shareholders	$	$	$	$

      The expenses of the offering, not including the underwriting discount and commissions, are estimated to be approximately $                    and will be paid by us.

      Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol                               . The initial public offering price for the common stock has been determined by negotiations between the underwriters and us and the offering price of the common stock may not be indicative of the market price following the offering. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates regarding our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to the market valuation of other companies in related businesses.

      In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the market price of our common stock during and after the offering, such as the following:

•	The underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them;

•	The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option;

•	The underwriters may stabilize or maintain the price of the common stock by bidding; and

•	The underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

      The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      In connection with this offering, the underwriters and dealers may engage in passive market making transactions in the shares of our common stock in accordance with Rule 103 of Regulation M promulgated by the SEC. In general, a passive market maker may not bid for, or purchase, shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

      We and the selling shareholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in connection with those liabilities.

      We have agreed that, without the prior written consent of Keefe, Bruyette & Woods, Inc., we will not, during the period ending 180 days after the date of this prospectus:

•	offer, sell, offer to sell, contract to sell, hedge, pledge, grant any option to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock or file any registration statement with respect to any such securities; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities in cash or otherwise, except that we may issues shares of our common stock upon the exercise of currently outstanding options. Our officers, directors and substantially all of our shareholders, including the selling shareholders, have made the same agreement, subject to some limited exceptions.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives of the underwriters of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The lead managers will allocate Internet distributions to underwriters that may make Internet distributions on the same basis as other allocations.

      Keefe, Bruyette & Woods, Inc. and U.S. Bancorp Asset Management, Inc., an affiliate of U.S. Bancorp Piper Jaffray Inc., has from time to time, performed investment banking and other financial advisory services for us in the ordinary courses of business and has received fees from us for these services.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Memphis, Tennessee. Certain legal matters in connection with the offering will be passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. From time to time, LeBoeuf, Lamb, Greene & MacRae, L.L.P. has provided legal services to us and some of our subsidiaries.

EXPERTS

      Our financial statements at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report. We have included those financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

      We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the common shares offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common shares, we refer you to the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

      Upon the closing of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s web site. We intend to furnish our shareholders with annual reports containing combined financial statements audited by an independent accounting firm.

REPORT OF INDEPENDENT AUDITORS

Board of Directors

Direct General Corporation and Subsidiaries

      We have audited the accompanying consolidated balance sheets of Direct General Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Direct General Corporation and Subsidiaries as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee

February 26, 2003

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,

	2002	2001	2000

	(In thousands — except per share
	amounts)
Revenues
Premiums earned	$144,975	$98,029	$73,866
Finance income	35,726	27,283	24,556
Commission and service fee income	27,167	22,052	22,013
Net investment income	5,345	5,092	4,955
Net realized gains (losses) on securities	(75)	2,236	5

Total revenues	213,138	154,692	125,395

Expenses
Insurance losses and loss adjustment expenses	100,683	93,859	72,490
Selling, general and administrative costs	59,740	53,814	47,510
Interest expense	6,160	7,646	8,770

Total expenses	166,583	155,319	128,770

Income (loss) before income taxes	46,555	(627)	(3,375)
Income tax expense (benefit)	15,518	(1,075)	(1,691)

Net income (loss)	31,037	448	(1,684)

Preferred stock dividends — Series B	561	561	561

Net income (loss) available to common shareholders	$30,476	$(113)	$(2,245)

Earnings per Share
Basic earnings (loss) per common share	$27.57	$(0.10)	$(2.02)

Diluted earnings (loss) per common share	$22.64	$(0.10)	$(2.02)

See notes to consolidated financial statements.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,

	2002	2001

	(In thousands)
ASSETS
Investments:
Debt securities available-for-sale at fair value (amortized cost $119,292 and $105,498)	$123,576	$104,391
Short-term investments	2,745	1,400

Total investments	126,321	105,791
Cash and cash equivalents	87,027	39,458
Finance receivables, net	166,935	121,931
Reinsurance balances receivable	50,874	49,582
Prepaid reinsurance premiums	82,648	67,777
Deferred policy acquisition costs	8,165	6,020
Income taxes recoverable	—	2,231
Deferred income taxes	12,740	9,016
Property and equipment	12,791	13,324
Goodwill, net	7,409	7,409
Other assets	14,210	10,506

Total assets	$569,120	$433,045

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY
Loss and loss adjustment expense reserves	$86,898	$77,541
Unearned premiums	172,971	122,112
Reinsurance balances payable and funds held	76,722	59,647
Accounts payable and accrued expenses	13,629	9,544
Income taxes payable	3,182	—
Notes payable	126,880	105,338
Capital lease obligations	4,310	5,556
Other liabilities	19,648	16,615

Total liabilities	504,240	396,353

Redeemable Series A preferred stock, no par; authorized, issued and outstanding shares — 244.8	5,685	5,685

Shareholders’ equity
Series B preferred stock, no par; authorized shares — 225.0; issued and outstanding shares — 173.2	9,219	9,219
Preferred stock, no par; authorized shares — 530.2; no shares issued	—	—
Common stock, no par; authorized shares — 10,000.0; issued shares — 1,120.6 at December 31, 2002 and 2001	9,037	9,037
Retained earnings	43,842	13,366
Accumulated other comprehensive income (loss):
Net unrealized appreciation (depreciation) on investment securities, after tax	2,789	(730)
Net gain (loss) on cash flow hedge	(1,144)	115
Treasury stock, at cost; 110.7 shares at December 31, 2002	(4,548)	—

Total shareholders’ equity	59,195	31,007

Total liabilities, redeemable preferred stock and shareholders’ equity	$569,120	$433,045

See notes to consolidated financial statements.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Years Ended December 31, 2002, 2001 and 2000

				Accumulated
	Series B			Other		Total
	Preferred	Common	Retained	Comprehensive	Treasury	Shareholders’
	Stock	Stock	Earnings	Income (Loss)	Stock	Equity

	(In thousands)
Balances at January 1, 2000	$9,219	$9,113	$15,724	$(1,789)	$(12)	$32,255
Comprehensive income:
Net loss	—	—	(1,684)	—	—	(1,684)
Net unrealized appreciation on securities available-for-sale, net of deferred taxes	—	—	—	1,730	—	1,730

Total comprehensive income						46

Dividends on preferred stock	—	—	(561)	—	—	(561)

Balances at December 31, 2000	9,219	9,113	13,479	(59)	(12)	31,740
Comprehensive income:
Net income	—		448	—	—	448
Net unrealized depreciation on securities available-for-sale, net of deferred taxes	—	—	—	(671)	—	(671)
Net change during the year related to cash flow hedge	—	—	—	115	—	115

Total comprehensive income (loss)						(108)

Dividends on preferred stock	—	—	(561)	—	—	(561)
Issuance of stock related to exercise of stock options	—	(76)	—	—	12	(64)

Balances at December 31, 2001	9,219	9,037	13,366	(615)	—	31,007
Comprehensive income:
Net income	—	—	31,037	—	—	31,037
Net unrealized appreciation on securities available-for-sale, net of deferred taxes	—	—	—	3,519	—	3,519
Net change during the year related to cash flow hedge	—	—	—	(1,259)	—	(1,259)

Total comprehensive income						33,297

Dividends on preferred stock	—	—	(561)	—	—	(561)
Purchase of treasury stock (110,697 shares)	—	—	—	—	(4,548)	(4,548)

Balances at December 31, 2002	$9,219	$9,037	$43,842	$1,645	$(4,548)	$59,195

See notes to consolidated financial statements.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,

	2002	2001	2000

	(In thousands)
Operating activities
Net income (loss)	$31,037	$448	$(1,684)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net realized capital losses (gains)	75	(2,236)	(5)
Depreciation and amortization	5,385	5,610	5,329
Deferred income taxes	(4,921)	(2,264)	(659)
Changes in operating assets and liabilities:
Finance receivables	(45,004)	(26,787)	(13,290)
Reinsurance balances receivable	(1,292)	3,308	(25,369)
Prepaid reinsurance premiums	(14,871)	(16,554)	(11,403)
Deferred policy acquisition costs	(2,145)	(1,203)	130
Income taxes recoverable/payable	5,413	1,599	(3,583)
Loss and loss adjustment expense reserves	9,357	3,553	20,760
Unearned premiums	50,859	31,447	10,069
Reinsurance balances payable	17,075	46,039	2,932
Accounts payable and accrued expenses	4,085	2,140	405
Other	(2,606)	420	(1,334)

Net cash provided by (used in) operating activities	52,447	45,520	(17,702)

Investing activities
Proceeds from sales and maturities of debt securities available-for-sale and real estate	36,870	101,466	24,420
Purchase of debt securities available-for-sale	(50,739)	(121,577)	(10,817)
Net (purchases) sales of short-term investments	(1,345)	(1,400)	19
Purchase of property and equipment, net	(4,851)	(2,918)	(3,582)

Net cash (used in) provided by investing activities	(20,065)	(24,429)	10,040

Financing activities
Proceeds from borrowings	23,585	18,368	13,178
Payment of principal on borrowings	(3,289)	(7,768)	(3,337)
Payment of preferred stock dividends	(561)	(561)	(561)
Purchase of treasury stock	(4,548)	—	—

Net cash provided by financing activities	15,187	10,039	9,280

Net increase in cash and cash equivalents	47,569	31,130	1,618
Cash and cash equivalents at beginning of year	39,458	8,328	6,710

Cash and cash equivalents at end of year	$87,027	$39,458	$8,328

Supplemental disclosures of cash flow information
Cash paid (received) during the year for:
Interest	$7,104	$8,167	$8,022
Income taxes	15,109	(354)	2,551

See notes to consolidated financial statements.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of Operations and Significant Accounting Policies

      Direct General Corporation, an insurance holding company, was incorporated in Tennessee in 1993. Its principal operating subsidiaries provide non-standard personal automobile insurance, term life insurance and premium finance services primarily on a direct basis throughout the southeastern United States. Direct General Corporation owns four property/casualty insurance companies, one life/health insurance company, a premium finance company, six insurance agencies, two administrative service companies and one company that provides non-insurance consumer products and services.

Basis of Presentation

      The accompanying consolidated financial statements include the accounts of Direct General Corporation and subsidiaries (collectively referred to as the Company or Direct General). These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

      The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Premiums Earned and Unearned Premiums

      Property and casualty insurance premiums and life insurance premiums are earned pro rata over the terms of the respective policies. The reserve for unearned premiums is determined on a daily pro rata basis. Policy fees are generally nonrefundable and earned upon issuance of the related policies.

Insurance Losses and Loss Adjustment Expense Reserves

      Insurance losses and loss adjustment expense reserves represent the estimated ultimate net cost of all unpaid reported and unreported losses incurred through December 31. The loss and loss adjustment expense reserves are estimated on an undiscounted basis, using individual case-basis valuations and statistical analyses. Those estimates, which are reported net of anticipated salvage and subrogation, are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, management believes the loss and loss adjustment expense reserves are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

Reinsurance

      Reinsurance premiums, losses and loss adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Ceding commissions are recognized net of a provision for return commissions on anticipated cancellations and the amount necessary to cover future maintenance costs.

Finance Income and Receivables

      The Company finances the majority of the insurance policies sold under a variety of payment plans. Finance income consists of interest, installment fees, acquisition and service fees, and delinquency fees. Finance income, other than delinquency fees, is recognized using the interest (actuarial) method or similar methods that produce a level yield. Delinquency fees are earned when billed. Acquisition fees, net of directly

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

related lending costs, are deferred and amortized into finance income over the remaining lives of the related loans. Upon cancellation of the underlying insurance policies, any uncollected earned interest or fees are charged off. The Company’s allowance for finance receivable losses is comprised of a reserve for uncollected finance acquisition fees and a provision for the write-off of premium finance balances (primarily realized but uncollected interest), which is calculated using the historical level of finance receivable losses as a percentage of outstanding balances under the premium finance agreements.

Commission Income

      The Company’s insurance agencies receive commission income on the sale of ancillary insurance products offered by non-affiliated insurance companies. Commission is generally recognized into income when the ancillary insurance policies are issued, net of a provision for return commissions on anticipated cancellations.

Service Fees

      The Company receives service fees for agency, underwriting, policy administration, and claims adjusting services performed on behalf of other insurance companies for insurance policies produced through the Company’s insurance agency subsidiaries. Service fees are recorded net of the related fronting fees and premium taxes and are recognized as the services are performed, less amounts necessary to cover future processing and administrative costs.

Investments

      The Company’s entire portfolio of debt securities is classified as “available-for-sale” and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income, net of deferred income taxes. The Company may sell its available-for-sale securities in response to changes in interest rates, risk/reward characteristics, liquidity needs, or other economic factors.

      Short-term investments are carried at cost and include investments in commercial paper, certificates of deposit, and other interest-bearing time deposits with original maturities of more than three months to one year.

      Cash and cash equivalents include interest-bearing time deposits with original maturities of three months or less.

      The Company’s investment portfolio is primarily exposed to interest rate risk and to a lesser extent market and credit risk. The fair value of our portfolio is directly impacted by changing interest rates, market conditions and financial conditions of the issuer. The Company examines its portfolio on at least a quarterly basis for evidence of impairment. If an investment becomes other than temporarily impaired, such impairment is treated as a realized loss and the investment is adjusted to fair value. Realized investment gains and losses are recognized using the specific identification method.

     Deferred Policy Acquisition Costs

      Policy acquisition costs include advertising, commissions, premium taxes and certain other underwriting and direct sales costs incurred in connection with writing business. These costs are deferred and are reported net of the related ceding commission received from reinsurers. Such deferred policy acquisition costs are being amortized over the effective period of the related insurance policies. Amortization charged to operations amounted to $21,060,000, $16,258,000 and $13,412,000 in 2002, 2001 and 2000, respectively. The Company considers anticipated investment income in determining the recoverability of these costs and believes they will be fully recovered over the next twelve months.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Property and Equipment

      Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which are principally as follows: computer hardware and software (3-7 years), furniture and equipment (3-7 years), and Company-occupied buildings and improvements (30 years). Property and equipment includes software developed and capitalized for internal use.

     Goodwill

      Goodwill represents the amount by which the cost of acquired net assets exceeds their related fair value. In accordance with Financial Accounting Standards No. 142, the Company ceased amortizing goodwill effective January 1, 2002. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over 10 to 15 years. Amortization charged to operations amounted to $719,000 and $721,000 in 2001 and 2000, respectively. The related accumulated amortization was $2,829,000 and $2,110,000 at December 31, 2001 and 2000, respectively. Had the Company adopted Financial Accounting Standards No. 142 effective January 1, 2000, net income (loss) would have been $923,000 and ($1,208,000) for the years ended December 31, 2001, and 2000, respectively. The carrying value of goodwill was initially reviewed for impairment as of January 1, 2002, and is reviewed annually or whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. If the fair value of the operations to which goodwill relates is less than the carrying amount of those operations, including unamortized goodwill, the carrying amount of goodwill is reduced accordingly with a charge to expense. Based on its most recent analysis, the Company believes that no impairment of goodwill exists at December 31, 2002.

     Derivatives

      The Company uses derivative financial instruments primarily for the purpose of hedging exposures to fluctuating interest rates on its revolving credit agreement. At the inception of the derivative contract and at least quarterly thereafter, the Company formally documents and updates the risk management strategy, the underlying exposure of the hedge, and the effectiveness of the hedging transaction in offsetting changes in the fair value or cash flows of the exposure being hedged. Derivatives are recorded at fair value on the balance sheet with the changes in fair value recognized in earnings or other comprehensive income. Gains or losses reported in other comprehensive income are reclassified into income in the period in which earnings are affected by the underlying hedged item. The ineffective portion of the hedge is recognized in earnings in the current period.

     Income Taxes

      Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

      A valuation allowance for deferred tax assets is provided for all or some portion of the deferred tax asset when it is more likely than not that an amount will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. The Company believes its deferred tax assets are fully realizable at December 31, 2002.

     Stock Options

      The Company follows the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for its stock option activity in the financial statements. The

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company granted all options currently outstanding at an exercise price equal to the market price at the date of grant and, therefore, under APB 25, no compensation expense is recorded. The Company follows the disclosure provisions of Statement of Financial Accounting Standards (SFAS) 123, “Accounting for Stock-Based Compensation.”

      The following table is presented in accordance with SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” The Company uses the Black-Scholes pricing model to calculate the fair value of the options awarded as of the date of grant.

	2002	2001	2000

	(In thousands, except
	per share amounts)
Net income (loss) available to common shareholders, as reported	$30,476	$(113)	$(2,245)
Deduct total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(59)	(219)	—

Net income, pro forma	$30,417	$(332)	$(2,245)

Earnings per share
Basic — as reported	$27.57	$(0.10)	$(2.02)
Basic — pro forma	27.52	(0.30)	(2.02)
Diluted — as reported	$22.64	$(0.10)	$(2.02)
Diluted — pro forma	22.60	(0.30)	(2.02)

Segment Reporting

      The Company has determined that it has two reportable segments. The primary reportable segment is comprised of principally all of the Company’s operations. The Company’s primary operating segments have been aggregated into this primary reportable segment. The other reportable segment consists of corporate operations and is not material to either revenues or net income.

2.     Investments

      The amortized cost, gross unrealized gains, gross unrealized losses, and fair value of debt securities available-for-sale at December 31 are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(In thousands)
2002
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$16,371	$608	$2	$16,977
Obligations of states and political subdivisions	69,587	2,473	9	72,051
Corporate debt securities	33,334	1,227	13	34,548

Total	$119,292	$4,308	$24	$123,576

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(In thousands)
2001
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$17,488	$100	$209	$17,379
Obligations of states and political subdivisions	59,234	202	1,021	58,415
Corporate debt securities	28,776	75	254	28,597

Total	$105,498	$377	$1,484	$104,391

      The components of pretax net investment income and net realized gains (losses) on sales of securities for the years ended December 31 were:

	2002	2001	2000

	(In thousands)
Debt securities available-for-sale	$4,978	$4,476	$4,348
Short-term investments and cash equivalents	367	616	607

Net investment income	$5,345	$5,092	$4,955

Realized gains on debt securities available-for-sale	$949	$2,415	$140
Realized losses on debt securities available-for-sale	(1,024)	(179)	(135)

Net realized gains (losses)	$(75)	$2,236	$5

      The amortized cost and fair value of debt securities available-for-sale at December 31, 2002, by contractual maturity, is shown below:

	Amortized	Fair
	Cost	Value

	(In thousands)
Years to maturity:
One or less	$2,843	$2,859
After one through five	41,572	43,115
After five through ten	60,679	62,984
After ten	14,198	14,618

Total	$119,292	$123,576

      At December 31, 2002, investments carried at market value of $7,729,000 and cash of approximately $1,330,000 were on deposit with regulatory authorities. Additionally, investments carried at market value of $9,729,000 and cash of $2,000,000 were pledged to secure letters of credit and reinsurance security trusts.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Finance Receivables

      Finance receivables net of unearned interest, unearned acquisition fees and deferred costs for the years ended December 31 were:

	2002	2001

	(In thousands)
Finance receivables	$171,945	$126,742
Less allowance for losses	(5,010)	(4,811)

Finance receivables, net	$166,935	$121,931

      A progression of the allowance for finance receivable losses is as follows:

	2002	2001	2000

	(In thousands)
Balance at January 1	$4,811	$3,264	$3,126
Provision for finance receivable losses	5,346	5,559	3,926
Charge-offs, net of recoveries	(5,147)	(4,012)	(3,788)

Balance at December 31	$5,010	$4,811	$3,264

      Geographic concentrations of finance receivables at December 31 are as follows:

	2002	2001

Florida	48.6%	42.1%
Tennessee	16.6	18.1
Georgia	9.0	12.0
Louisiana	7.0	7.1
Other states, combined	18.8	20.7

Total	100.0%	100.0%

      Finance receivables are collateralized by the unearned premiums of the related insurance policies. These finance receivables have an average remaining contractual maturity of approximately six months, with the longest contractual maturity being approximately eleven months.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Property and Equipment

      Property and equipment at December 31 is as follows:

	2002	2001

	(In thousands)
Land	$171	$171
Buildings and improvements	2,709	2,307
Computer hardware and software	14,267	10,576
Furniture and equipment	5,590	5,171
Projects in progress	270	538
Capital leases:
Building	6,364	6,364
Equipment	2,908	2,761

	32,279	27,888
Less accumulated depreciation	(19,488)	(14,564)

Net property and equipment	$12,791	$13,324

      Depreciation expense was approximately $5,385,000, $4,691,000 and $4,383,000 in 2002, 2001 and 2000, respectively.

      During April 1998, the Company entered into a sale and leaseback transaction of its building located in Baton Rouge, Louisiana. The gain of $1,068,000 is being amortized over the term of the lease. At December 31, 2002 and 2001, the unamortized portion of the deferred gain was $563,000 and $670,000, respectively, and is included as a component of other liabilities. The building under capital lease was capitalized using the Company’s average borrowing rate at inception of the lease. Depreciation expense on the capitalized building lease was $636,000 during 2002, 2001 and 2000, and related accumulated depreciation on the building under capital lease was approximately $2,863,000 and $2,227,000 at December 31, 2002 and 2001, respectively.

      The Company also leases certain computer equipment under capital lease arrangements. Depreciation expense on capitalized equipment leases during 2002, 2001 and 2000 was $828,000, $1,004,000 and $953,000, respectively, and related accumulated depreciation as of December 31, 2002 and 2001, was $2,785,000 and $1,957,000, respectively.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Insurance Losses and Loss Adjustment Expenses

      The following table provides a reconciliation of insurance losses and loss adjustment expenses (LAE) reserves, net of reinsurance recoverables:

	2002	2001	2000

	(In thousands)
Balance at January 1	$77,541	$73,988	$53,228
Less reinsurance recoverables on unpaid losses	40,555	39,454	19,286

Net balance at January 1	36,986	34,534	33,942
Add losses and LAE incurred, net of reinsurance related to:
Current year	106,175	86,080	70,187
Prior years	(5,492)	7,779	2,303

Net losses and LAE incurred during the current year	100,683	93,859	72,490

Deduct losses and LAE paid, net of reinsurance, related to:
Current year	66,619	60,181	46,861
Prior years	13,126	31,226	25,037

Net claim payments made during the current year	79,745	91,407	71,898

Net balance at December 31	57,924	36,986	34,534
Plus reinsurance recoverables on unpaid losses	28,974	40,555	39,454

Balance at December 31	$86,898	$77,541	$73,988

      The Company’s net loss and LAE reserve development included favorable development in 2002 of $1,790,000 related to the commutation of certain reinsurance contracts and unfavorable development of $6,526,000 in 2001 relating to the write-off of reinsurance recoverable from an insolvent reinsurer (see Note 7). The remaining favorable and unfavorable development is primarily a result of changes in frequency and severity trends.

      The amounts paid for losses and LAE during 2002 that related to prior years was net of reinsurance, which included $10,463,000 of reinsurance payments in conjunction with the commutation of a reinsurer’s obligation for unpaid losses and $7,357,000 of reinsurance payments in conjunction with the commutation of the Company’s stop loss reinsurance agreement.

      The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and LAE. While anticipated price increases due to inflation are considered in estimating the ultimate claim costs, the increase in average severities of claims is caused by a number of factors that vary with the individual type of policy written. Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends. Those anticipated trends are monitored based on actual development and are modified if necessary.

      The Company is exposed to natural catastrophes such as hurricanes, earthquakes, and hailstorms. While the Company’s results from operations would be negatively impacted by a major catastrophe, the Company maintains catastrophe insurance that limits its exposure to such events. The Company is generally not exposed to asbestos and environmental claims since it writes only personal automobile and life insurance.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Notes Payable

      Notes payable at December 31 were as follows:

	2002	2001

	(In thousands)
Revolving credit facility	$115,000	$96,135
Term notes	10,200	9,000
Other	1,680	203

Total	$126,880	$105,338

Revolving Credit Facility

      The Company has maintained a revolving credit facility with a consortium of banks to fund the working capital needs of the Company’s premium finance operations since 1994. Under the terms of the current facility, interest is payable quarterly at a rate elected by the Company of either, the base commercial rate of First Tennessee Bank, N.A., as “Agent”, or at 2.0% to 3.0% above LIBOR. The LIBOR spread at the time of the election is determined based upon the Company’s “Loan Amount to Net Worth Ratio” as defined in the agreement. At December 31, 2002, the weighted average rate in effect was 4.11%. No additional borrowing amount was available at December 31, 2002. The current facility matures on June 30, 2004. The loan is principally secured by the Companies’ finance receivables, as well as the stock of Direct Insurance Company.

Term Notes

      The Company has a $7,500,000 and a $2,700,000 bank term note, both bearing interest at 9.0% with interest being payable quarterly. The notes mature on June 30, 2004 and December 31, 2005, respectively. The notes are principally secured by the finance receivables of Direct General Financial Services, Inc. and the Company’s pledge of stock of its first tier wholly-owned subsidiaries.

      Both the revolving credit facility and the term notes contain covenants which, among other matters 1) limit the Company’s ability to incur or guarantee indebtedness, merge, consolidate and acquire or sell assets without bank approval; 2) require the Company to satisfy certain financial ratios, including those related to net worth, debt-to-equity, and profitability; and 3) restrict the payment of cash dividends on common stock. As of December 31, 2002, the Company was in compliance with all covenants related to the credit agreements.

      Quarterly principal payments under the term notes are as follows:

Quarterly period:	(In thousands)

March 31, 2003 — June 30, 2004	$1,250
September 30, 2004 — December 31, 2005	450

Other

      The Company enters into various other credit agreements from time to time, primarily to finance the purchase of computer equipment and other assets. As of December 31, 2002, these other agreements bear interest at rates ranging from 4.2% to 7.5%, with a weighted average interest rate of approximately 5.5%. Principal and interest are payable monthly, with principal totaling $734,000, $520,000, and $426,000 due in 2003, 2004, and 2005, respectively. Generally, the related computer equipment or other assets secure these notes.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Scheduled Maturities

      Aggregate principal payments on debt outstanding at December 31, 2002 are $5,734,000 for 2003, $118,920,000 for 2004, and $2,226,000 for 2005.

7.     Reinsurance

Ceded Reinsurance

      The Company cedes certain premiums and risks of loss to other insurance companies under quota share, excess of loss, and catastrophe forms of reinsurance agreements. The ceded reinsurance agreements provide the Company with increased capacity to write additional business while limiting its exposure to loss within its capital resources. The Company evaluates the financial condition of its reinsurers and monitors various credit risks to minimize its exposure to significant losses from reinsurer insolvencies. The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

      Reliance Insurance Company (Reliance) was a reinsurer in the Company’s quota share reinsurance program from October 1996 to December 2000. Reliance was placed into liquidation by the Pennsylvania Department of Insurance in October 2001 due to a rapid and significant deterioration in underwriting results, adverse development in loss reserves, and liquidity issues that were accelerated by the terrorist attacks of September 11, 2001. During the third quarter of 2001, the Company wrote off its entire receivable from Reliance of approximately $11,130,000.

      The Company is the beneficiary of letters of credit totaling approximately $15,348,000 and a trust totaling $8,975,000 in accordance with the terms of its reinsurance agreements. The letters of credit and trust were unused at December 31, 2002.

Assumed Reinsurance

      The Company assumed, under quota-share reinsurance agreements, a percentage of personal automobile insurance produced for other insurers (see Note 8). As of December 31, 2002, the Company provided letters of credit totaling $7,600,000 for the benefit of the other insurers with respect to its obligations under the assumed reinsurance agreements.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following amounts are reflected in the financial statements as a result of reinsurance arrangements for the year ended December 31:

	Premiums	Premiums	Losses and
	Written	Earned	LAE

	(In thousands)
2002
Direct	$326,593	$276,098	$198,153
Assumed	8,569	8,205	5,987
Ceded	(154,199)	(139,328)	(103,457)

Net	$180,963	$144,975	$100,683

2001
Direct	$229,826	$200,829	$169,251
Assumed	8,888	6,438	6,024
Ceded	(125,792)	(109,238)	(81,416)

Net	$112,922	$98,029	$93,859

2000
Direct	$177,772	$164,760	$155,237
Assumed	1,625	4,568	5,223
Ceded	(106,865)	(95,462)	(87,970)

Net	$72,532	$73,866	$72,490

8.     Administrative Services

      The Company’s agency subsidiaries and administrative service subsidiaries produce and administer personal automobile insurance business for other insurers. The Company receives service fees for its underwriting, policyholder administration and claims processing services. Administrative service fees earned, net of the related fronting fees and premium taxes, were approximately $8,204,000, $7,309,000 and $8,426,000 in 2002, 2001 and 2000, respectively, and are included in the caption “Commissions and Service Fee Income” in the Statement of Operations.

      Premiums associated with personal automobile insurance produced for other insurers and related assumed premiums were as follows:

	2002	2001	2000

	(In thousands)
Premiums produced for other carriers
Written premiums	$24,338	$27,662	$25,921
Earned premiums	26,692	27,165	25,850
Premiums assumed by the Company
Written premiums	$8,569	$8,888	$1,625
Earned premiums	8,205	6,438	4,568

9.     Income Taxes

      The Company and its non-life subsidiaries file a consolidated federal income tax return, while Direct Life Insurance Company files a separate federal income tax return.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Income tax expense (benefit) is as follows:

	2002	2001	2000

	(In thousands)
Current:
Federal	$18,449	$379	$(1,631)
State	1,990	810	599

Total current	20,439	1,189	(1,032)
Deferred:
Federal	(4,109)	(1,869)	(659)
State	(812)	(395)	—

Total deferred	(4,921)	(2,264)	(659)

Total income tax expense (benefit)	$15,518	$(1,075)	$(1,691)

      The provision (benefit) for income taxes in the accompanying consolidated statements of income differed from the statutory rate (35% in 2002 and 34% in 2001 and 2000) as follows:

	2002	2001	2000

	(In thousands)
Income (loss) before income taxes	$46,555	$(627)	$(3,375)

Income tax expense (benefit) at statutory rate	$16,294	$(213)	$(1,147)
Tax effect of:
State income taxes	481	140	395
Tax exempt interest	(731)	(634)	(728)
Small life insurance company deduction	(517)	(610)	(188)
Other, net	(9)	242	(23)

Total income tax expense (benefit)	$15,518	$(1,075)	$(1,691)

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The balance sheets reflect net deferred income tax asset amounts that resulted from temporary differences as of December 31 as follows:

	2002	2001

	(In thousands)
Deferred income tax assets:
Unearned premiums	$7,393	$4,233
Loss and loss adjustment expense reserves	1,548	680
Provision for return and unearned reinsurance commissions	2,158	2,317
Provision for return and unearned service fees	226	206
Provision for return commissions	859	587
Allowance for losses on finance receivables	1,754	1,636
Deferred gain on sale and leaseback	197	228
Depreciation	302	317
Net unrealized losses on available-for-sale securities	—	376
Unrealized loss related to cash flow hedge	615	—
Other	1,538	783

Total deferred income tax assets	16,590	11,363

Deferred income tax liabilities:
Deferred policy acquisition costs	2,858	2,047
Net unrealized gains on available-for-sale securities	1,495	—
Other	804	795

Total deferred income tax liabilities	5,157	2,842

Net federal deferred income tax asset	11,433	8,521
State deferred income tax asset	1,307	495

Net deferred income tax asset	$12,740	$9,016

10.     Capital Stock

     Redeemable Series A Preferred Stock

      On December 2, 1994, the Company issued 244,812 shares of no par value convertible Series A preferred stock in a private placement offering at $24.51 per share, the Initial Conversion Price. Each share of Series A preferred stock is convertible into one share of common stock, determined by dividing the Initial Conversion Price ($24.51) by the Current Conversion Price ($24.51). The Series A shares are required to be converted in the event of a Qualified Public Offering in which the aggregate price multiplied by the number of shares sold is greater than $10,000,000 and the price per share is at least 2.5 times the current conversion price.

      The Current Conversion Price may be adjusted downward in the event of one or more of the following: 1) issuance of common stock at a price less than the Current Conversion Price; or 2) extraordinary dividend or distribution to common shareholders.

      The Series A preferred stock shares are redeemable at the option of the holder. The redemption price for each Series A share is generally based upon the greater of fair market value (as determined by an independent appraiser) or $26.47 per share. If the Series A shares are redeemed by the holders, any differences in the redemption price and the issue price will be charged to equity.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Shares of the Series A are voted equally with the shares of the Company’s common stock. Dividends on the Series A are cumulative from the date of issuance and are payable in cash quarterly at an annual rate of $1.96 (8%) per share. Dividends on Series A shares are included in interest expense in the accompanying financial statements.

     Series B Preferred Stock

      On November 25, 1996, the Company issued 148,049 shares of no par value convertible Series B preferred stock preferred stock in a private placement offering at a price of $54.036 per share, the Initial Conversion Price. During 1997 and 1998, a total of 25,138 additional Series B shares were issued as dividends resulting in a total number issued and outstanding at December 31, 2002 and 2001 of 173,187. Each share of Series B preferred stock is convertible into 1.119 shares of common stock, determined by dividing the Base Preference Amount ($54.036) by the adjusted Current Conversion Price ($48.274). The Series B shares are required to be converted prior to a Qualified Public Offering whereby the price per share offered to the public multiplied by the number of fully-diluted shares outstanding is at least $130,500,000. Shares of the Series B preferred stock are voted equally with the shares of the Company’s common stock. Dividends on the Series B preferred stock are cumulative from the date of issuance and are payable semiannually at an annual rate of $3.242 (6%) per share.

Common Stock — Stock Warrant

      On November 25, 1996, the Company issued a stock warrant for the purchase of 16,255 shares of the Company’s common stock, no par value, in return for consulting services to be provided by a company affiliated with a member of the Board of Directors. The common stock warrant is exercisable immediately, and for a period of eight years, for an aggregate exercise price of $800,000 ($49.22 per share). The warrant exercise price may be reduced if at any time during the exercise period, without the consent of the warrant holder, the Company sells any shares of common stock or any convertible securities without consideration, or for a consideration per share less than the warrant price.

Stock Option Plan

      On April 29, 1996, the shareholders of Direct General Corporation approved the 1996 Employee Stock Incentive Plan (the Plan). Under the terms of the Plan, 250,000 shares of common stock are reserved and available for distribution. Under the Plan, incentive stock options and nonqualified stock options may be granted. Exercise provisions may vary, but most options are exercisable, in whole or in part, beginning six months after grant and ending ten years after grant. The average remaining contractual life of exercisable options outstanding is approximately five years.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the status of the Company’s 1996 Employee Stock Incentive Plan as of December 31, 2002, 2001 and 2000, and changes during the years ending on these dates is as follows:

		Weighted
	Number of	Average
	Shares	Exercise Price

Options outstanding January 1, 2000 (54,750 exercisable)	65,000	$17.66

Options outstanding December 31, 2000 (62,000 exercisable)	65,000	17.66
Granted	18,000	32.50
Exercised	26,500	15.80
Forfeited	3,000	32.50

Options outstanding December 31, 2001 (40,168 exercisable)	53,500	$22.74
Granted	5,000	32.50

Options outstanding December 31, 2002 (46,503 exercisable)	58,500	$23.57

      Under SFAS 123, the Company uses the Black-Scholes pricing model to calculate the fair value of the options awarded as of the date of grant using the following assumptions:

	2002	2001

Option Term	10 years	10 years
Annualized Volatility Rate	35%	35%
Risk-free Rate of Return	4.93%	5.14%
Dividend Yield	0%	0%
Black-Scholes Value	56.2%	56.8%

      The Company did not award options in 2000.

Reserved Shares

      As of December 31, 2002, shares of common stock have been reserved for the following:

Conversion of Series A preferred stock	244,812
Conversion of Series B preferred stock	225,000
Exercise of stock options	198,500
Exercise of stock purchase warrant	16,255

Total common shares reserved	684,567

Repurchase of Common Stock

      In 2002, the Company repurchased 110,697 shares of stock from selling shareholders at a total price of $4,548,000 (cost per share ranging from $27.50 to $42.28). These shares are included in treasury stock in the accompanying financial statements at cost.

11.     Statutory Financial Information and Accounting Policies

      The Company’s statutory-basis financial statements of its insurance subsidiaries are prepared in accordance with accounting practices prescribed or permitted by the Department of Insurance in each state of domicile. Effective January 1, 2001, each state of domicile required that insurance companies domiciled in those states prepare their statutory basis financial statements in accordance with the NAIC Accounting

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Principles and Procedures Manual subject to any deviations prescribed or permitted by the insurance commissioner in each state of domicile.

      The monetary effect on statutory capital and surplus of the Company’s insurance subsidiaries of using accounting practices prescribed or permitted by the Department of Insurance in each state of domicile as of December 31 is as follows:

	2002	2001

	(In thousands)
Statutory capital and surplus	$52,562	$32,631
Effect of prescribed practices of:
Immediate write-off of goodwill	166	166
Provision for unearned ceding commissions	450	1,680
Limitations on admitted value of subsidiaries	465	471
Other	—	644

Statutory capital and surplus in accordance with NAIC statutory accounting practices	$53,643	$35,592

      Statutory accounting practices differ from GAAP. Significant differences for the Company’s insurance subsidiaries were as follows:

	Net Income (Loss)
	Year ended December 31,			Surplus December 31,

	2002	2001	2000	2002	2001	2000

	(In thousands)
Statutory basis amounts	$17,109	$595	$(4,282)	$52,562	$32,631	$37,935
Deferred policy acquisition costs	2,145	1,203	(130)	8,165	6,020	4,817
Deferred income taxes	3,740	1,049	268	708	1,624	3,807
Salvage and subrogation recoverable	(976)	976	—	—	976	—
Reinsurance commissions	651	(1,437)	(980)	(4,335)	(5,135)	(5,378)
Guaranty fund assessments	(1,072)	(790)	—	(1,862)	(790)	—
Reversal of statutory adjustment to beginning of year reserves	—	(3,868)	—	—	—	—
Nonadmitted assets	—	—	—	1,735	898	492
Unrealized appreciation (depreciation) of securities available-for-sale	—	—	—	4,284	(1,034)	1
Other	(897)	(759)	(300)	(1,927)	(1,030)	(279)

GAAP amounts	$20,700	$(3,031)	$(5,424)	$59,330	$34,160	$41,395

      The Company’s insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. For 2003, $6,057,000 in dividends are available to be paid to the Company from insurance subsidiaries without prior approval. Property and casualty insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital maintained

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by an insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, each of the Company’s insurance subsidiaries exceeds the RBC requirements.

12.     Derivatives

      The Company maintains a $115 million variable rate revolving credit agreement with a group of banks (Note 6), which subjects the Company to exposures from fluctuations in interest rates under the agreement. Effective November 1, 2001, the Company purchased an interest rate cap and sold an interest rate floor in a combined derivative instrument known as a zero-cost collar (derivative), which has been designated as a hedge of variable cash flows associated with interest rate increases above the 30-day LIBOR rate of 5.05% on a notional amount of $50 million (cap) and interest rate decreases below the 30-day LIBOR rate of 5.05% on a notional amount of $25 million (floor). This derivative instrument requires monthly settlements whereby the Company pays the difference between the current 30-day LIBOR rate and the floor of 5.05% on $25 million and receives the excess of the 30-day LIBOR rate over the cap of 5.05% on $50 million. At December 31, 2002, the 30-day LIBOR rate was 1.44%, which resulted in an increase to the monthly interest payments of approximately $78,000. The derivative expires on November 1, 2005.

      The Company has designated this derivative instrument as a cash flow hedge in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” as subsequently amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of SFAS No. 133”. The credit risk associated with this contract is limited to the uncollected interest payments and the fair market value of the derivative to the extent is has become favorable to the Company.

      In accordance with SFAS No. 133, as amended, the Company recorded a liability representing the fair market value of the derivative instrument based on a quoted market price of such instrument as of December 31, 2002 of $1,759,000, which is included in other liabilities in the accompanying financial statements. During 2002, the Company recognized a loss of $130,000 and also recorded an unrealized loss of $1,259,000, net of deferred taxes of $674,000, which are included in other income and other comprehensive income, respectively, in the accompanying financial statements. As of December 31, 2001, the Company recorded an asset representing the fair market value of the derivative instrument based on a quoted market price of such instrument of $304,000, which is included in other assets in the accompanying financial statements. During 2001, the Company recognized a gain of $130,000 and also recorded an unrealized gain of $115,000, net of deferred taxes of $59,000, which are included in other income and other comprehensive income, respectively, in the accompanying financial statements.

13.     Commitments and Contingencies

Commitments

      The Company leases various office space and equipment. Total rent expense was approximately $5,710,000, $4,990,000 and $4,771,000 in 2002, 2001 and 2000, respectively. Approximate future minimum

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

lease commitments for leases having an initial or remaining term of more than one year are as follows at December 31, 2002:

	Capital	Operating
	Leases	Leases

	(In thousands)
2003	$990	$5,938
2004	984	3,258
2005	984	2,135
2006	984	1,169
2007	984	670
Thereafter	164	189

Total minimum lease payments	5,090	$13,359

Less amount representing interest	780

Present value of minimum lease payments	$4,310

Contingencies

      The Company is named as defendant in various legal actions arising in the ordinary course of business. Estimates of losses from legal actions pertaining to claims made under insurance policies underwritten by the Company are included in loss and loss adjustment expense reserves. Management believes that the resolution of all other actions will not have a material adverse effect on the Company’s financial position or results of operations.

14.     Fair Value of Financial Instruments

      The following methods and assumptions are used by the Company in estimating the fair value disclosures for financial instruments:

Debt Securities — Additional fair value disclosures for debt securities are included in Note 2.

Short-Term Investments — The carrying values reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Finance Receivables, Net — Fair value of finance receivables, which approximates carrying value, was estimated using projected cash flows, discounted at the weighted-average rates currently being offered for similar finance receivables. Cash flows were based on contractual payment terms adjusted for delinquencies and losses.

Reinsurance Balances Receivable and Reinsurance Balances Payable — The carrying values reported in the accompanying balance sheets for these financial instruments approximate their fair values.

Notes payable — The carrying values reported in the accompanying balance sheets for these financial instruments were estimated using projected cash flows, discounted at rates currently being offered for similar notes.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The carrying values and fair values of certain of the Company’s financial instruments as of December 31 were as follows:

	2002		2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

	(In thousands)
Assets
Debt securities available-for-sale	$123,576	$123,576	$104,391	$104,391
Short-term investments	2,745	2,745	1,400	1,400
Finance receivables, net	166,935	166,935	121,931	121,931
Reinsurance balances receivable	50,874	50,874	49,582	49,582
Liabilities
Reinsurance balances payable and funds held	76,722	76,722	59,647	59,647
Notes payable	126,880	126,880	105,338	105,338
Capital lease obligations	4,310	4,310	5,556	5,556

15.     Earnings per Share

      The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2002	2001	2000

	(In thousands, except per share
	amounts)
Numerator:
Net income (loss) available to common shareholders	$30,476	$(113)	$(2,245)
Dividends paid to Series A preferred shareholders	480	480	480

Income (loss) for purposes of computing diluted earnings (loss) per common share	$30,956	$367	$(1,765)

Denominator:
Weighted average common shares outstanding	1,105.4	1,113.9	1,109.0
Dilutive stock options	17.0	24.0	29.7
Dilutive redeemable Series A preferred stock	244.8	244.8	244.8

Weighted average common shares outstanding for purposes of computing diluted earnings (loss) per common share	1,367.2	1,382.7	1,383.5

Basic earnings (loss) per common share	$27.57	$(0.10)	$(2.02)

Diluted earnings (loss) per common share	$22.64	$(0.10)	$(2.02)

      Series B preferred shares are contingently convertible to 193,857 common shares based upon future events and, therefore, are not included in the computations of diluted earnings (loss) per common share for any of the years presented. Warrants to purchase 16,255 shares of the Company’s common stock, having an exercise price in excess of the average market value of the Company’s common stock, have also been excluded from the computations of diluted earnings (loss) per common share due to their anti-dilutive effect.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For The Three Months
	Ended March 31,

	2003	2002

	(In thousands —
	except per share
	amounts)
Revenues
Premiums earned	$47,675	$30,887
Finance income	11,227	8,635
Commission and service fee income	8,499	8,083
Net investment income	1,381	1,213
Net realized gains (losses) on securities	266	(42)

Total revenues	69,048	48,776

Expenses
Insurance losses and loss adjustment expenses	34,798	22,644
Selling, general and administrative costs	17,331	17,824
Interest expense	1,567	1,609

Total expenses	53,696	42,077

Income before income taxes	15,352	6,699
Income tax expense	5,542	2,162

Net income	9,810	4,537

Preferred stock dividends — Series B	140	140

Net income available to common shareholders	$9,670	$4,397

Earnings per Share
Basic earnings per common share	$9.57	$3.93

Diluted earnings per common share	$7.66	$3.27

See notes to consolidated financial statements.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2003	2002

	(In thousands)
ASSETS
Investments:
Debt securities available-for-sale at fair value (amortized cost $135,030, $110,019 and $119,292)	$139,408	$123,576
Short-term investments	4,745	2,745

Total investments	144,153	126,321
Cash and cash equivalents	97,932	87,027
Finance receivables, net	217,412	166,935
Reinsurance balances receivable	45,870	50,874
Prepaid reinsurance premiums	107,304	82,648
Deferred policy acquisition costs	10,234	8,165
Deferred income taxes	14,250	12,740
Property and equipment	12,309	12,791
Goodwill, net	7,409	7,409
Other assets	14,778	14,210

Total assets	$671,651	$569,120

LIABILITIES, REDEEMABLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY
Loss and loss adjustment expense reserves	$91,996	$86,898
Unearned premiums	225,836	172,971
Reinsurance balances payable and funds held	93,230	76,722
Accounts payable and accrued expenses	13,167	13,629
Income taxes payable	5,725	3,182
Notes payable	135,312	126,880
Capital lease obligations	4,124	4,310
Other liabilities	27,675	19,648

Total liabilities	597,065	504,240

Redeemable Series A preferred stock, no par; authorized, issued and outstanding shares — 244.8	5,685	5,685

Shareholders’ equity
Series B preferred stock, no par; authorized shares — 225.0; issued and outstanding shares — 173.2	9,219	9,219
Preferred stock, no par; authorized shares — 530.2; no shares issued	—	—
Common stock, no par; authorized shares — 10,000.0; issued shares — 1,120.6	9,037	9,037
Retained earnings	53,512	43,842
Accumulated other comprehensive income:
Net unrealized appreciation on investment securities	2,845	2,789
Net loss on cash flow hedge	(1,164)	(1,144)
Treasury stock, at cost; 110.7 shares at March 31, 2003 and December 31, 2002; 9.0 shares at March 31, 2002	(4,548)	(4,548)

Total shareholders’ equity	68,901	59,195

Total liabilities, redeemable preferred stock and shareholders’ equity	$671,651	$569,120

See notes to consolidated financial statements.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

	For the Three Months Ended March 31, 2003 and 2002

				Accumulated
	Series B			Other		Total
	Preferred	Common	Retained	Comprehensive	Treasury	Shareholders’
	Stock	Stock	Earnings	Income (Loss)	Stock	Equity

	(In thousands)
Balances at January 1, 2003	$9,219	$9,037	$43,842	$1,645	$(4,548)	$59,195
Comprehensive income:
Net income	—	—	9,810	—	—	9,810
Net unrealized appreciation on securities available-for-sale, net of deferred taxes	—	—	—	56	—	56
Net change during the period related to cash flow hedge	—	—	—	(20)	—	(20)

Total comprehensive income						9,846

Dividends on preferred stock	—	—	(140)	—	—	(140)

Balances at March 31, 2003	$9,219	$9,037	$53,512	$1,681	$(4,548)	$68,901

Balances at January 1, 2002	$9,219	$9,037	$13,366	$(615)	$—	$31,007
Comprehensive income:
Net income	—	—	4,537	—	—	4,537
Net unrealized depreciation on securities available-for-sale, net of deferred taxes	—	—	—	(453)	—	(453)
Net change during the period related to cash flow hedge	—	—	—	(51)	—	(51)

Total comprehensive income						4,033

Dividends on preferred stock	—	—	(140)	—	—	(140)
Purchase of treasury stock (9,000 shares)	—	—	—	—	(248)	(248)

Balances at March 31, 2002	$9,219	$9,037	$17,763	$(1,119)	$(248)	$34,652

See notes to consolidated financial statements.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months
	Ended March 31,

	2003	2002

	(In thousands)
Operating activities
Net income	$9,810	$4,537
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized capital (gains) losses	(266)	42
Depreciation and amortization	1,160	1,225
Deferred income taxes	(2,543)	(2,075)
Changes in operating assets and liabilities:
Finance receivables	(50,477)	(43,712)
Reinsurance balances receivable	5,004	(5,655)
Prepaid reinsurance premiums	(24,656)	(15,504)
Deferred policy acquisition costs	(2,069)	(2,799)
Income taxes recoverable/payable	2,543	4,533
Loss and loss adjustment expense reserves	5,098	4,917
Unearned premiums	52,865	42,870
Reinsurance balances payable	16,508	13,023
Accounts payable and accrued expenses	(462)	2,486
Other	8,436	2,465

Net cash provided by operating activities	20,951	6,353

Investing activities
Proceeds from sales and maturities of debt securities available-for-sale	8,481	3,185
Purchase of debt securities available-for-sale	(23,955)	(7,747)
Net purchases of short-term investments	(2,000)	—
Purchase of property and equipment, net	(678)	(860)

Net cash used in investing activities	(18,152)	(5,422)

Financing activities
Proceeds from borrowings	10,000	3,865
Payment of principal on borrowings	(1,754)	(858)
Payment of preferred stock dividends	(140)	(140)
Purchase of treasury stock	—	(248)

Net cash provided by financing activities	8,106	2,619

Net increase in cash and cash equivalents	10,905	3,550
Cash and cash equivalents at beginning of period	87,027	39,458

Cash and cash equivalents at end of period	$97,932	$43,008

See notes to consolidated financial statements.

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Nature of Operations

      Direct General Corporation, an insurance holding company, was incorporated in Tennessee in 1993. Its principal operating subsidiaries provide non-standard personal automobile insurance, term life insurance and premium finance services primarily on a direct basis throughout the southeastern United States. Direct General Corporation owns four property/casualty insurance companies, one life/health insurance company, a premium finance company, six insurance agencies, two administrative service companies and one company that provides non-insurance consumer products and services.

Basis of Presentation

      These financial statements and the notes thereto should be read in conjunction with the Company’s audited financial statements and accompanying notes for the year ended December 31, 2002.

      The consolidated financial statements reflect all normal recurring adjustments which were, in the opinion of management, necessary to present a fair statement of the results for the interim periods. The results of operations for the period ended March 31, 2003 are not necessarily indicative of the results expected for the full year.

Texas Expansion

      In January 2003, the Company began its expansion into Texas and is assuming 100% of non-standard personal automobile insurance underwritten by Old American County Mutual Fire Insurance Company that is produced through an independent agency that the Company has an option to purchase in December 2004. The company’s agency and administrative serviced subsidiaries are responsible for the sales, policyholder service, and claims administration in relation to this business.

          You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only on the date of this prospectus regardless of the time of the delivery of this prospectus or of any sale of our common stock.

          Until                     , 2003, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                          Shares

Direct General Corporation

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods, Inc.

Morgan Keegan & Company, Inc.

U.S. Bancorp Piper Jaffray

SunTrust Robinson Humphrey

                    , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

      Our expenses in connection with the issuance and distribution of the securities being registered, other than the underwriting discount, are estimated as follows:

Securities and Exchange Commission Registration Fee	$
National Association of Securities Dealers, Inc. Filing Fee
NASDAQ National Market Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accountants’ Fees and Expenses
Blue Sky Fees and Expenses
Transfer Agent and Registrar Fees and Expenses
Miscellaneous Expenses

TOTAL	$

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

      The Tennessee Business Corporation Act (TBCA) sets forth in Section 48-18-501 et seq. the rules governing indemnification of directors, officers, employees and agents of a corporation against liability incurred in the course of their official capacities. A proceeding is a formal or informal, threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative. Section 48-18-502 of the TBCA provides that a corporation may indemnify any director against liability incurred in connection with a proceeding if (i) the director acted in good faith, (ii) the director reasonably believed, in the case of conduct in his or her official capacity with the corporation, that such conduct was in the corporation’s best interest, or, in all other cases, that his or her conduct was not opposed to the best interests of the corporation and (iii) in connection with any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer is adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director, if such director is adjudged liable on the basis that a personal benefit was improperly received. Unless the corporate charter provides otherwise, in cases where the director is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director of a corporation, Section 48-18-503 of the TBCA mandates that the corporation indemnify the director against reasonable expenses incurred in the proceeding. Unless the corporate charter provides otherwise, Section 48-18-505 of the TBCA allows a court of competent jurisdiction, upon application, to order that a director or officer be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met. Unless the corporate charter provides otherwise, Section 48-18-507 of the TBCA entitles officers, employees, and agents who are not directors to the same degree of indemnification afforded to directors.

      Our charter and bylaws provide that we shall indemnify and advance expenses to our directors and officers to the fullest extent authorized by Tennessee law. Additionally, we may indemnify and advance expenses to any of our employees or agents to the same extent that we indemnify our directors or officers if our directors determine such indemnification is in our best interest.

Item 15.	Recent Sales of Unregistered Securities.

      The following is a summary of our transactions during the past three years involving sales of our securities that were not registered under the Securities Act.

      Within the past three years, we have issued options to purchase an aggregate of 23,000 shares of our common stock under our 1996 Employee Stock Incentive Plan to various employees and officers with each having an exercise price of $32.50 per share. Within the past three years, we have issued 11,259 shares of our common stock pursuant to cashless stock option exercises at a weighted average exercise price of $15.80 per share.

      There were no underwriters involved in connection with any transaction set forth above. The issuances of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, the issuances of these securities were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans. The recipients of securities in these transactions represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits:

Exhibit
No.		Description of Document

1*		Form of Underwriting Agreement among Direct General Corporation, the selling shareholders and the underwriters
3	.1**	Form of Second Amended and Restated Charter of Direct General Corporation
3	.2**	Form of Amended and Restated Bylaws of Direct General Corporation
4	.1*	Specimen stock certificate representing the common stock, no par value per share of Direct General Corporation
4.2		Series A Convertible Preferred Securities Purchase Agreement by and among Direct General Corporation, SSM Venture Partners, L.P., Noro-Moseley Partners II, L.P. and David F. Bellet dated as of December 2, 1994 as amended by the Amendment to Securities Purchase Agreement dated as of November 25, 1996
4	.3**	Series B Convertible Preferred Stock Purchase Agreement by and among Direct General Corporation and Eldon Capital Partners, L.P. dated as of November 18, 1996
4	.4**	Series B Convertible Preferred Stock Purchase Agreement by and among Direct General Corporation and Eldon Capital Partners (International), L.P. dated as of November 18, 1996
4	.5**	Common Stock Purchase Warrant for Eldon Capital Incorporated dated as of November 26, 1996
5	.1*	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. as to the legality of the common stock being offered
10	.1*	Employment Agreement by and between Direct General Corporation and William C. Adair, Jr. dated as of , 2003
10	.2*	Employment Agreement by and between Direct General Corporation and Jacqueline C. Adair dated as of , 2003
10	.3*	Employment Agreement by and between Direct General Corporation and Tammy R. Adair dated as of , 2003
10	.4*	Employment Agreement by and between Direct General Corporation and William J. Harter dated as of , 2003
10	.5*	Employment Agreement by and between Direct General Corporation and Barry D. Elkins dated as of , 2003
10	.6**	Direct General Corporation 1996 Employee Stock Incentive Plan

Exhibit
No.		Description of Document

10	.7**	Direct General Corporation 2003 Equity Incentive Plan
10	.8*	Traditional Quota Share Reinsurance Agreement dated January 1, 2003 between each of the property and casualty insurance subsidiaries of Direct General Corporation and Dorinco Reinsurance Company and SCOR Reinsurance Company
10	.9*	Non-Traditional Quota Share Reinsurance Agreement dated January 1, 2003 between each of the property and casualty insurance subsidiaries of Direct General Corporation and AIG Reinsurance Company and SwissRe Underwriters
10.10		Private Passenger Automobile Excess Cessions Reinsurance Contract issued to each of the property and casualty insurance subsidiaries of Direct General Corporation dated as of January 1, 2002 as amended by Addendum No. 1 dated as of January 1, 2003
10.11		Property Catastrophe Excess of Loss Reinsurance Contract issued to each of the property and casualty insurance subsidiaries of Direct General Corporation dated as of January 1, 2003
10.12		Excess of Liability Reinsurance Agreement between Direct General Insurance Company and State National Specialty Insurance Company dated as of October 1, 2002
10	.13**	Quota Share Reinsurance Agreement between Direct General Insurance Company and State National Specialty Insurance Company dated as of October 1, 2002
10.14		Quota Share Reinsurance Agreement between Direct General Insurance Company and Old American County Mutual Fire Insurance Company dated as of January 1, 2003
10.15		Eighth Amended and Restated Loan Agreement by and among Direct General Corporation and certain of its subsidiaries and First Tennessee Bank National Association, as agent, and other banks described therein dated as of October 31, 2002, as amended by the First Amendment to the Eighth Amended and Restated Loan Agreement dated as of March 31, 2003 and the Second Amendment to the Eighth Amended and Restated Loan Agreement dated as of May 28, 2003
10.16		Seventh Amended and Restated Pledge and Security Agreement made by Direct General Corporation in favor of First Tennessee Bank National Association, as agent, and other banks described therein dated as of October 31, 2002, as amended by the First Amendment to the Seventh Amended and Restated Pledge and Security Agreement dated as of March 31, 2003 and the Second Amendment to the Seventh Amended and Restated Pledge and Security Agreement dated as of May 28, 2003
10.17		Seventh Amended and Restated Security Agreement by and between Direct General Financial Services, Inc. and First Tennessee Bank National Association, as agent, and other banks described therein dated as of October 31, 2002, as amended by the First Amendment to the Seventh Amended and Restated Security Agreement dated as of March 31, 2003 and the Second Amendment to the Seventh Amended and Restated Security Agreement dated as of May 28, 2003
10.18		Loan Agreement between Direct General Corporation, Direct General Financial Services, Inc., and First Tennessee Bank National Association dated as of December 1, 2002
10.19		Third Amended and Restated Loan Agreement among Direct General Corporation, Direct General Financial Services, Inc., First Tennessee Bank National Association and Hibernia National Bank dated as of October 31, 2002
10.20		Traditional Private Passenger Automobile Quota Share Reinsurance Contract issued to each of the property and casualty insurance subsidiaries of Direct General Corporation dated as of January 1, 2002
10.21		Non-traditional Private Passenger Automobile Quota Share Reinsurance Agreement issued to each of the property and casualty insurance subsidiaries of Direct General Corporation dated as of January 1, 2002
10.22		Florida MGA Agreement between Direct General Insurance Company, Inc. and the Maitland Underwriters dated as of August 16, 1999
10.23		Option Agreement between Direct General Insurance Agency, Inc. and LR3 Enterprises, Inc. and Maitland Underwriters, Inc. dated as of August 16, 1999 as amended by the Letter Agreements dated January 9, 2001 and February 20, 2002
10.24		Managing General Agency Agreement between Direct General Insurance Agency Inc. and Old American County Mutual Fire Insurance Company dated as of January 1, 2003

Exhibit
No.		Description of Document

10.25		Option Agreement between Direct General Insurance Agency, Inc. and All American General Agency, Inc., Guaranteed Insurance Agency, Inc., and certain guarantors described therein dated as of January 1, 2003
10.26		Texas Sub-Producers Agreement between Direct General Insurance Agency, Inc. and All American General Agency, Inc. dated as of January 1, 2003
10.27		Security Trust Agreement between Direct General Insurance Company and Old American County Mutual Fire Insurance Company and First Tennessee Bank National Association dated as of January 1, 2003
10.28		Stock Purchase Agreement and Letter between Direct General Corporation and Mutual Service Casualty Insurance Company dated as of December 2, 2002
10.29		Third Amended and Restated Pledge and Security Agreement by Direct General Corporation in favor of First Tennessee Bank National Association as agent and Hibernia National Bank dated as of October 31, 2002 as amended by the First Amendment to the Third Amended and Restated Pledge and Security Agreement dated as of December 1, 2002.
10.30		Third Amended and Restated Security Agreement between Direct General Financial Services, Inc. and First Tennessee Bank National Association as agent and Hibernia National Bank dated as of October 31, 2002 as amended by the First Amendment to the Third Amended and Restated Security Agreement dated as of December 1, 2002.
21**		Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. (included in the opinion filed as Exhibit 5.1)
24**		Powers of Attorney (included on signature page of this registration statement)

(b)	Financial Statement Schedules:

I.	Summary of Investments — Other Than Investments in Related Parties	S-1
IV.	Reinsurance	S-2
V.	Valuation and Qualifying Accounts	S-3
VI.	Supplemental Information Concerning Property – Casualty Insurance Operations	S-4

*	To be filed by amendment

**	Previously filed

Item 17.     Undertakings.

      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Memphis, State of Tennessee, on the 27th day of June, 2003.

DIRECT GENERAL CORPORATION

By:	*

William C. Adair, Jr.
Chairman of the Board, Chief
Executive Officer and President

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Capacity	Date

* William C. Adair, Jr.		Chairman of the Board, Chief Executive Officer, and President (principal executive officer)	June 27, 2003

* Barry D. Elkins		Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	June 27, 2003

* Jacqueline C. Adair		Executive Vice President, Chief Operating Officer and Director	June 27, 2003

* Fred H. Medling		Director	June 27, 2003

* Raymond L. Osterhout		Director	June 27, 2003

* Stephen L. Rohde		Director	June 27, 2003

*By	/s/ RONALD F. WILSON Ronald F. Wilson Power of Attorney

REPORT OF INDEPENDENT AUDITORS

Board of Directors

Direct General Corporation and Subsidiaries

      We have audited the consolidated financial statements of Direct General Corporation and Subsidiaries as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated February 26, 2003 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

      In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Nashville, Tennessee

February 26, 2003

SCHEDULE I.     SUMMARY OF INVESTMENTS

OTHER THAN INVESTMENTS IN RELATED PARTIES

December 31, 2002

			Amount at
			Which Shown in
			the Balance
Type of Investment	Cost	Value	Sheet

(In thousands)
Available-for-sale fixed maturity securities:
Bonds:
United States government and government agencies and authorities	$16,371	$16,977	$16,977
States, municipalities, and political subdivisions	69,587	72,051	72,051
Public utilities	1,979	2,023	2,023
All other corporate bonds	31,355	32,525	32,525

Total fixed maturities	119,292	123,576	123,576

Short-term investments	2,745	2,745	2,745

Total investments	$122,037	$126,321	$126,321

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

SCHEDULE IV.     REINSURANCE

					Percentage
		Ceded to	Assumed from		of Amount
	Gross	Other	Other	Net	Assumed to
	Amount	Companies	Companies	Amount	Net

	(In thousands)
Year ended December 31, 2002
Life insurance in force	$560,300	$—	$—	$560,300	0.0%

Premiums:
Life insurance	$5,760	$—	$—	$5,760	0.0%
Property and liability insurance	270,338	139,328	8,205	139,215	5.9%

Total premiums	$276,098	$139,328	$8,205	$144,975	5.7%

Year ended December 31, 2001

Life insurance in force	$275,220	$—	$—	$275,220	0.0%

Premiums:
Life insurance	$2,483	$—	$—	$2,483	0.0%
Property and liability insurance	198,346	109,238	6,438	95,546	6.7%

Total premiums	$200,829	$109,238	$6,438	$98,029	6.6%

Year ended December 31, 2000
Life insurance in force	$78,200	$—	$—	$78,200	0.0%

Premiums:
Life insurance	$542	$—	$—	$542	0.0%
Property and liability insurance	164,218	95,462	4,568	73,324	6.2%

Total premiums	$164,760	$95,462	$4,568	$73,866	6.2%

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

SCHEDULE V.     VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charged to					Balance at
	Beginning of	Costs and	Charged to				End of
Description	Period	Expenses	Other Accounts		Deductions		Period

	(In thousands)
Year ended December 31, 2002
Allowance for finance receivable losses	$4,811	$—	$5,346	(a)	$(5,147	)(c)	$5,010
Provision for return ceding commissions	4,048	912	—		—		4,960
Provision for return commissions and service fees	1,828	—	795	(b)	—		2,623

Year ended December 31, 2001
Allowance for finance receivable losses	$3,264	$—	$5,559	(a)	$(4,012	)(c)	$4,811
Provision for return ceding commissions	3,096	952	—		—		4,048
Provision for return commissions and service fees	1,557	—	271	(b)	—		1,828

Year ended December 31, 2000
Allowance for finance receivable losses	$3,126	$—	$3,926	(a)	$(3,788	)(c)	$3,264
Provision for return ceding commissions	2,628	468	—		—		3,096
Provision for return commissions and service fees	1,312	—	245	(b)	—		1,557

(a)	provision for finance receivable losses charged to finance income

(b)	provision for return commissions and administrative fees charged to commission and service fee income

(c)	charge-offs, net of recoveries

DIRECT GENERAL CORPORATION AND SUBSIDIARIES

SCHEDULE VI.     SUPPLEMENTAL INFORMATION

							Claims and Claim
							Adjustment Expenses		Amortization
	Deferred	Reserves for	Discount, if				Incurred Related to		of Deferred	Paid Claims
Affiliation	Policy	Unpaid	any,			Net			Policy	and Claim
with	Acquisition	Claims and	Deducted in	Unearned	Earned	Investment	Current	Prior	Acquisition	Adjustment	Written
Registrant	Costs	Adjustment	Col. C	Premiums	Premiums	Income	Years	Years	Costs	Expenses	Premium

	(In thousands)
Consolidated property — casualty entities:
December 31, 2002	$8,165	$86,658	$0	$169,148	$139,215	$5,050	$105,575	$(5,492)	$21,060	$79,315	$173,360

December 31, 2001	$6,020	$77,471	$0	$120,132	$95,546	$4,850	$85,870	$7,779	$16,258	$91,247	$109,019

December 31, 2000	$4,817	$73,968	$0	$90,105	$73,324	$4,755	$70,151	$2,303	$13,412	$71,868	$71,430

EXHIBIT INDEX

Exhibit
No.		Description of Document

1*		Form of Underwriting Agreement among Direct General Corporation, the selling shareholders and the underwriters
3	.1**	Form of Second Amended and Restated Charter of Direct General Corporation
3	.2**	Form of Amended and Restated Bylaws of Direct General Corporation
4	.1*	Specimen stock certificate representing the common stock, no par value per share of Direct General Corporation
4.2		Series A Convertible Preferred Securities Purchase Agreement by and among Direct General Corporation, SSM Venture Partners, L.P., Noro-Moseley Partners II, L.P. and David F. Bellet dated as of December 2, 1994 as amended by the Amendment to Securities Purchase Agreement dated as of November 25, 1996
4	.3**	Series B Convertible Preferred Stock Purchase Agreement by and among Direct General Corporation and Eldon Capital Partners, L.P. dated as of November 18, 1996
4	.4**	Series B Convertible Preferred Stock Purchase Agreement by and among Direct General Corporation and Eldon Capital Partners (International), L.P. dated as of November 18, 1996
4	.5**	Common Stock Purchase Warrant for Eldon Capital Incorporated dated as of November 26, 1996
5	.1*	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. as to the legality of the common stock being offered
10	.1*	Employment Agreement by and between Direct General Corporation and William C. Adair, Jr. dated as of , 2003
10	.2*	Employment Agreement by and between Direct General Corporation and Jacqueline C. Adair dated as of , 2003
10	.3*	Employment Agreement by and between Direct General Corporation and Tammy R. Adair dated as of , 2003
10	.4*	Employment Agreement by and between Direct General Corporation and William J. Harter dated as of , 2003
10	.5*	Employment Agreement by and between Direct General Corporation and Barry D. Elkins dated as of , 2003
10	.6**	Direct General Corporation 1996 Employee Stock Incentive Plan
10	.7**	Direct General Corporation 2003 Equity Incentive Plan
10	.8*	Traditional Quota Share Reinsurance Agreement dated January 1, 2003 between each of the property and casualty insurance subsidiaries of Direct General Corporation and Dorinco Reinsurance Company and SCOR Reinsurance Company
10	.9*	Non-Traditional Quota Share Reinsurance Agreement dated January 1, 2003 between each of the property and casualty insurance subsidiaries of Direct General Corporation and AIG Reinsurance Company and SwissRe Underwriters
10.10		Private Passenger Automobile Excess Cessions Reinsurance Contract issued to each of the property and casualty insurance subsidiaries of Direct General Corporation dated as of January 1, 2002 as amended by Addendum No. 1 dated as of January 1, 2003
10.11		Property Catastrophe Excess of Loss Reinsurance Contract issued to each of the property and casualty insurance subsidiaries of Direct General Corporation dated as of January 1, 2003
10.12		Excess of Liability Reinsurance Agreement between Direct General Insurance Company and State National Specialty Insurance Company dated as of October 1, 2002
10	.13**	Quota Share Reinsurance Agreement between Direct General Insurance Company and State National Specialty Insurance Company dated as of October 1, 2002
10.14		Quota Share Reinsurance Agreement between Direct General Insurance Company and Old American County Mutual Fire Insurance Company dated as of January 1, 2003

Exhibit
No.	Description of Document

10.15	Eighth Amended and Restated Loan Agreement by and among Direct General Corporation and certain of its subsidiaries and First Tennessee Bank National Association, as agent, and other banks described therein dated as of October 31, 2002, as amended by the First Amendment to the Eighth Amended and Restated Loan Agreement dated as of March 31, 2003 and the Second Amendment to the Eighth Amended and Restated Loan Agreement dated as of May 28, 2003
10.16	Seventh Amended and Restated Pledge and Security Agreement made by Direct General Corporation in favor of First Tennessee Bank National Association, as agent, and other banks described therein dated as of October 31, 2002, as amended by the First Amendment to the Seventh Amended and Restated Pledge and Security Agreement dated as of March 31, 2003 and the Second Amendment to the Seventh Amended and Restated Pledge and Security Agreement dated as of May 28, 2003
10.17	Seventh Amended and Restated Security Agreement by and between Direct General Financial Services, Inc. and First Tennessee Bank National Association, as agent, and other banks described therein dated as of October 31, 2002, as amended by the First Amendment to the Seventh Amended and Restated Security Agreement dated as of March 31, 2003 and the Second Amendment to the Seventh Amended and Restated Security Agreement dated as of May 28, 2003
10.18	Loan Agreement between Direct General Corporation, Direct General Financial Services, Inc., and First Tennessee Bank National Association dated as of December 1, 2002
10.19	Third Amended and Restated Loan Agreement among Direct General Corporation, Direct General Financial Services, Inc., First Tennessee Bank National Association and Hibernia National Bank dated as of October 31, 2002
10.20	Traditional Private Passenger Automobile Quota Share Reinsurance Contract issued to each of the property and casualty insurance subsidiaries of Direct General Corporation dated as of January 1, 2002
10.21	Non-traditional Private Passenger Automobile Quota Share Reinsurance Agreement issued to each of the property and casualty insurance subsidiaries of Direct General Corporation dated as of January 1, 2002
10.22	Florida MGA Agreement between Direct General Insurance Company, Inc. and the Maitland Underwriters dated as of August 16, 1999
10.23	Option Agreement between Direct General Insurance Agency, Inc. and LR3 Enterprises, Inc. and Maitland Underwriters, Inc. dated as of August 16, 1999 as amended by the Letter Agreements dated January 9, 2001 and February 20, 2002
10.24	Managing General Agency Agreement between Direct General Insurance Agency Inc. and Old American County Mutual Fire Insurance Company dated as of January 1, 2003
10.25	Option Agreement between Direct General Insurance Agency, Inc. and All American General Agency, Inc., Guaranteed Insurance Agency, Inc., and certain guarantors described therein dated as of January 1, 2003
10.26	Texas Sub-Producers Agreement between Direct General Insurance Agency, Inc. and All American General Agency, Inc. dated as of January 1, 2003
10.27	Security Trust Agreement between Direct General Insurance Company and Old American County Mutual Fire Insurance Company and First Tennessee Bank National Association dated as of January 1, 2003
10.28	Stock Purchase Agreement and Letter between Direct General Corporation and Mutual Service Casualty Insurance Company dated as of December 2, 2002
10.29	Third Amended and Restated Pledge and Security Agreement by Direct General Corporation in favor of First Tennessee Bank National Association as agent and Hibernia National Bank dated as of October 31, 2002 as amended by the First Amendment to the Third Amended and Restated Pledge and Security Agreement dated as of December 1, 2002.

Exhibit
No.		Description of Document

10.30		Third Amended and Restated Security Agreement between Direct General Financial Services, Inc. and First Tennessee Bank National Association as agent and Hibernia National Bank dated as of October 31, 2002 as amended by the First Amendment to the Third Amended and Restated Security Agreement dated as of December 1, 2002.
21**		Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP
23	.2*	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. (included in the opinion filed as Exhibit 5.1)
24**		Powers of Attorney (included on signature page of this registration statement)

(b)	Financial Statement Schedules:

I.	Summary of Investments — Other Than Investments in Related Parties	S-1
IV.	Reinsurance	S-2
V.	Valuation and Qualifying Accounts	S-3
VI.	Supplemental Information Concerning Property – Casualty Insurance Operations	S-4

*	To be filed by amendment

**	Previously filed